Exhibit 99.1

Managerial Report 4th Quarter 2021

1 Letter from our CEO João Vitor Menin Inter CEO What a year we had in 2021! We surpassed 16 million users and continued a path of impressive growth. We increased the number of products and services available in our app to build what we believe to be the best Super App in the world, only possible with a high execution capability and agile development. Our Super App is the foundation to a resilient business model that combines a diverse revenue stream, including revenues from both credit and services. As a result, Inter is much better positioned to face different economic scenarios. In 2021, our revenues totaled R$ 3.2 billion, representing 131% growth compared to the previous year. Service revenues totaled R$ 1.2 billion in 2021, more than 2.4 times the one seen in 2020. In addition to revenue diversification, we have deepened the engagement with our customers. Our Cross-Selling Index (CSI), an index that tracks the average number of products used by an active customer, reached 3.44, 12% above the level we ended in 2020. The average revenue per customer also continues to grow and reached R$ 218.06 per customer, despite the considerable growth in number of users in 2020. Last year we focused on developing the infrastructure and grounds needed for future growth. We invested not only in improving our processes, but also in building a team that can take us to the next level. We believe we are creating a solid foundation that will sustain the innovative and entrepreneurial culture from our company, while delivering operational leverage and efficiencies of scale. 2022 has been showing itself as a challenging year, with many uncertainties ahead. But we are ready to face it! As we have already highlighted, we believe in growing with balance and consistency, so that our business adjust itself according to the adverse scenario. For this year, we will focus on deepening the engagement with the customer base, benefiting from a higher maturity of our more than 16 million customers. This is also a year to straighten relationships, increase share of wallet , and therefore increase monetization. In 2022, we will also invest even more in data intelligence to communicate more efficiently and assertively with the customer base. Finally, we are excited to explore the opportunities to increase our scope. With the acquisition of USEND, an international remittance platform, we launch our sixth business avenue that will be the foundation for our global positioning. We want to take Inter's experience to other regions and believe we can shorten that path with the licenses and knowledge we have acquired. We take the opportunity to thank all our customers, employees, shareholders, and suppliers for their support on this long journey.

2 Growth and Engagement Day to day banking Inter Seguros Inter Invest Inter Shop 1 Total revenues = income from financial intermediation + service fee income (gross cashback) + other operating income; 2 Revenues from management services include service revenues, operating revenues, floating revenues, foreign exchange revenues and Inter Shop prepayment revenues. Revenue allocation is managerial, unaudited and subject to review; 3 Adjusted net profit does not consider negative effects of CSLL aliquot changes § We reached 16.3 million clients in 4Q21, growth of 17% QoQ and 93% YoY and added more than 8 million new clients in 2021; § We achieved R$ 3.2 billion in total revenues1 in 2021, a growth of 131% YoY; § We reached R$1.3 billion in service revenues2 in 2021, a 144% YoY growth; § We achieved an average revenue per user (ARPU) of R$218.06, an increase of 8.7%YoY; § We reached a Cross-Selling Index (CSI) of 3.44 products per client in 4Q21, a 12% YoY growth; § We achieved an adjusted net profit3 of R$78 million in 2021, a 1,307% YoY growth. § We reached R$ 9.9 billion in demand deposits, an 8.3% growth QoQ and 48% YoY; § We transacted R$14.2 billion in cards in 4Q21, an increase of 22% QoQ and R$42.9 billion in the year, a 94% YoY growth; § We increased card revenues by 113% YoY, reaching R$453 million in 2021. § We reached 839,000 policyholders, growth of 23% QoQ and 229% YoY; § We overcame R$88.9 million in revenues in the year, growth of 106% YoY; § We achieved R$864 million insurance sales in 2021, 226% growth YoY. § We increased investment revenues by 101% YoY, reaching R$ 100 million in 2021; § We reached 2 million investors clients on our platform, a 10% QoQ and 60% YoY growth; § We closed 2021 with R$57 billion in assets under custody (AuC , growth of 29% YoY; § We became the most complete investments platform in Brazil, being the only one with a hosted International stock trading platform, structured products, trading robots and many other features straight in the Super App. § We reached R$18.6 billion in the expanded loan portfolio, growth of 17% QoQ and 97% YoY; § Credit underwriting reached R$5.8 billion in 4Q21, growth of 66% YoY, totaling R$19.8 billion in 2021, 124% up to 2020; § The provision for loan loses represented 2.7% of the extended credit portfolio, and NPL over 90 days remained in 2.8%. Credit Main Highlights § We transacted R$3.5 billion (GMV) in 2021, growth of 201% YoY; § We exceeded R$246 million in revenues in 2021, 281% higher than in 2020; § We achieved 7.75% of take-rate in 4Q21, 1.5 p.p. above the take-rate in 4Q20; § Net take-rate reached 1.2% in 4Q21, growth of 0.5 pp QoQ and 0.2 pp YoY.

Main Highlights

	4Q21	3Q21	∆QoQ	4Q20	∆YoY	2021	2020	∆YoY
Number of clients (million)	16.3	13.9	17.6%	8.5	93.4%	16.3	8.5	93.4%
Active clients in the quarter (million)	8.8	7.9	11.3%	5.0	74.5%	8.8	5.0	74.5%
Cross selling index (CSI)	3.4	3.4	0.3%	3.1	12.4%	3.4	3.1	12.4%
Average revenue per client (ARPU) (BRL)	218.1	207.2	5.2%	200.6	8.7%	218.1	200.6	8.7%
Average revenue per active client (ARPAC) (BRL)	412.2	363.3	13.4%	348.4	18.3%	412.2	348.4	18.3%
Cost to serve per client (CTS) (BRL)	(116.6)	(110.4)	5.5%	(117.1)	-0.4%	(116.6)	(117.1)	-0.4%
Client acquisition cost (CAC) (BRL)	-28.8	-30.7	-6.3%	-26.8	7.4%	-28.8	-26.8	7.4%
Card transacted volume (BRL million)	14.2	11.6	22.5%	7.3	94.4%	42.9	18.2	135.0%
Gross merchandise volume (GMV) (BRL million)	1125.0	946.4	18.9%	632.1	78.0%	3521.7	1170.2	201.0%
Assets under custody (AuC) (BRL billion)	56.9	60.2	-5.5%	44.0	29.2%	56.9	44.0	29.2%
Extended credit portfolio (BRL billion)	18.6	15.9	16.8%	9.4	96.5%	18.6	9.4	96.5%
ROAE (%pa)	1.0%	0.9%	0.1 p.p.	0.2%	0.8 p.p.	1.0%	0.2%	0.8 p.p.
ROAA (%pa)	0.2%	0.3%	0.0 p.p.	0.0%	0.2 p.p.	0.2%	0.0%	0.2 p.p.
Net Income (BRL million)	6.4	19.2	-66.9%	19.4	-67.1%	64.7	5.6	1059.8%
Adjusted Net Income (BRL million)	20.2	19.2	5.0%	19.4	4.2%	78.5	5.6	1307.8%
EPS (BRL)	0.002	0.007	-66.9%	0.025	-90.3%	0.025	0.007	242.2%
Total Assets (BRL billion)	36	34	8.3%	20	84.3%	36	20	84.3%
Shareholders' Equity (BRL billion)	9	9	-0.5%	3	155.6%	9	3	155.6%
Extended Fee Income (BRL million)	453.5	345.5	31.3%	189.4	139.4%	1271.7	521.9	143.7%
Adjusted NII (BRL million)	437.7	374.8	16.8%	234.6	86.6%	1396.2	679.9	105.3%
Cost to Income Ratio (%)	81.8%	81.2%	0.6 p.p.	84.3%	-2.5 p.p.	82.8%	88.9%	-6.1 p.p.
Basel (Tier I ratio) (%)	44.3%	49.7%	-5.4 p.p.	31.8%	12.5 p.p.	44.3%	31.8%	12.5 p.p.
Cost of funding (%)	49.8%	50.0%	-0.2 p.p.	48.8%	0.9 p.p.	49.8%	48.8%	0.9 p.p.
NIM (% pa)	6.1%	5.8%	0.3 p.p.	5.7%	0.4 p.p.	6.1%	5.7%	0.4 p.p.

Inter Shares | BIDI

Market Cap*
As of December, 31st, 2021

R$ 24 billion

Price and volume | 4Q21 4Q21	BIDI3	BIDI4	BIDI11
Maximum	17.14	17.68	52.12
Minimum	9.10	9.17	27.50
Close	9.40	9.54	28.57
Average volume traded - R$ Million	20.0	124.0	404.1

	BIDI3	BIDI4	Total Shares
Number of shares	1,293,373,691	1,285,229,952	2,578,603,643

3

* Total Shares x BIDI4 Close

4 Number of clients In Million Total Revenues Total Revenue In BRL Million 4 Total Revenues = revenues from financial intermediation + fee income + other operating revenues. 464 869 3,189 2021 3Q21 4Q20 1,383 4Q21 2020 1,140 +145% 131% Results Release Growth We reached 16.3 million clients in 2021, 93% growth when compared to 2020. We added more than 8 million clients during the year, 81% above 2020. Of these clients, 2.9 million were added only in 4Q21. Added clients In Million Total revenues4 reached R$1.1 billion in 4Q21, and R$3.2 billion in 2021, a 131% growth in annual comparison and 31.2% of growth when we compare 3Q21 and 4Q21. 1.0 4Q21 15.3 13.9 16.3 7.8 3Q21 8.5 1.1 4Q20 0.7 12.9 +93% 2.0 3Q21 8.1 1.3 2.9 4Q20 4.5 2020 2021 4Q21 +120% +81% Legal entities Individuals

Fee Income

In 2021, our fee income[5] reached R$ 1.3 billion, a 144% growth when compared to 2020.

Revenues were mainly leveraged by the growth in cards, Inter Shop, *floating* and Inter Invest revenues, which totaled R$453.4 million, R$246.5 million, R$250.7 million and R$100.1 million respectively in 2021.



Fee Income
In BRL Million
+139%
+144%
189.4
345.5
453.5
521.9
1,271.7
73.1
15.0
18.1
39.5
9.5
18.1
16.1
120.7
71.3
17.5
62.0
16.0
35.3
22.5
155.3
113.6
21.7
87.2
17.1
33.5
25.2
212.8
71.4
55.9
64.8
23.9
49.9
43.2
453.4
250.7
73.8
246.5
58.3
100.1
88.9
4Q20
3Q21
4Q21
2020
2021
Card revenues
Floating revenue
Credit-related revenue
Inter Shop revenue
Digital account and others revenues
Inter Invest revenue
Inter Seguros revenue

NII

Gross revenues from financial intermediation before PDD (NII), comprised of revenues from credit operations, net of funding costs, plus financial revenues, reached R$ 1.7 billion in 2021, growth of 120% in the annual comparison, driven by credit portfolio growth, impacted by the extended credit portfolio growth, the increase of deposit balance and the increase of capital of R$5.5 billion in June 2021.



NII
In BRL Million
+123%
120%
251
454
560
755
1,658
4Q20
3Q21
4Q21
2020
2021

[5] Fee income include service revenues, operating revenues, *floating* revenues, foreign exchange revenues and Inter Shop prepayment revenues. Revenue allocation is managerial, unaudited and subject to review.

5

Average revenue per client

We presented an average revenue per user (ARPU)[6] of R$218.06 in 4Q21, growth of 8.7% YoY. From these, R$110.96 are referring to service revenues and R$107.10 to credit revenues (adjusted NII).

When we consider the average revenue per active client (ARPAC)[7], we observe a growth of 18% YoY and 13% QoQ, reaching R$412.16 per active client in the year.

ARPU
In BRL



+8.7%
200.59
207.19
218.06
110.97
107.80
107.10
89.61
99.39
110.96
4Q20
3Q21
4Q21
Credit ARPU
Services ARPU

ARPAC
In BRL



+18.3%
348.42
363.33
412.16
4Q20
3Q21
4Q21

Client acquisition cost (CAC) and Cost to Serve (CTS)

In 4Q21, the client acquisition costs reached R$28.79 per client, an increase of 7.4% in annual comparison and decline of 6.3% in quarterly comparison.

CTS[8] remained stable when compared to the same period in the previously year and presented a slight elevation in quarterly comparison. The expenses growth in line with the client growth reflects investments on the platform and people. 2021 was a year of preparing to leverage our growth with gains in scale and efficiency in the future.

Client acquisition cost
In BRL



+7.4%
26.80
30.74
28.79
13.68
13.97
11.45
13.11
16.77
17.34
4Q20
3Q21
4Q21
Operational costs
Marketing Costs

Cost to serve per client
In BRL



-0.4%
117.07
110.42
116.55
4Q20
3Q21
4Q21

[6] ARPU = [(Adjusted NII) * 4] / number of digital accounts; ARPU services = [(service revenues)*4] / number of digital accounts.
[7] ARPAC = (Total Net Revenues * 4) / number of active clientes
[8] CTS = [(Administrative expenses + personnel expenses + other operating expenses – cashback expenses) – (CAC * account opening number) *4] ÷ number of digital accounts. As of 2Q21, we changed the calculation of CTS metodology to annualise the CAC.

6

Engagement

Active clients per quarter

In Million



18
16
14
12
10
8
6
4
2
0
16.3
8.1
5.4
2.0
1.7
0.8
1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21
Total
Cards
Shopping
Floating
Investments
Insurance

On 4Q21, we reached 8.8 million active users. We have reviewed our data base to include a broader view of our customers' behavior to beyond the checking account. Therefore, from this quarter onwards, we will have a new historical data base that comprises the active customers.

	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
Until 2018	67.9%	69.0%	70.1%	69.8%	68.8%	67.6%	66.3%	65.3%
1Q19	59.0%	60.8%	62.7%	63.0%	62.6%	62.4%	62.0%	61.8%
2Q19	56.7%	59.1%	61.2%	61.7%	61.4%	61.3%	61.0%	60.7%
3Q19	56.8%	59.7%	62.2%	62.8%	62.6%	62.6%	62.3%	62.0%
4Q19	48.8%	52.6%	55.8%	56.8%	56.9%	57.1%	57.0%	57.0%
1Q20	36.7%	53.0%	56.6%	57.8%	58.1%	58.4%	58.2%	58.2%
2Q20		45.6%	62.0%	62.4%	62.4%	62.7%	62.4%	62.2%
3Q20			48.0%	61.7%	61.9%	62.5%	62.3%	62.2%
4Q20				37.4%	52.9%	54.3%	54.7%	54.8%
1Q21					40.8%	52.5%	52.6%	52.8%
2Q21						41.4%	51.1%	51.1%
3Q21							39.5%	48.6%
4Q21								36.8%

7

The average of products consumed by active clients (CSI) is also higher for earlier groups. CSI in 4Q21 totaled 3.44 and is already at 4.19 for earlier groups.

Quarter CSI	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21
Until 4Q16	1.47	1.50	1.51	1.53	1.54	1.55	1.59	1.73	1.74	1.90	2.23
1Q17	2.99	3.01	3.00	3.02	3.05	3.05	3.24	3.50	3.65	3.77	4.10
2Q17	3.04	3.06	3.06	3.09	3.09	3.10	3.28	3.54	3.67	3.79	4.10
3Q17	3.00	3.02	3.01	3.03	3.04	3.04	3.24	3.49	3.65	3.76	4.03
4Q17	2.99	3.02	3.01	3.04	3.04	3.05	3.26	3.50	3.65	3.77	4.02
1Q18	2.96	2.98	2.96	3.00	3.00	3.00	3.20	3.42	3.57	3.70	3.93
2Q18	2.84	2.86	2.84	2.87	2.87	2.89	3.11	3.31	3.45	3.58	3.77
3Q18	2.77	2.77	2.76	2.78	2.78	2.80	3.04	3.23	3.37	3.50	3.66
4Q18	2.86	2.80	2.76	2.77	2.77	2.79	3.01	3.20	3.33	3.47	3.61
1Q19	2.55	2.92	2.83	2.83	2.83	2.85	3.05	3.23	3.38	3.52	3.66
2Q19		2.57	2.89	2.83	2.81	2.82	3.03	3.20	3.35	3.50	3.63
3Q19			2.59	2.89	2.82	2.82	3.02	3.18	3.34	3.49	3.62
4Q19				2.54	2.84	2.80	2.97	3.13	3.28	3.43	3.53
1Q20					2.54	2.83	3.00	3.13	3.29	3.45	3.54
2Q20						2.50	3.04	3.10	3.25	3.43	3.49
3Q20							2.62	3.05	3.19	3.39	3.43
4Q20								2.56	3.22	3.41	3.41
1Q21									2.88	3.41	3.38
2Q21										2.96	3.25
3Q21											2.71
Total	**2.59**	**2.66**	**2.68**	**2.72**	**2.73**	**2.75**	**2.94**	**3.06**	**3.21**	**3.37**	**3.43**

In 4Q21, **45%** of our active clients stated that use **Inter as their main bank**, and **35%** claim to use Inter as their secondary main bank, reaffirming our **client activation and retention** strategy.

8

Demand deposits

The volume of demand deposits surpassed R$ 9.9 billion in 4Q21, an increase of 48% YoY.



Demand deposits
In BRL Million
+48%
6,703
9,169
9,933
4Q20
3Q21
4Q21

Floating revenues grew 251% in 2021 and overcame R$250 million. This growth can be explained by the increase in cash deposit balances and of the Selic rate. Clients are not remunerated by demand deposit balances available in the account, thus, it represents an important source of monetization to Inter.

Floating revenue is calculated on a managerial basis and is represented by the balance of cash deposits free of compulsory invested at 100% of the CDI rate.



Floating Revenue
In BRL Million
+657%
15.0
71.3
113.6
+251%
71.4
250.7
4Q20
3Q21
4Q21
2020
2021

Pix

In 2021, we realized almost **8.5% of all transactions** done by Pix in the country, reaching 679 million transactions. There was transacted about R$ 270 billion trough Inter over the year.

9

Cards

More than 5.4 million dual-function cards were used in 4Q21, a volume 83% higher than in 4Q20. The volume transacted with cards increased 135% year-on-year, driven by the evolution of our credit underwriting models and policies.



No. of cards used
In Million
+83%
3.0
4.8
5.4
4Q20
3Q21
4Q21
No. of debit users
In Million
+79%
2.3
3.7
4.2
4Q20
3Q21
4Q21
No. of credit users
In Million
+111%
1.3
2.2
2.7
4Q20
3Q21
4Q21



Card TPV
In BRL Billion
+94%
7.3
2.3
5.0
11.6
4.5
7.1
14.2
6.0
8.3
+135%
18.2
5.6
12.6
42.9
17.0
25.9
4Q20
3Q21
4Q21
2020
2021
Credit
Debit

Card revenues grew 113% YoY and totaled R$453 million in 2021.



Card revenues
In BRL Million
+113%
73.1
120.7
155.3
+113%
212.8
453.4
4Q20
3Q21
4Q21
2020
2021

10

Credit

The extended credit portfolio[9] exceeded R$18 billion, an increase of 97% year-on-year. We broke records in credit underwriting, reaching R$5.8 billion, with a growth of 66% YoY and emphasis on corporate credit, which grew 88% YoY.



Extended credit portfolio
In BRL Billion
+97%
9.4
17.2%
2.0%
21.8%
20.5%
38.5%
15.9
19.2%
3.5%
21.5%
24.4%
31.4%
18.6
18.9%
4.0%
21.6%
26.0%
29.4%
4Q20
3Q21
4Q21
Payroll
Agribusiness Loan
SME
Credit Card
Real Estate



Credit underwriting[10]
In BRL Billion
+66%
3.5
0.5
0.9
2.0
0.0
5.5
0.8
1.5
3.0
0.2
5.8
0.7
1.3
3.5
0.3
4Q20
3Q21
4Q21
Real Estate
Payroll
SME
Agribusiness Loan

The 4Q21 provision for loan losses balance amount represented 2.7% of the period extended credit portfolio, while NPL over 90 days represented 2.8% of the portfolio.



Provision / Extended credit portfolio
In %
2.2%
2.5%
2.7%
4Q20
3Q21
4Q21



NPL > 90 days
In %
2.8%
2.8%
2.8%
4Q20
3Q21
4Q21

[9] Extended credit portfolio includes debentures, CRAs e CRIs.
[10] Data disclosured on 4Q21 Operational Preview were reviwed.

11

Real estate credit

The real estate loan portfolio reached R$5.4 billion in 4Q21, a 50% expansion in 12 months, with a Loan to Value (LTV) of 47.8% and NPL of 2.2%. Revenues from the real estate loan portfolio surpassed R$598 million in 4Q21, corresponding to a 33% growth YoY.

With a 74% growth in real estate financing and greater exposure to SBPE financing, the composition of the real estate loan portfolio has significantly evolved towards a profile with lower defaults.



Real estate credit portfolio
In BRL Billion
3.0%
2.2%
2.2%
+50%
3.6
5.0
5.5
4Q20
3Q21
4Q21
Real estate financing
NPL > 90d / Real estate credit portfolio



Real estate financing
In BRL Billion
+74%
2.3
3.6
4.0
54%
46%
44%
56%
44%
56%
4Q20
3Q21
4Q21
SFI
SBPE

Payroll loan

The balance of the payroll loan portfolio totaled R$3.5 billion, an increase of 116% YoY. Revenues[11] reached R$ 200 million in 4Q21, growth of 119% YoY.



Payroll credit portfolio
In BRL Million
3.2%
2.6%
2.6%
+116% YoY
1.6
3.1
3.5
4Q20
3Q21
4Q21
NPL > 90d / Payroll credit portfolio

Corporate credit

In 4Q21, the extended corporate loan portfolio[12] reached R$4 billion, an increase of 95% YoY, mainly concentrated in Supply Chain Finance operations. Revenues totaled R$105 million in 4Q21, up 180% YoY. Although the positive variation of 0.22 p.p., NPL remains on low levels.



Corporate credit portfolio
In BRL Million
0.20%
0.09%
0.31%
+95%
2.1
3.4
4.0
4Q20
3Q21
4Q21
NPL > 90d / Corporate credit portfolio

[11] Includes card revenues and other payroll credits.
[12] Includes debentures and CRAs.

12

Credit Card

The credit card portfolio reahced R$4.8 billion in 4Q21. On this amount, R$ 709 million correspond to revolving and installment credits that generates interest income.

Credit card portfolio NPL reached 5.2%, with a decline of 0.6 p.p. QoQ and growth of 0.2 p.p. YoY.



Credit card portfolio
In BRL Million
+149%
4,832
548
162
4,122
3,871
405
152
3,314
1,938
184
80
1,674
4Q20
3Q21
4Q21
Revolving credit + overdue loans
Instalments with interest
Transactor

Agribusiness credit

Agribusiness financing portfolio reached R$739 million in 4Q21, a growth of 297% in annual comparison. Revenues reached R$8.0 million in 4Q21 and R$16.4 million in the year. We started agribusiness loan operations in 2020 and, during 2021, we have matured even more this credit line.



Agribusiness financing portfolio
In BRL Million
+297%
738.9
556.9
186.2
4Q20
3Q21
4Q21

13

inter shop

In 2021, we reached a new historic mark with R$3.5 billion in gross merchandise volume (GMV), 3x higher than 2020, what proves our thesis of bringing a new value purpose to our clients. In 4Q21, for the first time we surpassed R$ 1 billion of GMV in only one quarter and we ended it with the best performance by Inter Shop.

Even with a challenge scenario for retail in Brazil, our 2.7 million clients (LTM) increasingly understand Inter Shop's advantages, consolidating us as an important player on the market. There were more than 22 million transactions in 2021 (1 transaction each 1.4 seconds). In 4Q21, we brought more 474 thousand clients and reached the mark of 72% recurrent clients, showing our continuous and crescent engagement.

Gross merchandise volume (GMV) Inter Shop
In BRL Billion



+78%
+201%
0.6
0.9
1.1
1.2
3.5
4Q20
3Q21
4Q21
2020
2021

Inter Shop Revenues
In BRL Million



+121%
281%
39.5
62.0
87.2
64.8
246.5
4Q20
3Q21
4Q21
2020
2021



Take-rate
%
+1.5 p.p.
6.25%
7.75%
4Q20
4Q21

While our GMV growth continues, it is important to highlight growth of revenues, what increases our take rate to 7% in the year (and 7.75% in 4Q21) for the first time, showing the solidity of the partnerships we are building with our sellers.

In addition, our contribution margin of revenues net from cashbacks reached 14.9% in 4Q21 and cashback volume was R$74 million in the quarter, one more sinal that our clients not only benefit from offers and cashback, but also from our credit offer and payments conditions with an experience increasingly more fluid in all of our products mix, since recharge until air tickets and shopping.

In 2021, we reached:

- More than 400'000 SKUs available in end-to-end;
- More than 430 stores, integrations and partners in Brazil, of which more than 280 are End-to-End, where the purchase experience is 100% inside of our App;
- More than 86 partner stores at United States, 93 at Spain and 67 at Portugal.

14

inter invest

In 2021, we focus on make our platform complete. We have added several new functionalities and products such as funds, fixed income products from different issuers and UX improvements.
With the launch of version 11.0 of the Super App in December, we became the most complete investment platform in the country, being the only one with hosted international stock trading platform, structured products, trading robots and more.

Best Brazilian Digital Platform
iBest
Most Loyalty Platform
FGV / Isto É

In 2021, Inter Invest's revenues[13] reached R$100.1 million, growth of 101% YoY.
The decrease observed in AuC is linked to our exposure to equity and market fluctuations during the last quarter of 2021. We reached 2 million investor clients in 4Q21, an increase of 60% in the annual comparison. Of these, more than 439 thousand have shares under custody at Inter in 4Q21, representing an annual growth of 32%.

Inter Invest Revenues
In BRL Million


+101%
100.1
+108%
49.9
35.3
33.5
16.1
4Q20
3Q21
4Q21
2020
2021

Assets under custody[14]
In BRL Billion


+29%
60.2
56.9
44.0
4Q20
3Q21
4Q21

Number of investors
In Million


+60%
2.0
1.8
1.2
4Q20
3Q21
4Q21

Investors with shares under custody
In Thousand


+32%
430
439
331
4Q20
3Q21
4Q21

<u>Inter Asset</u> We observed a strong expansion in the base of shareholders, reaching 168 thousand, a growth of 86.5% YoY. We diversified fund strategies and ended the year with R$ 5.2 billion in AuC, with great capacity for operational leverage to support strong growth in the coming years.
<u>Capital Market</u> We created a self-sufficient ecosystem that allowed the strong expansion of our capital markets area, especially in DCM. We observed a strong expansion in the clientes and capital base, driven by the partnership with Banco ABC Brasil and we ended the year with 27 offers, totaling more than R$ 10 billion in issuances, +1,146 % YoY.
<u>Investment Communities</u> We consolidated our position in the social trading segment with more than 140,000 investment communities and a strong increase in engagement after the inclusion of benefits related to the credit card.
<u>Black/Win</u> We advanced in the strategy of higher income segments, which allowed an increase in the share of wallet and portfolio diversification. Our recognized differential in technology, together with our exclusive dedication to B2C, allow greater efficiency in the banker/advisor per client relationship and more competitive products to clients.

15

[13] Inter Invest Revenues are the sum of Inter DTVM and Inter Asset revenues.
[14] Considers cash deposits;

inter seguros

Our insurance business avenue ended 2021 with records in all lines. The active users more than triplicated when compared to the previous year, reaching 839 thousand policyholders.

We reached 18 digital products in our platform. Only in the last quarter, we launched the gadget insurance integrated to Inter Shop experience, "one click buy" life insurance and new private pension features. At the same time, we had succesfull iniciatives in freemium model to some products and we have recorrently launched up journeys and cross selling.

The combination of those differents fronts enable us to reach 251 thousand premium sales only in the last quarter of 2021, 141% above the previous year.

Inter Seguros active users[15]
In Thousand



+229%
255
683
839
4Q20
3Q21
4Q21

Premium Sales[16]
In Thousand



+141%
104
243
251
4Q20
3Q21
4Q21

Insurance revenues[17]
In BRL Million



+39%
+106%
18.1
22.5
25.2
43.2
88.9
4Q20
3Q21
4Q21
2020
2021

With recurrency and scale, we reached R$ 89 million in revenue in 2021, 106% higher than in 2020. In 2019, it was R$21 million. In only two years we more than quadruplicate our operation. This growth happened with an expressive gain of margin. Our EBITDA ended 2021 at 92.1%, 2.9 p.p. above the previous year and 18.9 p.p. up to 2019.

Results	4Q21	3Q21	ΔQoQ	4Q20	ΔYoY	2021	2020	ΔYoY
Insurance Revenues	25.2	22.5	11.7%	18.1	38.8%	88.9	43.2	1.1
EBITDA	21.8	19.5	11.7%	15.2	43.6%	75.9	34.2	1.2
EBITDA Margin	92.1%	92.0%	0.1 p.p.	89.2%	2.9 p.p.	90.7%%	0.8	6.5
Inter Seguros Net Income	18.6	16.6	12.2%	13.1	41.9%	64.8	29.1	1.2

15 Insureds: customers or the object of the contract (home, car, social security, consortia, etc.)
16 Data disclosured in 4Q21 Operational Preview were reviewed.
17 We reviewed the methodology for allocating revenues between avenues and reviewed the history

16

17 ESG Retrospective We were born sustainable by relying on a scalable digital model, which is lightweight and hosted in the cloud. Since our digital transformation, we have positioned ourselves as an eco-efficient and low-carbon company that operates and directs the market towards the democratization of financial and non-financial services. As a result, our business model serves not only the Company’s interests, but also the global interests of our stakeholders. We understand that our ESG journey is constant but that the differentials of our business model allow us to prioritize ESG business opportunities, while companies in other sectors need to focus on minimizing impacts. In the environmental pillar, to serve 1 customer compared to the average of traditional players, we emit only 9.5% of carbon; and we consume only 3.4% of energy and 1.2% of water. In addition, since 2019 we have been carbon neutral and have the GHG Protocol gold seal in our Emissions Inventory. Finally, in 2021, we became part of the B3 Efficient Carbon Index. In the social pillar, we generate value through the digital inclusion that our Super App provides, in the partnership relationship with our customers, which can be exemplified by the over 347 million returned to the society in cash back, and also by the strong Corporate Volunteering agenda and our Private Social Investment practices. We consider Governance as the foundation of all the pillars of Inter Group’s operations. This foundation is based on ethics and integrity, digital security, transparency, and partnership. Although we are listed on B3’s Level 2 of Governance, we seek to follow Novo Mercado’s guidelines, which is the highest level of governance in Brazil, as well as the Best Governance Practices established by IBGC. In September, we included an independent board member to Personnel and Remuneration Committee meetings, and the Board of Directors has been increasingly dedicated to ESG subjects. In view of the innovations we have implemented, the increase in the number of customers and the offer of products and services, in 2021 we carried out our second Listen to Stakeholders and reached 8 priority topics, which renew our Materiality and sustainability strategy. 2021 also represented a year of consolidation of major projects, engagement of different stakeholders and increased notoriety for the agenda. For the coming years, we want to further integrate ESG aspects into our culture and be recognized externally as a company that, in addition to being light and low-carbon, generates a positive impact, encourages sustainable behavior, and is an example of sustainability with its stakeholders. Further details about our performance in sustainability and how ESG values permeate our business can be seen in the Annual Report, which will be released at the beginning of the second quarter of 2022. Below, the main achievements and events of the topic in 2021

_Official launch of the internal group Sustainability Catalysts _Beginning of participation in the Investors for the Climate (IPC) initiative _ Beginning of training courses in Financial Education for the Value Chain _ Launch of our second Listen to Stakeholders _ Signing of the Principles for Responsible Investment (PRI) from UNEP-FI _ Holding of General Meetings in a fully digital way, including the Annual General Meeting, for greater participation of our shareholders due to the limitation given by the Covid-19 pandemic _ Establishment of the Supervisory Board _ Creation of a Board responsible for Controllership activities, including, but not limited to, the accounting and tax areas _ Launch of our first Annual Report for 2020 _ Inclusion in B3’s Carbon Efficient Index (ICO2) portfolio _ Beginning of activities and participation in the ODS MG Hub, partnership of the Challenge 2030 Network, an initiative of mining companies of which we were already part, with the United Nations Global Compact _ Renewal of the Inter ODS Map, which prioritizes the most relevant ODS’s according to our business model _ Launch of the 2021 internal volunteer public notice cycle _ Establishment and election of members and approval of the Internal Regulations of the Statutory Audit Committee January February April June May March ESG Retrospective

ESG Retrospective September _Disclosure of our 2020 Emissions Inventory, with the GHG Protocol gold seal August _ Best ESG in the Financial/Bank sector – Midcap by Institutional Investor _ Neutralization of our 2020 carbon emissions _ Review of the Securities Trading Policy and Material Act or Fact. November _ Launch of the Inter Diversity Program _ Beginning of the Inter Ligados project, a Java training course for young people under socioeconomic vulnerability December _ Green Bond Issuance, in accordance with the Green Bond Principles _ Obtaining the “A” Awareness Rating in the Humanized survey _ Creation of a Research Board and election of a female director, making Inter’s Board of Directors composed of 23.53% of female members October _ Review and Update of the members and powers of the Statutory Advisory Committees of the Board of Directors July _ Response to CDP's Climate Change questionnaire _ Approval by the Board of Directors of the Private Social Investment Policy that establishes guidelines for the Inter Group’s Private Social Investment, ensuring that there is planning, solidity, and transparency of fund transfers to social projects selected to receive support, according to the criteria and principles established herein

Consolidated Balance Sheet (BRL Thousand)

Assets	2020	2021	4Q20	3Q21	4Q21
Cash and cash equivalents	487,461	464,853	487,461	359,765	464,853
Securities	18,692,317	34,644,204	18,692,317	32,051,149	34,644,204
Interbank investments	2,192,537	1,765,242	2,192,537	1,500,001	1,765,242
Marketable Securities	5,813,381	12,841,941	5,813,381	13,246,640	12,841,941
Interbank accounts	1,709,729	2,720,395	1,709,729	2,331,697	2,720,395
Interbranch accounts	22	1,279	22	4,666	1,279
Credit Portfolio	8,600,094	16,785,083	8,600,094	14,453,088	16,785,083
Loan Operations	6,235,376	11,149,717	6,235,376	9,915,008	11,149,717
Other credits with credit operating characteristic	2,570,503	6,164,898	2,570,503	4,967,385	6,164,898
Allowance for Loan Losses	(205,785)	(529,532)	(205,785)	(429,305)	(529,532)
Derivative financial instruments	349,040	525,967	349,040	507,414	525,967
Other financial assets	27,513	4,297	27,513	7,643	4,297
Tax Credit	156,383	524,210	156,383	485,324	524,210
Investments	1,105	77,901	1,105	89,647	77,901
Property, Plant and Equipment for use	29,899	36,150	29,899	36,346	36,150
Intangible	224,514	421,156	224,514	379,250	421,156
Other Assets	203,894	313,532	203,894	269,428	313,532
Total do ativo	19,795,573	36,482,006	19,795,573	33,670,909	36,482,006

Liabilities	2019	2020	4Q20	3Q21	4Q21
Financial Liabilities	16,424,471	27,897,520	16,424,471	25,043,266	27,897,520
Deposits	12,417,728	18,213,184	12,417,728	17,179,131	18,213,184
Demand Deposits	6,703,356	9,932,959	6,703,356	9,169,010	9,932,959
Savings Deposits	887,666	1,230,039	887,666	1,138,085	1,230,039
Time Deposits	4,826,706	6,922,061	4,826,706	6,580,556	6,922,061
Open Market Funds	97,606	1,317,844	97,606	715,517	1,317,844
Interbank accounts	1,729,436	3,572,093	1,729,436	3,093,320	3,572,093
Interbranch accounts	1,709,729	2,720,395	1,709,729	2,331,697	2,720,395
Interbranch accounts	22,965	18,527	22,965	15,575	18,527
Borrowing and Onlending	27,405	25,071	27,405	25,580	25,071
Derivative Financial Instruments	27,513	4,297	27,513	7,643	4,297
Other Financial Liabilities	462,468	807,288	462,468	719,748	807,288
Allowances	20,613	21,682	20,613	22,670	21,682
Shareholders' Equity	3,350,489	8,562,804	3,350,489	8,604,973	8,562,804
Total Liabilities and Shareholders' Equity	19,795,573	36,482,006	19,795,573	33,670,909	36,482,006

20

Consolidated Income Statement (BRL Thousand)

INCOME STATEMENT	2020	2021	4Q20	3Q21	4Q21
Income from financial intermediation	**935,744**	**2,196,833**	**299,062**	**603,019**	**808,401**
Lending operations	854,068	1,443,889	275,895	354,549	472,740
Results with securities	35,070	748,613	36,342	238,622	316,517
Income from interbank investments	94,472	47,508	19,258	16,203	18,242
Results with derivative financial instruments	(54,419)	(48,330)	(31,971)	(7,558)	(176)
Results with foreign exchange	6,552	5,153	(463)	1,203	1,078
Expenses from financial intermediation	**(181,036)**	**(539,256)**	**(47,735)**	**(148,635)**	**(248,345)**
Funding expenses	(179,491)	(537,644)	(47,380)	(148,289)	(247,808)
Borrowings and onlendings	(1,545)	(1,612)	(356)	(346)	(537)
Gross profit from financial intermediation	**754,708**	**1,657,577**	**251,326**	**454,384**	**560,056**
Allowance for loan losses	**(214,168)**	**(510,389)**	**(65,787)**	**(155,673)**	**(144,691)**
Other operating income (expenses)	**(601,455)**	**(1,112,064)**	**(178,413)**	**(292,212)**	**(354,550)**
Fee income	317,322	794,102	131,656	214,099	269,461
Personnel expenses	(229,096)	(443,336)	(62,050)	(121,457)	(147,025)
Other administrative expenses	(578,264)	(1,012,622)	(185,565)	(253,794)	(322,805)
Taxes	(69,363)	(146,956)	(23,677)	(40,720)	(48,309)
Result of interests in subsidiaries	-	(8,942)	-	(5,454)	(7,381)
Other operating income	129,852	197,962	33,767	51,664	61,769
Other operating expenses	(171,905)	(492,272)	(72,545)	(136,550)	(160,260)
Operating income	**(60,913)**	**35,124**	**7,130**	**6,499**	**60,814**
Other income (expenses)	**11,826**	**(64,213)**	**168**	**28**	**(73,818)**
Income before taxes and profit sharing	**(49,087)**	**(29,089)**	**7,298**	**6,527**	**(13,004)**
Income tax and social contribution	(13,166)	(50,985)	(6,670)	(16,508)	(18,123)
Deferred income tax	67,831	144,593	18,766	29,227	37,320
Accounting net result	**5,578**	**64,519**	**19,394**	**19,246**	**6,193**

21

Annexes

Client relationship

We use technology to offer an even better platform and we establish a partnership relationship with our clients in each of our aspects. This relationship is very present on social networks, where engagement with us grows every day.

Evaluation of the App
4.4 on Google Play Store
4.8 on App Store

Followers on social networks
More than 3.9 million of followers on social networks

No of access App and IB
1.5 billion access in 2021

Net Promoter Score (NPS)
83 in December 2021

Financial Indicators

NPL	4Q21	3Q21	ΔQoQ	4Q20	ΔYoY
Real Estate Credit	2.24%	2.16%	0.1 p.p.	3.04%	-0.8 p.p.
SME Loans	0.31%	0.09%	0.2 p.p.	0.20%	0.1 p.p.
Payroll Loans	2.65%	2.62%	0.0 p.p.	3.17%	-0.5 p.p.
Rural	0.00%	0.00%	0.0 p.p.	0.00%	0.0 p.p.
Credit Card	5.20%	5.80%	-0.6 p.p.	5.00%	0.2 p.p.
Total	2.80%	2.84%	0.0 p.p.	2.85%	0.0 p.p.

Coverage Ratio	4Q21	3Q21	ΔQoQ	4Q20	ΔYoY
Real Estate Credit	47.24%	45.19%	2.1 p.p.	42.13%	5.1 p.p.
SME Loans	191.06%	414.89%	-223.8 p.p.	205.74%	-14.7 p.p.
Payroll Loans	75.79%	71.82%	4.0 p.p.	70.36%	5.4 p.p.
Rural	0.00%	0.00%	0.0 p.p.	0.00%	0.0 p.p.
Credit Card					
Total	95.14%	86.73%	8.4 p.p.	78.81%	16.3 p.p.

Loan-to-Value (LTV) - Real Estate Credit	4Q21	3Q21	ΔQoQ	4Q20	ΔYoY
Mortgage loans	51.18%	51.51%	-0.3 p.p.	50.73%	0.5 p.p.
Home Equity	35.19%	35.25%	-0.1 p.p.	32.23%	3.0 p.p.
Total	47.76%	48.19%	-0.4 p.p.	45.20%	2.6 p.p.

Managerial allocation of fee income

To better understand the revenues generated by each of our avenues and their respective products, we propose a managerial redistribution of our revenues. We allocate managerially part of the revenue that is recorded in the lines of "Revenues from financial intermediation" and "Other operating income" as revenue from services:

Managerial allocation of fee income | 2021

Income Statement	Digital Account	Floating	Cards	Inter Invest	Inter Shop	Inter Seguros	Credit Accessories	Total
Other operating income (note 25)	42.2	-	84.6	22.0	0.4	31.4	17.3	
Financial intermediation result	0.1	250.7	-	14.1	9.5	5.4	-	
Fee income (note 22)	16.0	-	368.8	64.1	236.6	52.0	56.5	
Comprehensive Fee Income	**58.3**	**250.7**	**453.4**	**100.1**	**246.5**	**88.9**	**73.8**	1,271.6

[16] 100% TIER I

22

23 Market risk management Liquidity management The management of liquidity risk independently promotes the daily control and monitoring of Banco Inter’s liquidity in accordance with Resolution 4557 of the Central Bank of Brazil, as well as in line with the best market practices. The Bank regularly assesses its liquidity indicators and asset/liability mismatches, weighing minimum cash metrics, level of cash allocated to highly liquid assets (HQLA), potential cash requirements in a stress scenario, among others. Additionally, the Institution has a fragmented client base with cash deposits (and term deposits), as well as a robust (available) stock of collateral for the issuance of real estate credit notes (LCI) that potentially generate stability in liquidity management. The Bank manages the market risk of positions classified in the banking book as well as in the trading book. The risk management team monitors mismatches between indexes and terms of active and passive positions, checking the strategies (and risks) assumed on a daily basis. The Bank currently has an adequate market risk considering the strategy and complexity of the business, as well as in line with the Institution’s Risk Appetite Statement. Additionally, it is noteworthy that Inter currently uses tools such as Value-At-Risk (VaR), delta EVE and delta NII in the periodic management of market risk.

24 Glossary Active clients: Active clients are those with checking accounts that generated revenue during the quarter. Products from all business avenues are considered. Cross-Selling Index (CSI): The average of products consumed per active client in the quarter. It is calculated based on the total number of products consumed in the period divided by the number of active clients in the same period. Products from all business avenues are considered. Average revenue per client (ARPU): Average revenue per client is calculated by adding the average revenue per client from credit and services. ARPU credit = [(NII adjusted)*4] ÷ number of digital accounts + ARPU services = [(Extended service revenue)*4] ÷ number of digital accounts Average revenue per active client (ARPAC): Average revenue per client is calculated by adding the average revenue per active client from credit and services. ARPAC credit = [(NII adjusted)*4] ÷ number of active clients + ARPAC services = [(Extended service revenue)*4] ÷ active clients Net Interest Income (NII): The gross result of financial intermediation, before PDD. It can be calculated using the formula: Income from Financial Intermediation – Expenses from Financial Intermediation. Extended service revenues: Considers revenues from cards (exchange + performance), floating, Inter Invest, Inter Seguros, Inter Shop (gross cashback expenses) and ancillary income from credit and digital accounts. Total Revenues: Revenues from financial intermediation plus revenues from the provision of services and other operating income. Net Interest Margin (NIM): A measure of profitability obtained from the difference between revenues from financial intermediation and the cost of funding, relative to profitable assets. It is calculated based on the ratio between the average of the last 5 quarters of the NII and the average profitable assets. Profitable assets, in turn, are calculated from the sum of cash and cash equivalents, interbank investments with immediate liquidity, securities, interbank relationships, interdependence relationships, other financial assets, credit operations, other credits and provisions.

25 Efficiency Index: A metric calculated according to the following ratio: !"#$%&&"' ()*"&$"$ + ,-ℎ"# /012&2$-#/-23" ")*"&$"$ + ,-ℎ"# %*"#/-2&4 ")*"&$"$ + 5/) ")*"&$"$ + *"#6%#1/&7" 8"" 2&7%1" + ,-ℎ"# /012&2$-#/-23" ")*"&$"$ + 9&7%1" 6#%1 82&/&72/' 9&-"#1"02/-2%& − *"#6%#1/&7" Resources under custody and management (AuC & AuM): AuC and AuM include the primary funding products issued by Banco Inter, assets under custody (products issued by third parties, investment funds, shares and other securities) of Inter DTVM and assets under management by Inter Asset. Cost of Funding: The cost incurred with capturing clients. To calculate the percentage cost of funding, deposits and bills issued are weighted as a percentage of the CDI, considering the issuance fees, volumes and maturities of each one. In the percentage calculation certain bills indexed to inflation are not taken into account. Client Acquisition Cost (CAC): The average cost to add a client to the base, considering operating expenses for opening an account - such as onboarding personnel, embossing and sending cards and digital marketing expenses with a focus on client acquisition divided by the number of accounts opened in the quarter. Cost to Serve per client (CTS): CTS = [[(Administrative expenses + personnel expenses + other operating expenses – cashback expenses) – (CAC * number of account openings)] *4 ] ÷ number of digital accounts. Volume traded in Marketplace (GMV): Includes the volume transacted in purchases made through the shopping service, in the affiliated and end-to-end models, as well as recharging, gift cards and other products sold through Inter Marketplace. Extended credit portfolio: Includes credit operations, credit card operations in cash, revolving and installments, in addition to certain TVM operations such as debentures and CRIs. Return on Average Equity (ROAE): ROAE = Sum (Net income for the last 4 quarters) / Average (Net equity for the last 5 quarters). Return on Average Assets (ROAA): ROAA = Sum (Net income for the last 4 quarters) / Average (Total assets for the last 5 quarters).

26 Disclaimer This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward- looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting the Bank, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not facts or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, convictions related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward- looking statements are based on Inter's expectations and convictions about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. The numbers for our key metrics (Unit Economics), which include monthly active users (MAU), average revenue per user (ARPU) and cross selling index (CSI), are calculated using Inter’s internal data. Whether based on what we believe to be reasonable estimates, there are challenges inherent in measuring the use of our products. In addition, we continually seek to improve estimates of our user base, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. The financial information, unless otherwise stated, is presented in millions of reais, in accordance with the consolidated financial statements, in BACEN GAAP.

December 31, 2021 Financial statements

2 Content Management report 3 Auditor’s report on individual and consolidated financial statements 7 Individual and consolidated balance sheet 9 Individual and consolidated income statements 11 Individual and consolidated comprehensive income statements 12 Individual and consolidated cash flow statements 13 Individual and consolidated change on net equity statements 14 Individual and consolidated added value statements 15 Accompanying notes to the individual and consolidated financial statements 16

Management Report Management of Banco Inter S.A. and its subsidiaries (Inter), a private multiple bank, which operates through a digital platform, including financial and non-financial services, in accordance with legal and statutory provisions, presents hereby the consolidated financial information to its shareholders for the quarter ended December 31, 2021. The information, unless otherwise indicated, is expressed in national currency (in thousands of Reais) and was prepared based on the accounting practices issued by the Brazilian Corporate Law, together with the rules and instructions of the National Monetary Council (CMN) and the Central Bank of Brazil (Bacen), when applicable. Inter We are a digital platform with the purpose of simplifying our clients' lives. We started our journey in 1994 as one of the main agents in the modernization of the Brazilian banking industry, offering a disruptive value proposition, with a new concept of banking. We are offering a massive portfolio of services and financial and non-financial products through our Super App. We have more than 27 years of experience in the Brazilian banking industry, which makes us credible to provide premium services and offer premium products in a very regulated market. Concomitantly, the fintech essence has provided, in our view, Inter with a modern, agile, scalable and digital business model, better meeting the demands of clients and growth strategies. Therefore, since the digitization of our business model in 2015, we have increased the diversification of our revenues, increasing the relevance of services revenues. Additionally, the structure of a digital retail bank contributes to a low-cost funding composition, which is more resilient and dispersed among our account holders. The products currently comprising the Inter ecosystem interact with each other and are completely interconnected, offering options such as current accounts, loans and financing, investments, consortia, foreign exchange, insurance, in addition to the possibility of buying products in the main retail stores in the country, through Inter Shop, our digital mall, all in one application, simply and quickly. The digital platform enables an accelerated growth in the client base, evolving from 8.5 million account holders in December 31, 2020, to 16 million in current base date, which is equivalent to 93% of growth between the periods.

4 Operating Highlights Digital Account In the period ended on December 31, 2021, we amassed more than 16 million clients — in a single year we had achieved about 8 million new clients. In December, our NPS reached 83 points (zone of excellence) and more than 1.5 billion login sessions in our app during the year of 2021. Credit Portfolio The balance of credit operations reached R$17.3 billion, a positive change of 96.6% compared to December 31, 2020. The credit portfolio with real estate guarantee exceeded R$5.0 billion, a growth of 46.2% compared to December 2020, when its balance was R$3.5 billion. The individual credit portfolio, which includes the payroll-deductible credit and credit card portfolios, reached the amount of R$10.4 billion, showing a growth of 135.4 compared to December 31, 2020, where it totaled R$4.4 billion. Funding The total funding amounted to R$18.2 billion, 46.7% higher in comparison to the R$ 12.4 billion recorded on December 31, 2020. Demand deposits totaled R$9.9 billion, a growth of 48.2% compared to the amount recorded at the end of 2020, in the amount of R$6.7 billion. Economic-Financial Highlights Net Result We had a consolidated net result of R$64.5 million, representing an increase of R$58.9 million compared to the semester ended on December 31, 2020. The difference in the net result between the periods may be expressed by the increase in credit operation revenues, and also by the significant increase in transactions carried out in our Marketplace. Gross Result from Financial Intermediation The Gross Result from Financial Intermediation reached R$1,657.6 million, an increase of R$902.9 million relation to the amount registered in the same period of 2020. As a positive highlight, we have the results with credit operations, which reached the amount of R$1,443.9 million, a growth of 69.1% compared to fiscal year 2020. Administrative Expenses Administrative and personnel expenses incurred in the semester ended December 31, 2021 amounted to R$1.456.0 million, an increase of R$650.0 million compared to the same period in 2020, a growth explained by the increased volume of operations, expansion of services and products offered, in addition to the exponential growth of the client base.

5 Equity Highlights Total Assets Total assets amounted to R$36.5 billion at the end of the semester on December 31, 2021, a growth of 84.3% compared to December 2020. We highlight the Credit Portfolio, net of provisions, which totaled R$16.8 billion in December 31, 2021, an increase of R$8.2 billion in the period. Shareholder’s Equity The shareholder's equity totaled R$8.6 billion, a 155.6% increase in comparison to December 31, 2020. It is mostly a result from follow-on funding from June 2021, with a collection of R$ 5.5 billion. Inter ended December 31, 2021, with a Basel Index of 44.3%, thus maintaining a strong capital structure for maintenance of its growth rates. Ratings The Investment Grade rating assigned by the specialized agencies Fitch Ratings and Standard & Poor's, with long-term national scale ratings of “A-(bra)” and “brAA”, respectively, certifies the adequate liquidity position and the comfortable level of capitalization of Inter. We also point out the rating change from Standard & Poor's in July, which ranked Inter up to "brAA+", and the Fitch Ratings change of expectations for the company in the near future, from negative to positive. The agencies highlight the improvement in the credit quality, the mitigation of risks of maturity mismatch, the substantial advances in the cross sale of products and in the autonomy of funding resources, reflecting the benefits of the exponential growth of the client base in recent years. Marketable Securities Portfolio - Circular No. 3.068/2001 – Bacen In compliance with the provisions of Article 8 of Bacen Circular No. 3.068/2001, Inter declares to have the intention and capacity to maintain R$831.6 million, in the category of “Securities held to maturity”.

6 Declaration of the Board Executive Officers Inter's Board Executive Officers declares that it has discussed, reviewed and agreed with the opinions expressed in the independent auditors' report, as well as it has reviewed, discussed and agreed with the financial information for the quarter ended December 31, 2021. Relationship with the Independent Auditors In compliance with CVM Instruction No. 381, Inter informs that the other services contracted in addition to the audit services for its financial/information statements do not interfere with the policy adopted in relation to the principles that preserve the auditor's independence, in accordance with international criteria accepted, that is, the auditor shall not audit its own work or exercise managerial functions in its client or promote the interests of the latter. Acknowledgement We would like to thank our shareholders, clients and partners for the trust placed in us, and each one of the employees who build our history on a daily basis. Belo Horizonte, February 21, 2022. Management

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Individual and consolidated balance sheet as of December 31, 2021 and December 31, 2020

(Amounts expressed in thousands of Reais)

	Note	Parent Company		Consolidated	
		12/31/2021	12/31/2020	12/31/2021	12/31/2020
Assets					
Cash Equivalents	5	**464,337**	**486,929**	**464,853**	**487,461**
Financial instruments		**34,417,320**	**18,611,756**	**34,644,204**	**18,692,316**
Liquid financial investments	6	**1,775,549**	**2,155,043**	**1,765,242**	**2,192,537**
Marketable securities	7	**12,992,564**	**5,924,742**	**12,759,290**	**5,813,381**
Derivative financial instruments	8	**4,297**	**27,513**	**86,948**	**27,513**
Interbank relations	9	**2,720,395**	**1,709,729**	**2,720,395**	**1,709,729**
Interdependences relations		**1,278**	**22**	**1,279**	**22**
Credit portfolio	10	**16,542,093**	**8,484,389**	**16,785,083**	**8,600,094**
Credit operations		10,906,428	6,119,571	11,149,717	6,235,376
Other credits with and without credit granting characteristics		6,164,898	2,570,503	6,164,898	2,570,503
Provision for expected losses associated with credit risk		(529,233)	(205,685)	(529,532)	(205,785)
Other financial assets	11	**381,144**	**310,318**	**525,967**	**349,040**
Tax credits	12	**521,738**	**154,831**	**524,210**	**156,383**
Investments	14	**389,862**	**113,102**	**77,901**	**1,105**
Investments in equity interests in affiliates		311,961	111,997	-	-
Investments in interests in subsidiaries		76,750	-	76,750	-
Other investments		1,151	1,105	1,151	1,105
Property, Plant, and Equipment		**34,253**	**29,458**	**36,150**	**29,899**
Property, Plant, and Equipment in use		53,828	43,878	56,358	44,535
(Accumulated depreciation)		(19,575)	(14,420)	(20,208)	(14,636)
Intangible Asset	15	**297,289**	**173,592**	**421,156**	**224,514**
Intangibles assets		393,125	222,241	530,722	275,298
(Accumulated amortization)		(95,836)	(48,649)	(109,566)	(50,784)
Other assets	13	**308,841**	**196,974**	**313,532**	**203,894**
Total assets		**36,433,640**	**19,766,642**	**36,482,006**	**19,795,573**

The accompanying notes are an integral part of the financial statements.

Individual and consolidated balance sheet as of December 31, 2021 and December 31, 2020 (Amounts expressed in thousands of Reais) Note 12/31/2021 12/31/2020 12/31/2021 12/31/2020 Liability Financial liabilities 27,923,319 16,443,341 27,897,520 16,424,471 Deposits 16a 18,534,977 12,525,233 18,213,184 12,417,728 Demand deposits 10,019,395 6,744,941 9,932,959 6,703,356 Savings deposits 1,230,039 887,666 1,230,039 887,666 Time deposits 7,157,418 4,892,626 6,922,061 4,826,706 Interbank deposits 128,125 - 128,125 - Funding in open market 1,151,344 102,874 1,317,844 97,606 Acceptance funds and issuance of securities 16b 3,598,194 1,730,316 3,572,093 1,729,436 Interbank relations 9 3,876,964 1,610,106 3,876,964 1,610,106 Interdependences relations 18,527 22,965 18,528 22,965 Obligations due to loans and transfers from the country 24,877 27,405 25,071 27,405 Derivative financial instruments 8 66,472 56,757 66,549 56,757 Other liabilities 17 651,964 367,685 807,287 462,468 Provisions 21 21,682 20,613 21,682 20,613 Total liability 27,945,001 16,463,954 27,919,202 16,445,084 Shareholder’s Equity 20 8,488,639 3,302,688 8,562,804 3,350,489 Capital stock 8,655,705 3,216,455 8,655,705 3,216,455 Capital reserve 11,566 83,714 11,566 83,714 Profit reserves 76,118 82,984 76,118 82,984 Other comprehensive income (212,195) 37,056 (212,195) 36,276 Treasury shares (42,555) (117,521) (42,555) (117,521) Participation of Non-Controlling Shareholders - - 74,165 48,581 Total liability and shareholders' equity 36,433,640 19,766,642 36,482,006 19,795,573 The accompanying notes are an integral part of the financial statements. Parent Company Consolidated inter

Individual and consolidated income statement

Semester ended December 31, 2021 and fiscal year ended December 31, 2021 and 2020.

(Amounts expressed in thousands of Reais)

		Parent Company			Consolidated		
	Note	2nd Semester of 2021	12/31/2021	12/31/2020	2nd Semester of 2021	12/31/2021	12/31/2020
Credit operations	10g	801,816	1,410,250	846,953	827,288	1,443,889	854,068
Income from foreign exchange transactions		2,281	5,153	6,552	2,281	5,153	6,552
Income from interbank investments for liquidity	6	32,606	46,633	94,412	34,445	47,508	94,472
Income from bonds and securities	7c	572,924	766,196	37,398	555,139	748,613	35,070
Income from derivative financial instruments	8d	(13,090)	(56,006)	(54,419)	(7,734)	(48,330)	(54,419)
Income from financial intermediation		**1,396,537**	**2,172,226**	**930,897**	**1,411,419**	**2,196,833**	**935,744**
Funding operations in the market	16c	(395,787)	(538,301)	(180,172)	(396,097)	(537,644)	(179,491)
Loans and onlending operations		(883)	(1,612)	(1,544)	(883)	(1,612)	(1,545)
Financial intermediation expenses		**(396,670)**	**(539,913)**	**(181,717)**	**(396,980)**	**(539,256)**	**(181,036)**
Gross income from financial intermediation		**999,867**	**1,632,313**	**749,180**	**1,014,439**	**1,657,577**	**754,708**
Provisions for bad accounts	10f	(300,135)	(509,948)	(214,163)	(300,364)	(510,389)	(214,168)
Result of provisions for losses		**(300,135)**	**(509,948)**	**(214,163)**	**(300,364)**	**(510,389)**	**(214,168)**
Income from services provided	22	265,987	431,892	184,322	483,560	794,102	317,322
Personnel expenses	23	(244,926)	(405,312)	(213,633)	(268,482)	(443,336)	(229,096)
Other administrative expenses	24	(546,109)	(955,279)	(540,707)	(576,599)	(1,012,622)	(578,264)
Tax expenses		(72,140)	(119,053)	(58,949)	(89,029)	(146,956)	(69,363)
Income from interests in subsidiaries	14a	112,805	180,174	35,203	-	-	-
Income from interests in affiliates	14a	(12,657)	(8,764)	-	(12,657)	(8,764)	-
Other operating income	25	73,316	139,423	108,439	113,433	197,962	129,852
Other operating expenses	26	(260,298)	(432,913)	(138,519)	(296,810)	(492,272)	(171,905)
Other operating income (expenses)		**(684,022)**	**(1,169,832)**	**(623,844)**	**(646,584)**	**(1,111,886)**	**(601,453)**
Operating result		**15,710**	**(47,467)**	**(88,827)**	**67,491**	**35,302**	**(60,913)**
Other income		16,533	44,545	39,377	16,558	44,570	39,377
Other expenses		(88,242)	(105,893)	(24,076)	(90,348)	(108,783)	(27,551)
Other income and expenses		**(71,709)**	**(61,348)**	**15,301**	**(73,790)**	**(64,213)**	**11,826**
Income before taxation on profit		**(55,999)**	**(108,815)**	**(73,525)**	**(6,299)**	**(28,911)**	**(49,087)**
Provision for income tax		-	-	-	(24,109)	(36,035)	(9,660)
Provision for social contribution		-	-	-	(10,522)	(14,950)	(3,506)
Deferred tax asset	19	66,103	143,440	66,329	66,547	144,593	67,831
Taxes and profit sharing		**66,103**	**143,440**	**66,329**	**31,916**	**93,608**	**54,665**
Results for the semester / fiscal years		**10,104**	**34,625**	**(7,197)**	**25,617**	**64,697**	**5,578**
Interest of controlling shareholders					10,104	34,625	(7,197)
Participation of Non-Controlling Shareholders					15,513	30,072	12,775
Net earnings per share							
Basic earnings per share – R$					0.00394	0.01350	(0.00281)
Diluted earnings per share – R$					0.00392	0.01344	(0.00279)

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Individual and consolidated statements of changes in equity

Semester ended December 31, 2021 and fiscal year ended December 31, 2021 and 2020.

(Amounts expressed in thousands of Reals)

				Profit reserve								
		Capital stock	Capital reserve	Legal reserve	Statutory reserve	Other comprehensive income	Accumulated profits	Treasury shares	Total Net Equity of the Bank	Other comprehensive income	Interest of Non-Controlling Shareholders on Shareholders' Equity of Affiliates	Total Shareholders' Equity
Balances on January 01, 2020	**Note**	**2,068,305**	**1,119**	**17,206**	**112,925**	**1,462**	**-**	**-**	**2,201,017**	**(5,242)**	**4,177**	**2,199,952**
Capital increase		1,181,351	-	-	-	-	-	-	1,181,351	-	-	1,181,351
Cost of issuing shares		(33,335)	820	-	-	-	-	-	(32,515)	-	-	(32,515)
Share-based payments		134	(134)	-	-	-	-	-	-	-	-	-
Results for the quarter		-	-	-	-	-	(7,197)	-	(7,197)	-	12,775	5,578
Proposed destinations:												
Reversal of profit reserve	20d	-	-		(47,147)	-	47,147	-	-	-	-	-
Interest on equity		-	-	-	-	-	(39,950)	-	(39,950)	-	-	(39,950)
Share repurchase		-	-	-	-	-	-	(153,109)	(153,109)	-	-	(153,109)
Sales of treasury shares		-	-		-	-	-	35,588	35,588	-	-	35,588
Profit on sales of treasury share		-	81,909		-	-	-	-	81,909	-	-	81,909
Acquisition of funds with non-controlling sahreholders' interest		-	-		-	-	-	-	-	-	31,629	31,629
Adjustment to market value		-	-	-	-	35,594	-	-	35,594	4,462	-	40,056
Balances as of December 31, 2020		**3,216,455**	**83,714**	**17,206**	**65,778**	**37,056**	**-**	**(117,521)**	**3,302,688**	**(780)**	**48,581**	**3,350,489**
Changes in the period		**1,148,150**	**82,595**	**-**	**(47,147)**	**35,594**	**-**	**(117,521)**	**1,101,671**	**4,462**	**44,404**	**1,150,537**
Balances on January 01, 2021		**3,216,455**	**83,714**	**17,206**	**65,778**	**37,056**	**-**	**(117,521)**	**3,302,688**	**(780)**	**48,581**	**3,350,489**
Capital increase		5,500,000	-	-	-	-	-	-	5,500,000	-	-	5,500,000
Cost of issuing shares	20d	(60,750)	-	-	-	-	-	-	(60,750)	-	-	(60,750)
Share-based payments	20d	-	1,971	-	-	-	-	-	1,971	-	-	1,971
Results for the quarter		-	-	-	-	-	34,625	-	34,625	-	30,072	64,697
Proposed destinations:		-										
Constitution of legal reserve		-	-	1,731	-	-	(1,731)	-	-	-	-	-
Constitution of distributable profits reserve		-	-	-	32,894	-	(32,894)	-	-	-	-	-
Interest on equity		-	-	-	(41,491)	-	-	-	(41,491)	-	-	(41,491)
Disposal of treasury shares		-	(74,119)	-	-	-	-	80,851	6,732	-	-	6,732
Cost at the sale of treasury shares		-	-	-	-	-	-	-	-	-	-	-
Profit at the sale of treasury shares		-	-	-	-	-	-	-	-	-	-	-
Acquisition of investment with non-controlling shareholders' interest		-	-	-	-	-	-	-	-	-	(548)	(548)
Adjustment to market value		-	-	-	-	(249,251)	-	-	(249,251)	780	-	(248,471)
Mirror equity valuation adjustment		-	-	-	-	-	-	(5,885)	(5,885)	-	(3,940)	(9,825)
Balances as of December 31, 2021		**8,655,705**	**11,566**	**18,937**	**57,181**	**(212,195)**	**-**	**(42,555)**	**8,488,639**	**-**	**74,165**	**8,562,804**
Changes in the period		**5,439,250**	**(72,148)**	**1,731**	**(8,597)**	**(249,251)**	**-**	**74,966**	**5,185,951**	**780**	**25,584**	**5,212,315**
Balances on July 01, 2021		**8,655,575**	**9,707**	**18,434**	**47,619**	**(57,493)**	**-**	**(36,363)**	**8,637,479**	**(533)**	**125,685**	**8,762,630**
Capital increase		-	-	-	-	-	-	-	-	-	-	-
Cost of issuing shares		129	-	-	-	-	-	-	129	-	-	129
Share-based payments		-	1,859	-	-	-	-	-	1,859	-	-	1,859
Result for the semester		-	-	-	-	-	10,103	-	10,103	-	15,514	25,617
Proposed destinations:		-										
Constitution of legal reserve		-	-	503	-	-	(503)	-	-	-	-	-
Constitution of distributable profits reserve		-	-	-	9,600	-	(9,600)	-	-	-	-	-
Interest on equity		-	-	-	(37)	-	-	-	(37)	-	-	(37)
Disposal of treasury shares		-	-	-	-	-	-	80,851	80,851	-	-	80,851
Cost at the sale of treasury shares		-	-	-	-	-	-	(74,119)	(74,119)	-	-	(74,119)
Profit at the sale of treasury shares		-	-	-	-	-	-	(7,039)	(7,039)	-	-	(7,039)
Acquisition of investment with non-controlling shareholders' interest		-	-	-	-	-	-	-	-	-	(63,094)	(63,094)
Adjustment to market value		-	-	-	-	(154,702)	-	-	(154,702)	533		(154,169)
Mirror equity valuation adjustment		-	-	-	-	-	-	(5,885)	(5,885)	-	(3,939)	(9,823)
Balances as of December 31, 2021		**8,655,705**	**11,566**	**18,937**	**57,182**	**(212,195)**	**-**	**(42,555)**	**8,488,639**	**-**	**74,166**	**8,562,805**
Changes in the period		**129**	**1,859**	**503**	**9,563**	**(154,702)**	**-**	**(6,192)**	**(148,840)**	**533**	**(51,519)**	**(199,825)**

Individual and consolidated statements of comprehensive income Semester ended December 31, 2021 and fiscal year ended December 31, 2021 and 2020. (Amounts expressed in thousands of Reais) 2nd Semester of 2021 12/31/2021 12/31/2020 2nd Semester of 2021 12/31/2021 12/31/2020 Net income for the semester / period 10,104 34,625 (7,197) 25,617 64,697 5,578 Other comprehensive results for the semester / fiscal year Items that can be subsequently reclassified to income Result of valuation at fair value of securities available for sale (250,907) (422,813) 35,594 (250,515) (422,085) 40,056 Tax effect 96,205 173,562 - 96,346 173,614 - Total comprehensive results for the semester / period (144,598) (214,626) 28,397 (128,552) (183,774) 45,634 Attribution of comprehensive income Portion of comprehensive income of controlling shareholders (144,598) (214,626) 28,397 Portion of comprehensive income of non-controlling shareholders 16,046 30,852 17,237 Total comprehensive income for the semester / period (128,552) (183,774) 45,634 Parent Company Consolidated

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Individual and consolidated statements of cash flows
Semester ended December 31, 2021 and fiscal year ended December 31, 2021 and 2020.
(Amounts expressed in thousands of Reais)

	Parent Company			Consolidated		
Prepared under the indirect method	**2nd Semester of 2021**	**12/31/2021**	**12/31/2020**	**2nd Semester of 2021**	**12/31/2021**	**12/31/2020**
Operational activities						
Net income for the period	**10,104**	**34,625**	**(7,197)**	**25,617**	**64,697**	**5,578**
Provision for income tax	-	-	-	34,631	50,985	13,166
Provision for expected losses associated with credit risk	300,135	509,948	214,163	300,364	510,389	214,168
Deferred taxes	(66,103)	(143,440)	(66,329)	(66,547)	(144,593)	(67,832)
Civil, labor and tax provisions/(reversals)	9,824	19,002	15,280	9,824	19,002	15,280
Income from interests in subsidiaries	(112,805)	(180,174)	(35,203)	-	-	-
Income from interests in affiliates	12,657	8,764	-	12,657	8,764	-
Income from exchange fluctuations	-	(834)	(1,006)	-	(834)	(1,006)
Depreciations and amortizations	61,759	104,344	41,860	64,981	108,748	42,341
Other capital gains (losses)	(12,331)	(29,246)	(27,179)	(7,399)	(27,422)	(27,179)
Provision revenue for performance	(46,111)	(84,601)	(75,230)	(95,752)	(134,242)	(75,230)
Change in assets and liabilities						
Increase (Decrease) Interbank liquidity investments	(1,186,899)	(1,273,203)	(273,258)	(1,141,001)	(1,227,305)	(273,258)
(Increase) Decrease in marketable securities for trading	207,599	7,008	(295,998)	(372,588)	(573,179)	(190,807)
(Increase) Decrease Interfinancial relations	245,278	1,256,192	(323,954)	245,278	1,256,192	(323,954)
Increase (Decrease) Interdependencies	3,550	(5,694)	21,824	3,550	(5,694)	21,824
(Increase) Decrease Credit operations	(4,780,207)	(8,567,652)	(4,070,533)	(4,861,390)	(8,695,378)	(4,186,243)
(Increase) Decrease Other financial assets	217,543	43,020	(77,409)	198,736	(15,263)	(100,737)
(Increase) Decrease Tax credits	(42)	(42)	(27,269)	(42)	(42)	(27,181)
(Increase) Decrease Other assets	(54,290)	(111,866)	(29,329)	(58,944)	(109,637)	(36,989)
Increase (Decrease) Deposits	2,778,238	6,009,744	7,514,529	2,568,481	5,795,456	7,425,214
Increase (Decrease) Open market funding	941,761	1,048,470	(75,618)	1,127,918	1,220,238	(68,827)
Increase (Decrease) Funds from acceptance and issuance of securities	1,484,191	1,867,878	(27,762)	1,459,869	1,842,657	(2,204)
Increase (Decrease) Obligations for loans and obligations for onlending from the country	(1,186)	(2,528)	(2,395)	(1,255)	(2,334)	(2,395)
Increase (Decrease) Derivative financial instruments	(5,034)	32,931	35,816	(87,608)	(49,643)	35,816
Increase (Decrease) Provisions	(9,661)	(17,933)	(13,183)	(10,857)	(17,933)	(13,183)
Increase (Decrease) Other financial liabilities	133,704	308,512	147,146	108,984	342,919	243,383
Cash generated by (used in) operating activities	**131,674**	**833,225**	**2,561,767**	**(542,493)**	**216,548**	**2,619,745**
Taxes and Social Contribution Paid	-	(18,498)	(9,133)	(17,412)	(49,029)	(14,187)
Cash generated by (used in) operating activities	**131,674**	**814,727**	**2,552,634**	**(559,905)**	**167,519**	**2,605,558**
Investment activities						
Aquisition of investments	(28,211)	(149,733)	(14,030)	(46)	(90,104)	-
Disposal of investments	-	-	-	-	-	-
Disposal of property, plant, and equipment	(10,177)	(10,177)	-	(11,908)	(11,908)	-
Acquisition of property, plant, and equipment	7,290	-	(9,928)	8,085	-	(10,424)
Acquisition of intangible asset	(101,411)	(217,325)	(128,484)	(137,421)	(303,171)	(184,621)
Disposal of intangible asset	6,479	6,479	-	7,784	7,784	-
Increase of marketable securities available for sale held to maturity	(5,163,956)	(7,497,733)	(4,455,642)	(4,399,718)	(6,794,619)	(4,455,642)
Accrual of dividends	3,907	26,872	4,019	-	-	-
Net cash used in investment activities	**(5,286,079)**	**(7,841,617)**	**(4,604,065)**	**(4,533,224)**	**(7,192,018)**	**(4,650,686)**
Financing activities						
Capital increase	129	5,389,440	1,148,836	129	5,389,440	1,148,836
Call option - Share-based payments	1,859	1,971	-	1,859	1,971	-
Repurchase of treasury shares	-	-	(153,109)	-	-	(153,109)
Resources from the sale of treasury shares	(307)	6,732	117,521	(307)	6,732	117,497
Interest on equity paid	(31,116)	(41,491)	(37,868)	(31,116)	(41,491)	(37,868)
Mirror equity valuation adjustment	(5,885)	(5,885)	-	(5,885)	(5,885)	-
Acquisition of funds with non-controlling sahreholders' interest	-	-	-	(66,855)	(4,310)	31,629
Net cash from financing activities	**(35,320)**	**5,350,767**	**1,075,380**	**(102,175)**	**5,346,457**	**1,106,985**
Increase (decrease) in cash and cash equivalents	**(5,189,725)**	**(1,676,123)**	**(976,052)**	**(5,195,304)**	**(1,678,042)**	**(938,143)**
Cash and equivalents at the beginning of the period	5,654,062	2,139,626	3,114,672	5,695,748	2,177,652	3,114,789
Cash and equivalents at the end of the period	464,337	464,337	2,139,626	500,444	500,444	2,177,652
Effect of exchange fluctuation on cash and cash equivalents	-	(834)	(1,006)	-	(834)	(1,006)
Increase (decrease) in cash and cash equivalents	**(5,189,725)**	**(1,676,123)**	**(976,052)**	**(5,195,304)**	**(1,678,042)**	**(938,143)**

Transactions that did not involve cash

Provision for interest on equity	-	-	(39,500)	-	-	(39,500)
Fair value adjustments available for sale instruments	250,959	422,865	(35,594)	250,378	422,085	(40,056)
Unpaid clients' goodwill and portfolio	-	-	24,500	-	-	24,500

inter

Individual and consolidated statements of added value

Semester ended December 31, 2021 and fiscal year ended December 31, 2021 and 2020.

(Amounts expressed in thousands of Reais)

	Parent Company			Consolidated		
	2nd Semester of 2021	12/31/2021	12/31/2020	2nd Semester of 2021	12/31/2021	12/31/2020
1. Revenues	**1,103,697**	**1,739,332**	**886,277**	**1,337,448**	**2,122,023**	**1,008,672**
Financial intermediation	1,396,537	2,172,226	930,897	1,411,419	2,196,833	935,744
Provision of services	265,987	431,892	184,322	483,560	794,102	317,322
Provision for bad credits	(300,135)	(509,948)	(214,163)	(300,364)	(510,389)	(214,168)
Other operating incomes and expenses	(258,692)	(354,838)	(14,779)	(257,167)	(358,523)	(30,226)
2. Expenses with financial intermediation	**(396,670)**	**(539,913)**	**(181,717)**	**(396,980)**	**(539,256)**	**(181,036)**
3. Materials and services acquired from third-parties	**(467,046)**	**(822,566)**	**(483,938)**	**(494,839)**	**(875,725)**	**(520,586)**
Materials, energy, others	(407,455)	(714,601)	(433,734)	(426,396)	(754,688)	(439,467)
Services from third-parties	(59,591)	(107,965)	(50,204)	(68,443)	(121,037)	(81,118)
4. Gross value added (1-2-3)	**239,981**	**376,853**	**220,622**	**445,629**	**707,042**	**307,051**
5. Withholdings	**(62,204)**	**(104,788)**	**(41,860)**	**(64,980)**	**(108,747)**	**(42,341)**
Depreciations and amortizations	(62,204)	(104,788)	(41,860)	(64,980)	(108,747)	(42,341)
6. Net added value produced by the entity (4+5)	**177,777**	**272,065**	**178,762**	**380,649**	**598,295**	**264,709**
7. Added value received upon transfer	**100,148**	**171,410**	**35,203**	**(12,657)**	**(8,764)**	**-**
Result from equivalent equity	100,148	171,410	35,203	(12,657)	(8,764)	-
8. Added value to distribute (6+7)	**277,925**	**443,475**	**213,965**	**367,992**	**589,531**	**264,709**
9. Distribution of added value	**277,925**	**443,475**	**213,965**	**367,992**	**589,531**	**264,709**
Personnel and charges	**210,719**	**347,913**	**188,249**	**230,829**	**380,561**	**201,683**
Direct compensation	167,393	276,495	146,368	183,888	303,314	157,814
Benefits	33,807	54,933	32,717	36,637	59,360	34,153
FGTS	9,519	16,485	9,164	10,304	17,887	9,716
Taxes, contributions and rates	**40,243**	**33,012**	**18,005**	**94,295**	**115,652**	**42,145**
Federal	31,694	18,647	9,749	79,526	90,409	29,519
Municipal	8,549	14,365	8,256	14,769	25,243	12,626
Rents	16,860	27,925	14,908	17,251	28,621	15,303
Interest on equity	-	-	39,950	-	-	39,950
Income retained in the semester	10,103	34,625	(47,147)	10,103	34,625	(34,372)
Non-controlling sahreholders' interest	-	-	-	15,514	30,072	-

7 Accompanying Notes to the Financial Statements (In thousands of Reais, unless otherwise indicated) 1. Operations Banco Inter S.A. (“Bank”, “Inter” or “Group”) is a privately-held company that operates as a multiple bank from a digital platform, as authorized by the Central Bank of Brazil and under the terms set forth in applicable legislation in force. Inter is mainly engaged in the operational of a digital multiservice bank, for individuals and legal entities, mainly focused on real estate credit operations, payroll loans, corporate loans, rural credit and credit card, including current account, investment and insurance services, and a marketplace of non-financial services, provided through Inter’s subsidiaries. The operations are performed by Inter’s companies, operating in the market on an integrated basis. 2. Presentation of financial statements The financial statements has been prepared in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen), in conformity with the accounting guidelines set forth by Laws 4.595/64 (National Financial System Law), Brazilian Corporate Law, including the changes introduced by Law 11,638, of December 28, 2007, and Law 11,941, of May 27, 2009, in conformity with, as applicable, for purposes of accounting of the operations, the rules and instructions issued by the National Monetary Council (CMN) and the Brazilian Securities and Exchange Commission (CVM). Due to this process of convergence with the international accounting standards, some standards and respective interpretations were issued by the Accounting Pronouncements Committee (CPC), applicable to the financial institutions upon approval of CMN. In this regard, the accounting pronouncements already approved by CMN are: Resolution No. 3.566/2008 - Reduction in the value of the recoverable assets - CPC 01 (R1); Resolution No. 4.524/2016 - Effects of changes in exchange rates and conversion of financial statements - CPC 02 (R2); Resolution No. 3.604/2008 – Statement of cash flows - CPC 03 (R2); Resolution No. 4.534/2016 - Intangible assets - CPC 04 (R1); Resolution No. 3.750/2009 - Disclosure about related parties - CPC 05 (R1); Resolution No. 3.989/2011 - Share-based payment - CPC 10 (R1); Resolution No. 4.007/2011 - Accounting policies, estimate change and resolution of mistakes - CPC 23; Resolution No. 3.973/2011 - Subsequent events - CPC 24; Resolution No. 3.823/2009 - Provisions, contingent liabilities and contingent assets - CPC 25; Resolution No. 4.144/2012 - Basic Conceptual Pronouncement - CPC 00 (R2); Resolution No. 4.535/2016 - Property, Plant, and Equipment - CPC 27; Resolution No. 4.424/2015 - Employee benefits - CPC 33 (R1). Resolution No. 3.959/2019 – Result per share – CPC 41; Resolution No. 4.748/2019 – Measurement of Fair Value – CPC 46; CMN Resolution No. 4.924/2021 – Contract Revenue with Client – CPC 47.

8 Currently, we are not able to foresee when CMN will approve the other CPC’s accounting pronouncements, or whether these accounting pronouncements will be adopted on a prospective or retrospective basis. As informed by Management, the disclosures in Inter’s individual and consolidated financial information include all relevant information used in the management activities. The accounting practices described were applied on a consistent basis between the years. a. Authorization for the issuance of financial statements The issuance of financial information has been authorized by the Board of Directors during meeting held on February 21, 2022. b. Use of estimative and judgments In order to prepare these quarterly financial information, the Management made use of judgments, assumptions and estimates that impact the enforcement of the accounting policies of the Bank and the amounts reported from the assets, liabilities, revenues and expenses. Actual results may diverge from those estimates. (i) Judgments Information on judgments passed on the accounting policies and that had significant impact over the amounts informed in the financial information are included in the following accompanying notes: Accompanying note 3(a) – consolidation: whether Inter really holds control over an investee; Accompanying note 14 – accounting equity on invested parties: whether Inter has significant influence on an investee. (ii) Uncertainties on assumptions and estimates Assumptions and estimates are continuously reviewed and those estimate reviews are prospectively recognized. Information on uncertainties about assumptions and estimates with a significant risk of resulting in a substantial adjustment in the quarter following December 31, 2021 are included in the following accompanying notes: • Accompanying note 7 - fair value estimates from certain financial instruments and for losses due to reduction to the recoverable amount (impairment) of marketable securities classified as available for sale securities and maintained for trading; • Accompanying note 10 – provisioning criterion: calculation of losses expected and related to credit risk; • Accompanying note 12 - acknowledgement of deferred tax assets: availability of future taxable profit that can be used to counter tax losses; • Accompanying note 21 - acknowledgement and calculation of provisions and contingencies: main assumptions on the probability and size of fund disbursement..

inter

3. Main accounting policies

a. Consolidation basis

The following table presents the subsidiaries included in the financial statements for the consolidated period:

Subsidiaries	Branch of activity	Capital Interest (%) 12/31/2021	Capital Interest (%) 12/31/2020
BMA Inter Fundo De Investimento Em Direitos Creditórios Multissetorial	Investment Fund	90.0%	81.2%
Inter Digital Corretora e Consultoria de Seguros Ltda.	Insurance Company	60.0%	60.0%
Acerto Cobrança e Informações Cadastrais S.A.	Collections	60.0%	-
Inter Asset Holding S.A.	Fund manager	70.0%	70.0%
Inter Títulos Imobiliários Fundo de Investimento Imobiliário	Investment Fund	97.9%	96.5%
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	TVM Distributor	98.3%	98.3%
Inter Marketplace Ltda.	Provision of services	99.9%	99.9%
IM Designs Desenvolvimento de Software Ltda.	Provision of services	50.0%	-
TBI Fundo De Investimento Renda Fixa Crédito Privado	Investment Fund	100.0%	100.0%
TBI FIM Crédito Privado	Investment Fund	100.0%	-

Indirect Subsidiaries	Branch of activity	Capital Interest (%) 12/31/2021	Capital Interest (%) 12/31/2020
Inter Café LTDA	Provision of services	100.0%	-
Inter Food S.A.	Provision of services	70.0%	-
Inter Asset Gestão de Recursos LTDA	Funds Management	70.0%	-
Inter Boutiques Ltda	Provision of services	100.0%	-

(i) Subsidiaries

Inter holds the control over an entity whenever exposed or entitled to the variable return from its involvement with the entity and has the ability to impact such return by exercising its power over the entity. The financial information from the subsidiaries are included in the consolidated financial information from the day Inter is in control of a given subsidiary to the day said control ceases.

Whenever requested, the individual and consolidated financial statements provide those of the subsidiaries as well by means of an equity accounting method.

(ii) Investments in entities accounted for using the accounting equity method

Investments in entities accounted for using the accounting equity method comprise participation in affiliate companies.

Affiliate companies are the ones Inter directly or indirectly holds a significant influence but not exclusive or joint control over its financial and operational policies. In order to be classified as a joint subsidiary entity, there must be an agreement providing Inter with the shared control of the entity as well as entitling it to the net assets of the joint subsidiary entity, not just specific assets and liabilities from said entity.

Such investments are initially acknowledged for its cost, which includes the expenses with the transactions. After the initial acknowledgment, the financial information include Inter's share in the net profit or loss from the fiscal year and other comprehensive income of the investee until the day said significant influence or joint control ceases. In the individual

9

10 financial information of the parent company, investments in subsidiaries are also accounted through this same method. (iii) Business combinations Business combinations are entered using the acquisition method whenever a set of activities and acquired assets meet the definition of “business” and the control is transferred to Inter. Such definition is guided by Inter’s assessment on said set of activities and acquired assets, whether they at least include an input and a material process that significantly contribute to the capacity of generating output. Inter has the option of applying a “concentration test”, a simplified appraisal on whether a set is a business or not. The optional concentration test is deemed a success if the entirety of the fair value for the acquired gross assets is significantly concentrated on a single identifiable asset or on a group of similar identifiable assets. The transferred consideration is usually measured according to the fair value and the same occurs with the identifiable acquired net assets. Any goodwill arising from the transaction is assessed in terms of loss for the reduction to the recoverable amount. Gains on an advantageous purchase are recognized immediately in the income. The transaction costs are registered in the income as incurred, except the costs related to the issuance of debt instrument or equity. The transferred consideration does not include amounts related to payments of previous business relations. Those amounts are usually acknowledged in the quarter’s result. Any payable contingent consideration is calculated according to its fair value on the acquisition date. If the contingent consideration is classified as an equity instrument, then it is not calculated again and the settlement is recorded in the shareholders’ equity. Further contingent considerations are calculated again based on the fair value of each reporting date and those changes are recorded in the fiscal year’s result. (iv) Acquisition of investments (iv.1) Acquisition of subsidiaries (iv.1.1) Acquisition of subsidiary Acerto Cobrança e Informações Cadastrais S.A. (iv.1.1.1) Consideration On February 12, 2021, Inter acquired Acerto Cobrança e Informações Cadastrais S.A (“Meu Acerto”), focused on the renegotiation of debts, collection, revival, client retention and upsell. Inter acquired 60% of the voting stock of said entity. The acquisition of Meu Acerto intends to boost the collection activities of the company and to hasten the evolution of the Winback model, which comprises the Reactivation and Client Retention pillars as well as the Upsell to bring competitive advantage not only to Inter but also to various players in the digital market. In the quarter ended on December 31, 2021, Meu Acerto contributed with an income of R$9,489 and a loss of R$4.025 to the consolidated financial information.

11 (iv.1.1.2) Consideration transferred Meu Acerto was acquired for R$45,000, of which R$25,000 were paid to the partners (R$7,250 upfront and R$17,750 to be paid in two installments in 2022 and 2023, amounts updated according to CDI) and R$20,000 as capital contribution in the investee. (iv.1.1.3) Identifiable assets acquired, liabilities assumed and goodwill Inter contracted an independent assessment company to prepare an analysis on the Purchase Price Allocation (“PPA”) of the identifiable assets acquired, liabilities assumed and goodwill. The table below summarizes the assets acquired and liabilities assumed on the acquisition date: In R$ (thousand) 2021 Financial instruments 20,212 Other financial assets 2,257 Property, Plant, and Equipment 499 Intangible Asset 13,208 Obligations due to loans and transfers (1,445) Other liabilities (1,976) Net Assets 32,755 The goodwill resulting from the acquisition was determined as mentioned below. In R$ (thousand) 2021 Transferred consideration 45,000 Participation of non-controlling shareholders, based on the proportional interest on assets liabilities acquired and liabilities recognized 13,053 Net Assets (32,755) Goodwill 25,298 (iv.1.1.4) Acquisition costs Inter incurred into costs related to the acquisition in the amount of R$25 for lawyer's fees and due diligence costs. These costs and fees were recorded as "Administrative expenses" in the income statement. (iv.1.2) Acquisition of subsidiary Duo Gourmet (iv.1.2.1) Consideration On April 13, 2021, Inter acquired the control over "Duo Gourmet". It concerns an app that offer benefit programs to consumers and restaurants making use of the Duo Gourmet brand. Inter acquired 50% of the voting shares of the company. With this transaction, the Duo Gourmet operation will henceforth be undertaken by a new subsidiary of Inter Marketplace, Inter Food S.A., relying on the experience of the founding

12 partners of the Duo Gourmet brand, a platform already well-known for its loyalty program in the food industry, its operations spread through 13 cities from 10 Brazilian states and with more than 500 restaurants involved. This new investment and the recently announced partnership with Delivery Center will increase the value proposition for the client as well as consolidate the Inter Shop food industry vertical, which will from now on operate online and offline throughout Brazil. In the fiscal year ended on December 31, 2021, Inter Food S.A. had a positive result of R$ 398, R$279 out of it included in the consolidated financial statements. (iv.1.2.2) Consideration transferred The acquisition of the company "Duo Gourmet" cost R$3,810, R$2,810 out of it as payment to the partners and R$1,000 as capital contribution to the investee. (iv.1.2.3) Identifiable assets acquired, liabilities assumed and goodwill Inter contracted an independent assessment company to prepare an analysis on the Purchase Price Allocation (“PPA”) of the identifiable assets acquired, liabilities assumed and goodwill. However, until the date of this financial statements submitted, said analysis was still being prepared and shall only be finished and provide the results until the end of the fiscal year 2022. For the time being, any differences between the amounts paid in the acquisitions and those of the net assets in the investees have been allocated as goodwill at Inter Marketplace. (iv.1.3) Acquisition of investment in affiliate companies On March 5, 2021, Inter concluded the acquisition of 45% of equity participation of BMG Granito Soluções em Pagamento S.A. (“Granito”). The participation in Granito is part of Inter’s strategy to acquire new companies with a strong technological basis and innovative profile. Founded in 2015, Granito operates in the payment sector (solutions in payment) developing customized products to its clients. It currently works with more than 20 credit card brands and it has more than 20 partners and business office of its own. The company also has more than 30 thousand clients and a TPV that was over R$ 1.7 billion in the fiscal year of 2020 as well as an account with proprietary software that offer great flexibility to the growth of the five business lines of Inter. (iv.1.3.1) Consideration transferred The acquisition price for the investment in the “Granito” company was R$90,000, accounted as capital contribution in the investee. (iv.1.3.2) Identifiable assets acquired, liabilities assumed and goodwill Inter contracted an independent assessment company to prepare an analysis on the Purchase Price Allocation (“PPA”) of the identifiable assets acquired, liabilities assumed and goodwill. However, until the date of the financial statements submitted, said analysis was still being prepared and shall only be finished and provide the results until the end of the fiscal year 2022.

13 For the time being, any differences between the amounts paid in the acquisitions and those of the net assets in the investees have been allocated as goodwill (check note No. 14). (iv.1.4) Acquisition of subsidiary IM Designs Desenvolvimento de Software Ltda. (iv.1.4.1) Consideration On July 1, 2021, Inter acquired IM Designs, a company specialized in developing 3D tools to design internal and external environments using virtual reality (VR), augmented reality (AR) and extended reality (XR). Having in mind the impact of these new technologies in the market, Inter acquired IM Designs to provide more and more innovative products and services to the Super App. In the fiscal year ended on December 31, 2021, IM Designs faced a loss of R$(125). (iv.1.4.2) Consideration transferred The acquisition of the company "IM Design" cost R$15,000. (iv.1.4.3) Identifiable assets acquired, liabilities assumed and goodwill Inter contracted an independent assessment company to prepare an analysis on the Purchase Price Allocation (“PPA”) of the identifiable assets acquired, liabilities assumed and goodwill. However, until the date of this financial statement, said analysis was still being prepared and shall only be finished and provide the results until the end of the following fiscal year. Provisionally, the differences between the amounts paid in the total of R$15,000, R$10,000 out of it already paid and the remaining R$5,000 due yet to be paid. The amounts from the net assets (R$3,257) in the investees were allocated as goodwill in Inter in the amount of R$11,743. (iv.1.5) Acquisition of subsidiary Inter Café Ltda. (iv.1.5.1) Consideration On December 20, 2021, Marketplace acquired Intercafé, a company providing coffee services trading foods prepared to be consumed in loco, candies, bonbons and the like, non-alcoholic beverages to be consumed in loco, and soluble coffee, either grounded or roasted. In the period ended on December 31, 2021, Inter Café had a profit of R$89. (iv.1.5.2) Consideration transferred The acquisition of the company "Inter Café" cost R$10. Payment made in a single installment in 2022. (iv.1.6) Acquisition of subsidiary Inter Boutiques Ltda. (iv.1.6.1) Consideration

14 On December 20, 2021, Marketplace acquired Inter Boutiques, a non-specialized online store that mediates general services and businesses and acts a retail trade for department stores, with interest in other companies as either partner, shareholder or quotaholder. This new investment will henceforth operate on and offline throughout Brazil. It is a new company to provide services selling goods in the Marketplace's digital platform. In the fiscal year ended on December 31, 2021, Inter Boutiques had a profit of R$280. (iv.1.6.2) Consideration transferred The acquisition of the company "Inter Boutiques" cost R$ 10. Payment made in a single installment in 2022. (v) Participation of non-controlling shareholders Inter informs the participation of non-controlling shareholders in the shareholder’s equity in the consolidated balance sheet. The purchase transactions with the participation of non- controlling shareholders, the difference between the paid amount and the acquired participation is registered in the term income. Profits or losses attributed to the non-controlling shareholders are presented in the consolidated income information as profits or losses attributed to the non-controlling shareholders. (vi) Balances and transactions eliminated on consolidation Balances and transactions between companies of Inter, including any unrealized losses or gains resulting from transactions of said companies, are eliminated on the consolidation process. Unrealized losses are eliminated the same way as the unrealized gains but only if there is evidence of loss for reduction to the recoverable amount. b. Basis of measurement The financial statements have been prepared based on the historical cost basis except for certain financial instruments that are measured at their fair values, as described in the accounting practices below. The historical cost is usually based on the fair value of considerations paid in exchange of non-financial assets and according to the method of effective interest rate for financial instruments not calculated based on the fair value. c. Functional currency This information is presented in Real, which is the functional currency of Inter. All the financial statements presented in Reais were rounded to the nearest thousands, except where stated otherwise. d. Calculation of result According to the basis of accounting, income and expenses are acknowledged in the income assessment for the year they relate to and if they simultaneously relate to themselves,

15 regardless of receipt or payment. The formalized operations with post fixed financial charges are update on a pro rata die criterion, based on the variation of the related indices negotiated, and the operations with prefixed financial charges are recorded at the redemption amount, rectified on account of unearned income or unearned expenses corresponding to the future period. Transactions indexed to a foreign currency are updated to the balance date based on the current rates in force. e. Cash and cash equivalent Cash and cash equivalents include cash on hand, open-market investments and interbank deposits, short-term investments of high liquidity, with an insignificant risk of change of amount and limit and a maturity date equal to or higher than 90 days on the acquisition date, used by Inter to manage its short-term commitments and presented in the Accompanying note 5. f. Interbank investments The interbank investments are stated at acquisition cost, plus accrued earnings through the balance sheet date, less the provision for depreciation losses, if applicable. g. Marketable securities The marketable securities are recognized and classified in accordance with Bacen Circular 3,068/2001, which sets forth the criteria for evaluation and accounting classification of the marketable securities. Inter’s marketable securities are classified as follows: (a) Available-for-sale securities: include the marketable securities stated at market value, which earnings are recognized in the statement of income, and the gains and losses arising from the changes in market value, not realized yet, recognized in the specific account of the shareholders’ equity (evaluation adjustment to equity) through the respective realizable sales, net of the corresponding tax effects, as applicable. (b) Trading securities: trading securities comprise those acquired to be actively and frequently traded. The gains and losses arising from the changes in market value are recognized in the statement of income. (c) Held-to-maturity securities: comprise the marketable securities in relation to which the Bank has the intention and has the financial capacity to hold them through the maturity date. Financial capacity is supported by a cash flow projection that does not consider the possibility of selling these securities. These securities are not adjusted based on the market value. The marketable securities classified as available-for-sale and trading securities, as well as the derivative financial instruments, are stated in the consolidated balance sheet at estimated fair value. The fair value is generally based on the market price quotations or market price quotations for assets or liabilities with similar characteristics. If these market prices are not available, the fair values are based on the quotations of market operators, pricing models, discounted cash flows or similar techniques, in relation to which the determination of the fair value may require judgement or significant estimates by Management. h. Derivative financial instruments

16 The derivative financial instruments are stated at market value in view of the monthly trial balances and balance sheets. The valuations and devaluations are recorded in the revenues and expenses accounts of the respective instruments. The marked to market methodology of the derivative financial instruments was established based on the consistent and controlled criteria which consider the average trading price on the calculation date or, if not available, through pricing models which would represent the probable realizable net value in accordance with the derivative characteristics. The operations are stated at fair value based on the marked-to-market methodologies adopted by Inter, which adjustments are recognized in profit or loss or shareholders’ equity, depending on the classification between accounting hedge, respective categories and economic hedge. The derivative financial instruments used to compensate, in the whole or partially, the risks arising from the exposures to changes in market value or cash flow of financial assets or liabilities, commitment or future transaction, are considered as hedge instruments and are classified as follows: (d) Market risk hedge: the appreciation or the depreciation of the hedge instruments, as well as the hedged items, are recognized in the accounts of the statement of profit or loss; (e) Cash flow hedge: in relation to these financial instruments, the effective installment of the appreciation or depreciation is recognized, net of tax effects, in “Evaluation adjustments to equity”. Effective installment is the installment in which the change in the hedged item, directly related to the corresponding risk, is compensated by the change in the financial instrument used for hedge purposes, considering the accumulated effect from the operation. The other changes verified in these instruments are directly recognized in profit or loss. In relation to the derivatives classified as accounting hedge, the effectiveness of the strategy is monitored through prospective and retrospective effectiveness tests, and marked-to-market hedge instruments. (i) Pricing and records The marketable securities classified as trading securities, available for sale, as well as derivative financial instruments, are recognized in the balance sheet at the estimated fair value. The fair value is generally based on market price quotations or market price quotations for assets or liabilities with similar characteristics. In the event these market prices are not available, the fair values are based on quotations provided by market operators, pricing models, discounted cash flows or similar techniques, for which the determination of the fair value may require judgement or significant estimates by Management. The government bonds are under the custody of the Special Settlement and Custody System – SELIC, and the derivative agreements and private notes are recognized in B3 S.A. – Brasil, Bolsa, Balcão. i. Credit operations and provision for expected losses associated with credit risk

17 Comprised mainly of loans and financing with operations carried out at fixed and floating interest rates. These are stated at realizable value, including earnings accrued over the contractual terms of the operations, and are classified in the respective levels of risk, taking into consideration: (i) the parameters set forth in CVM Resolution 2,682/1999, which determines the respective classification in one of the nine levels (from “AA” to “H” (maximum risk)); and (ii) the Management’s evaluation with respect to the risk level. Such evaluation, carried out on a periodical basis, considers the economic scenario, the past experience and the specific and global risks in relation to the operations, the debts and the guarantors. In addition, the periods of delay, as defined in CMN Resolution 2,682/1999, are considered in the attribution of the classification of the clients as follows: Delay period Client classification Up to 14 days A from 15 to 30 days B from 31 to 60 days C from 61 to 90 days D from 91 to 120 days E from 121 to 150 days F from 151 to 180 days G Greater than 180 days H The update of the credit operations overdue through the 59th day is recorded as revenues from credit operations and, as from the 60th day, as unaccrued revenues, and solely recognized in profit or loss when effectively received. The operations renegotiated are held, at least, at the same level they were classified. The renegotiation of the credit operations that were offset against the provision and that were recognized in offset accounts are classified as level “H”, and the eventual gains arising from the renegotiation are solely recognized as revenue when effectively received. The delayed operations classified as level “H” remain in this classification for a period of six months and are subsequently derecognized against the existing and supplementary provision in the offset account for, at least, five years. For operations maturing after 36 months, the delay periods mentioned above are counted twice. The provision for expected losses associated with credit risk is calculated in value that is sufficient to cover probable losses according to the rules and instructions issued by the Central Bank of Brazil, associated with the evaluations performed by Management, in the determination of the credit risks, determined based on consistent and verifiable criteria supported by internal and external information. To determine the amount to be provisioned, the rating assessment of an agreement consists of a joint analysis of its payment history and its guarantee, the risk rating being analyzed by type of transaction, resulting in the calculation of the provision as described below: Agreements that have a recent delay in relation to the base date must be able to settle their installments in a period of at least 3 months, so that they may present an improvement in the rating. Otherwise, it will be kept at the worst rating presented in recent months. Such allows

18 to securely assigning better ratings to agreements that have a good payment history, such as the AA rating. Such procedure also ensures that there is no strong change in ratings between agreements. In terms of guarantees, it is verified whether their value in relation to real estate credit agreements leads the portfolio to a low overall loss (Loan-to-value - LTV). Upon considering the potential sale value of guarantees, the opportunity cost and the probability of success in the consolidation of the properties comprising the analyses for calculation of loss in the operations (Loss given default - LGD), compared to the exposure to loss of the agreements (Exposure at default - EAD), many have a negative risk value, that is, with a low potential credit loss. The guarantees analysis is also used to determine the drag, or not, of the same client's agreements. Agreements with an interest security are not dragged by agreements without guarantee. Thus, a real estate credit agreement may drag a credit card agreement, but the opposite is not possible, given the Bank's security in recovering that credit, in case the client becomes unable to pay their debts. (i) Credits assignment The CMN Resolution No. 3.533/08 provides criteria to register the credit operations granted with and without a substantial retention of risks and benefits. The transactions with a substantial retention of risks and benefits shall remain as assets, registering the financial liabilities from the obligation assumed, and the revenue and expenses resulting from these operations recognized in the remaining term for the transactions. Transactions with a substantial transfer of risks and benefit shall be offset against the assets and the profits shall be recognized in the results for the period. j. Other assets Composed basically of goods not for own use and prepaid expenses. The goods not for own use corresponding to available-for-sale properties are classified as goods received in donation for payment and are stated at the book value of loans or financing, or at the appraisal value of the property, whichever is the lower. The prepaid expenses correspond to the investments of funds which related benefits will take place in the future. Profit or loss of prepaid expenses are recognized in profit or loss on an accrual basis of accounting. k. Investments In the event of control or significant influence in management, the investments are evaluated under the accounting equity method. In the absence of control or significant influence, the investments are recognized at acquisition cost. The provision for impairment losses is recognized in profit or loss for the period, when the book value of an investment, including goodwill, exceeds the recoverable amount. l. Property, Plant, and Equipment

19 Comprises the rights entitled to fixed assets directed to the maintenance of the activities or performed for such purpose, including those arising from the operations that transfer the risks, benefits and control of the fixed assets to the entity. Our property, plant and equipment are measured at their historical acquisition or construction cost less accumulated depreciation and any accumulated impairment losses, when applicable. Depreciation is calculated on a straight-line basis, taking into consideration the following annual rates: furniture and equipment in use and communication system – 10%, and data processing system - 20%. m. Intangible assets Intangible assets correspond to the rights acquired and entitled to items directed to the maintenance of the entity or exercised for such purpose. They are mainly comprised of: (i) use rights, amortized in accordance with the contractual terms or to the extent that the economic benefits are transferred to the company; and (ii) software and intangibles generated internally and amortized over ten years. The intangible assets with defined useful life are amortized on a straight-line basis over the estimated useful life. Inter has no intangible assets with undefined useful life as of December 31, 2021. n. Reduction to the recoverable amount of assets – Impairment The financial and non-financial assets are evaluated for purposes of objective indication of impairment. The objective indication of impairment of the financial assets may include the lack of payment or the delayed payment by the debtor, bankruptcy or significant or long reduction of the asset value. The impairment loss of a financial or non-financial asset is recognized in profit or loss if the book value of the asset or the cash generating unit exceeds the recoverable amount. Inter evaluates the indication of impairment of an asset and, upon evidence of loss, the recoverable amount of the asset is estimated and compared with the book value. The recoverable amount is the higher of its fair value, less selling costs, and its value in use. o. Provisions, contingent liabilities and contingent assets The recognition, measurement and disclosure of the contingent assets and liabilities, and legal obligations are performed in accordance with CMN Resolution 3,823/2009, based on the following criteria: (a) Contingent assets: not recognized, except upon verification of sufficient evidence of realization, usually represented by a final decision and confirmation of the recovery capacity by receipt or compensation. (b) Contingent liabilities (as applicable): derive basically from lawsuits and administrative proceedings, inherent to the normal course of business, filed by third parties, former employees and public bodies, in connection with civil, labor, tax and other lawsuits. These contingencies are evaluated by the legal advisors and take into consideration the likelihood of using financial resources to settle the obligations, provided that the obligations can be reliably estimated.

20 The provisions and/or contingent liabilities are classified as: (a) probable, for which provisions are recognized; (b) possible, which are solely disclosed, but not accrued; and (c) remote, which do not require provision or disclosure. The contingencies are quantified using models and criteria that ensure the proper management, despite of the uncertainty inherent to the term and value. In relation to the measurement basis of the provisions, the entity considers, under CPC 25, the best disbursement estimate required for the settlement of the present obligation on the balance sheet date, considering the risks and uncertainties involved. If relevant, the financial effect generated by the discount at present value of the future cash flows deemed necessary for the settlement of the obligation; and the future events that could change the amount deemed necessary to settle the obligation. The provision for civil, tax and labor risks is recognized in the financial information if based on the legal advisors’ opinion and if an unfavorable decision is probable in connection with any lawsuit or administrative proceeding, including a probable outcome of funds for the settlement of the obligations, provided that the amounts involved have been reliably calculated, defined upon the judicial notice and revised on a monthly basis. For similar and usual lawsuits, which amount is not relevant, the method adopted considers the parameter of the statistics. The civil provisions are determined based on the historical average of the decisions over the last 24 months; and the labor provisions are determined based on the historical average of the decisions over the last 36 months. The calculations are performed based on the final decisions and the historical value of the decisions. Therefore, we estimated the average for all lawsuits in progress, which outflow of funds is possible, based on a reliable estimate. Legal, tax and social security obligations arise from the tax obligations set forth in applicable legislation in force, which, regardless of the favorable outcome, have the respective amounts fully recognized in the financial information, if applicable. p. Taxes The provision for income Tax, Social Contribution, PIS/PASEP and COFINS, recognized at the rates described below, considers the calculation basis under applicable legislation in force for each tax: Taxes until 06/30/2021 Taxes as of 07/01/2021 Tax on Profit Income Tax 15% 15% Additional Income Tax 10% 10% Social Contribution on Profit 20% 25% Other taxes PIS/PASEP 0.65% 0.65% COFINS 4% 4% ISS Up to 5% Up to 5% The deferred tax assets (tax credits) and the deferred tax liabilities are recognized based on the effective rates of the taxes on the respective basis. For purposes of recognition, maintenance and derecognition of the tax credits on the temporary differences are

21 performed upon use and/or reversal of the respective provisions based on which the tax credits were recognized. The tax credits on tax loss carryforwards are performed in accordance with the generation of taxable income, limited to 30% of the actual income for the base period. Provisional Measure 1,034, effective on March 1, 2021, increased the Social Contribution on Net Income (CSLL) rate for banks by five percent (5%), of which 25% through December 31, 2021. Such increase represented an adjustment to the balances of deferred CSLL assets and liabilities to be adopted in accordance with the new rules in effect, as from July 1, 2021, in conformity with the constitutional provisions. q. Expenses on current income tax and social contribution Current tax expense is the estimated tax payable or receivable on taxable income or loss for the year and any adjustment to the taxes payable in relation to previous years. Current taxes payable or receivable are cognized in the balance sheet as tax asset or liability for the best estimate of the expected value of the taxes paid or received that reflects the uncertainties related to the respective calculation, if any. It is measured based on the tax rates established as of the date of the balance. The deferred tax assets and liabilities are only offset if certain criteria are met. r. Expenses on deferred income tax and social contribution Deferred tax assets and liabilities are recognized based on temporary differences between the accounting value of assets and liabilities determined for purposes of financial information and used for taxation purposes. Changes in deferred tax assets and liabilities are in the year as deferred income tax and social contribution expenses. Deferred taxes are not recognized for: (a) Temporary differences that do not impact taxable income or loss or profit or loss; (b) Temporary differences relating to investments in subsidiaries, affiliate companies and joint ventures, to the extent that Inter is able to control the reversal of the temporary difference and is probable that the temporary difference will not be reserved in the future. A deferred tax asset is recognized based on tax losses and unused deductible temporary differences, when there is a probability that future taxable income will be available, against which they will be used. Deferred tax assets are subject to revision on each reporting date and are deducted to the extent that their realization is no longer probable. Deferred tax assets and liabilities are measured based on the rates expected to be applied on the temporary differences when reversed, based on the rates defined through the balance sheet date. The measurement of deferred tax assets and liabilities reflects the tax consequences resulting from the way in which Inter expects to recover or settle their assets and liabilities. s. Other liabilities

22 Other current and non-current liabilities are stated at known values or subject to calculation, plus, when applicable, of the corresponding charges, adjusted to present value. t. Subsequent events Subsequent events to the period of the financial statements is the favorable or unfavorable event, which takes place between the final date of the period of the financial statements and the date of authorization for the issuance of this information. Two types of events may be identified: (c) The events that indicate existing conditions on the final date of the year of the financial statements (event subsequent to the year to which the information that originated the adjustments refer); (d) The events that indicate conditions that resulted after the year of the financial statements (event subsequent to the year to which the information that did not originate the adjustments refer). u. Statement of Added-Value (DVA) Inter spontaneously prepares the individual statement of added value (DVA) under the terms of technical pronouncement CPC 09 - Statement of Added Value, which is presented as an integral part of the financial statements. v. Earnings per share Inter’s basic earnings per share is calculated by dividing the net income attributable to the shareholders by the weighted average number of the outstanding common and preferred shares held by the shareholders in the period. The calculation of the diluted earnings per share was based on the net income attributable to the holders of common and preferred shares and the weighted average of outstanding common shares in the period, after the adjustments to all shares representing potential dilution. w. Share based payments The fair value received on the date of granting of share-based payment agreements to the employees is recognized as expenses, with a corresponding increase in shareholders’ equity, in the period in which the employees unconditionally acquire the right to the premiums. x. Recurring/Non-recurring Results Inter’s internal policies consider as recurring and non-recurring the results arising or not from the operations carried out in accordance with Inter’s corporate purpose set forth in its Bylaws, that is, “the conduction of asset, liability and accessory operations, and authorized services to multiple banks with commercial, investment, credit, financing and lease portfolios, including foreign exchange portfolio, and the management of the securities portfolio, in addition to the investments in other companies, in conformity with the applicable legal and regulatory provisions”.

23 In addition, Inter’s Management considers as non-recurring the results that are not expected to take place within the next two years. Based on the rules, out of the net result of R$64,519 of the fiscal year ended on December 31, 2021, R$34,654(R$19,060 net of taxes) were recorded as revenue from credits without co-obligation, deemed a non-recurring result. The result for the fiscal year ended on December 31, 2020, in the amount of R$5,578, was exclusively recorded based on recurring results. 4. Operating segments The operating information was prepared based on the criteria adopted by the main responsible for the undertaking of the operational decisions in the performance evaluation and the decisions undertaken with respect to the allocation of funds for investments and other purposes, taking into consideration the regulatory environment and the similar characteristics of products and services. Inter’s operations are basically divided in seven segments: bank, distribution of marketable securities, insurance brokerage, marketplace, management of assets, provision of services and other segments. a. Management Result by Segment The measurement of the management result by segment considers all revenues and expenses calculated by the companies comprising each segment, according to the distribution presented below. There are no common revenues or expenses allocated amongst the segments based on any distribution criteria. The transactions carried out between the segments are carried out under conditions and rates compatible to those practiced with third parties, as applicable. These transactions do not involve payment risks. b. Banking segment The banking segment is responsible for a significant portion of Inter’s results and comprises several products and services, such as current accounts and cards, including deposits, loans, advances to clients and provision of services, which are offered to clients mainly through the Inter’s application. c. Marketable securities distribution segment Such segment is mainly responsible for the operations inherent to the purchase, sale and custody of notes, structuring and distribution of marketable securities in the capital market and management of investments funds (establishment, organization, custody). The revenues resulted mainly from commissions and management fees paid by the investors for the provision of services. d. Insurance Brokerage Segment This segment offers products and services (sale of products and services of insurance companies) related to guarantees, life, equity and vehicle insurance, consortia, pension funds, amongst others. The revenues from insurance brokerage commissions are recognized when the performance obligation is complied. The revenues comprise the compensation received or receivable for the provision of services.

24 e. Marketplace segment This segment sells products and/or services through a digital platform to the partners. The segment revenues mainly comprise the commissions received for the sales and/or provision of these services. f. Asset management segment Comprises mainly the operations inherent to the management of the fund portfolios and other assets (purchase, sale, risk management). The revenues resulted mainly from the commissions and management fees charged for the services provided to the investors. g. Service segment This segment involves collection activities and registration information, development and licensing of customized and non-customized software, technical support, maintenance, on- demand software development, web design, data processing, internet hosting service providers and other information technology services. h. Other segments Encompasses real estate investment funds and fixed income from private credit.

inter

(i) Statement of management result by segment

	12/31/2021									
	Banking	Distribution of marketable securities	Insurance Brokerage	Marketplace	Asset Management	Provision of services	Other segments	Combined	Adjustments and eliminations	Consolidated
Credit operations	1,410,250	-	-	-	-	-	40,802	1,451,052	(7,163)	1,443,889
Income from foreign exchange transactions	5,153	-	-	-	-	-	-	5,153	-	5,153
Income from interbank investments for liquidity	46,633	875	-	-	-	-	-	47,508	-	47,508
Income from bonds and securities	766,196	13,072	5,427	371	140	75	17,942	803,223	(54,610)	748,613
Income from derivative financial instruments	(56,006)	-	-	-	-	-	7,676	(48,330)	-	(48,330)
Income from financial intermediation	**2,172,226**	**13,947**	**5,427**	**371**	**140**	**75**	**66,420**	**2,258,606**	**(61,773)**	**2,196,833**
Funding operations in the market	(538,301)	(849)	-	-	-	-	-	(539,150)	1,506	(537,644)
Loans and onlending operations	(1,612)	(7,163)	-	-	-	-	-	(8,775)	7,163	(1,612)
Derivative transactions	-	-	-	-	-	-	-	-	-	-
Expenses with financial intermediation	**(539,913)**	**(8,012)**	**-**	**-**	**-**	**-**	**-**	**(547,925)**	**8,669**	**(539,256)**
Gross income from financial intermediation	**1,632,313**	**5,935**	**5,427**	**371**	**140**	**75**	**66,420**	**1,710,681**	**(53,104)**	**1,657,577**
Provision for expected losses associated with credit risk	(509,948)	-	-	-	-	-	(441)	(510,389)	-	(510,389)
Result of provisions for losses	**(509,948)**	**-**	**-**	**-**	**-**	**-**	**(441)**	**(510,389)**	**-**	**(510,389)**
Income from services provided	431,892	49,591	51,986	236,684	14,460	9,489	-	794,102	-	794,102
Personnel expenses	(405,312)	(7,983)	(6,615)	(9,811)	(2,334)	(11,281)	-	(443,336)	-	(443,336)
Other administrative expenses	(955,279)	(24,649)	(1,162)	(13,820)	(944)	(7,307)	(9,461)	(1,012,622)	-	(1,012,622)
Tax expenses	(119,053)	(5,576)	(5,194)	(14,549)	(1,173)	(1,411)	-	(146,956)	-	(146,956)
Income from interests in subsidiaries	180,174	-	-	279	-	-	-	180,453	(180,453)	-
Income from interests in affiliates	(8,764)	-	-	-	-	-	-	(8,764)		(8,764)
Other operating income	139,423	21,957	31,432	367	1	4,738	44	197,962	-	197,962
Other operating expenses	(432,913)	(4,763)	(324)	(53,941)	88	(247)	(172)	(492,272)	-	(492,272)
Other operating income (expenses)	**(1,169,832)**	**28,577**	**70,123**	**145,209**	**10,098**	**(6,019)**	**(9,589)**	**(931,433)**	**(180,453)**	**(1,111,886)**
Operating result	**(47,467)**	**34,512**	**75,550**	**145,580**	**10,238**	**(5,944)**	**56,390**	**268,859**	**(233,557)**	**35,302**
Other revenues	44,545					-	25	44,570		44,570
Other expenses	(105,893)	-	-	(1,060)	(1,824)	(6)	-	(108,783)		(108,783)
Other revenues and expenses	**(61,348)**	**-**	**-**	**(1,060)**	**(1,824)**	**(6)**	**25**	**(64,213)**	**-**	**(64,213)**
Income before taxation on profit	**(108,815)**	**34,512**	**75,550**	**144,520**	**8,414**	**(5,950)**	**56,415**	**204,646**	**(233,557)**	**(28,911)**
Provision for income tax	-	(7,674)	(7,928)	(19,086)	(1,151)	(196)	-	(36,035)	-	(36,035)
Provision for social contribution	-	(4,698)	(2,863)	(6,884)	(430)	(75)	-	(14,950)	-	(14,950)
Deferred tax asset	143,440	(918)	-	-	-	2,071	-	144,593	-	144,593
	143,440	**(13,290)**	**(10,791)**	**(25,970)**	**(1,581)**	**1,800**	**-**	**93,608**	**-**	**93,608**
Result for the period	**34,625**	**21,222**	**64,759**	**118,550**	**6,833**	**(4,150)**	**56,415**	**298,254**	**(233,557)**	**64,697**
Total assets	36,433,640	368,212	124,671	231,051	7,148	25,007	898,260	38,087,989	(1,605,984)	36,482,006
Total liabilities	27,945,001	317,647	69,890	90,756	3,098	2,388	1,860	28,430,641	(511,439)	27,919,202
Total shareholders' equity	8,488,639	50,565	54,781	140,295	4,050	22,619	896,400	9,657,348	(1,094,545)	8,562,804

25

inter

	12/31/2020								
	Banking	Distribution of marketable securities	Insurance Brokerage	Marketplace	Asset Management	Other segments	Combined	Adjustments and eliminations	Consolidated
Credit operations	846,953	-	-	-	-	7,253	854,206	(138)	854,068
Income from foreign exchange transactions	6,552	-	-	-	-	-	6,552	-	6,552
Income from interbank investments for liquidity	94,412	1	546	-	-	194	95,153	(681)	94,472
Income from bonds and securities	37,398	1,044	-	82	40	(2,613)	35,951	(881)	35,070
Income from derivative financial instruments	(54,419)	-	-	-	-	-	(54,419)	-	(54,419)
Income from financial intermediation	**930,897**	**1,045**	**546**	**82**	**40**	**4,834**	**937,444**	**(1,700)**	**935,744**
Funding operations in the market	(180,172)	-	-	-	-	-	(180,172)	681	(179,491)
Loans and onlending operations	(1,544)	(138)	-	-	-	-	(1,683)	138	(1,545)
Derivative transactions	-	-	-	-	-	-	-	-	-
Expenses with financial intermediation	**(181,717)**	**(138)**	**-**	**-**	**-**	**-**	**(181,855)**	**819**	**(181,036)**
Gross income from financial intermediation	**749,180**	**906**	**546**	**82**	**40**	**4,834**	**755,589**	**(881)**	**754,708**
Provisions for bad accounts	(214,163)	-	-	-	-	(5)	(214,168)	-	(214,168)
Result of provisions for losses	**(214,163)**	**-**	**-**	**-**	**-**	**(5)**	**(214,168)**	**-**	**(214,168)**
Income from services provided	184,322	22,176	34,087	63,765	12,971	-	317,322	-	317,322
Personnel expenses	(213,633)	(3,727)	(5,517)	(4,168)	(2,051)	-	(229,096)	-	(229,096)
Other administrative expenses	(540,707)	(31,679)	(981)	(1,687)	(1,250)	(1,960)	(578,264)	-	(578,264)
Tax expenses	(58,949)	(2,554)	(2,632)	(4,138)	(1,091)	-	(69,363)	-	(69,363)
Income from interests in subsidiaries	35,203	-	-	-	-	-	35,203	(35,203)	-
Other operating income	108,439	12,724	8,582	-	19	89	129,852	-	129,852
Other operating expenses	(138,519)	(1,604)	(29)	(30,342)	(12)	(1,398)	(171,905)	-	(171,905)
Other operating income (expenses)	**(623,844)**	**(4,664)**	**33,510**	**23,430**	**8,586**	**(3,269)**	**(566,251)**	**(35,203)**	**(601,453)**
Operating result	**(88,827)**	**(3,757)**	**34,056**	**23,513**	**8,626**	**1,559**	**(24,830)**	**36,083**	**(60,913)**
Other revenues	39,377	-	-	-		-	39,377	-	39,377
Other expenses	(24,076)	-	(13)	-	(3,462)	-	(27,551)	-	(27,551)
Other revenues and expenses	**15,301**	**-**	**(13)**	**-**	**(3,462)**	**-**	**11,826**	**-**	**11,826**
Income before taxation on profit	**(73,525)**	**(3,757)**	**34,043**	**23,513**	**5,164**	**1,559**	**(13,004)**	**36,083**	**(49,087)**
Provision for income tax	-	-	(3,529)	(5,110)	(1,021)	-	(9,660)	-	(9,660)
Provision for social contribution	-	-	(1,279)	(1,848)	(379)	-	(3,506)	-	(3,506)
Deferred tax asset	66,329	1,503	-	-	-	-	67,832	-	67,832
	66,329	**1,503**	**(4,808)**	**(6,958)**	**(1,400)**	**-**	**54,665**	**-**	**54,665**
Result for the period	**(7,197)**	**(2,254)**	**29,235**	**16,555**	**3,764**	**1,559**	**41,662**	**36,083**	**5,578**
Total assets	19,766,642	75,898	81,289	69,383	5,829	425,358	20,424,399	(628,826)	19,795,573
Total liabilities	16,463,954	46,595	45,773	47,957	2,418	4,564	16,611,261	(166,178)	16,445,084
Total shareholders' equity	3,302,688	29,303	35,516	21,426	3,411	420,794	3,813,138	(462,649)	3,350,489

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5. Cash and cash equivalent

	Parent Company		Consolidated	
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Cash Equivalents	464,337	486,929	464,853	487,461
Interbank investments for liquidity (*)	-	1,652,697	35,591	1,690,191
Total	**464,337**	**2,139,626**	**500,444**	**2,177,652**

(*) Transactions which maturity occurs on a term equal to or lower than 90 days since the date of effective investment and that represent an insignificant risk of change of fair value. (See accompanying note No. 6.)

6. Interbank investments

Represented mainly by committed operations backed by government bonds and investments based on the CDI rate, mainly those related to the rural credit.

a. Composition of interbank investments

	Parent Company		Consolidated	
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Investments in committed transactions	**-**	**1,652,697**	**35,591**	**1,690,191**
Treasury Bills (LFT)	-	412,492	-	423,989
National Treasury Bills (LTN)	-	1,240,205	30,448	1,266,202
National Treasury Notes (NTN)	-	-	1,048	-
Bank deposit certificates.	-	-	4,095	-
Investments in interfinancial deposits	**1,775,549**	**502,346**	**1,729,651**	**502,346**
CDI - Not Related	556,349	-	510,452	-
CDI - Transactions related to the rural credit	1.219.200	502,346	1,219,199	502,346
Total	**1,775,549**	**2,155,043**	**1,765,242**	**2,192,537**

The interbank investments mature as follows:

	Parent Company				
Bond	**Up to 3 months**	**From 3 to 12 months**	**Greater then 12 months**	**Total on 12/31/2021**	**Total on 12/31/2020**
CDI investments	103,073	1,268,595	403,881	1,775,549	502,346
Treasury Bills (LFT)	-	-	-	-	412,492
National Treasury Bills (LTN)	-	-	-	-	1,240,205
Total	**103,073**	**1,268,595**	**403,881**	**1,775,549**	**2,155,043**

	Consolidated				
Bond	**Up to 3 months**	**From 3 to 12 months**	**Greater then 12 months**	**Total on 12/31/2021**	**Total on 12/31/2020**
CDI investments	103,073	1,268,595	357,983	1,729,651	502,346
Treasury Bills (LFT)	-	-	-	-	423,989
National Treasury Bills (LTN)	30,448	-	-	30,448	1,266,202
National Treasury Note (NTN)	1,048	-	-	1,048	-
Bank deposit certificates.	4,095	-	-	4,095	
Total	**138,664**	**1,268,595**	**357,983**	**1,765,242**	**2,192,537**

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b. Income from interbank investments

The income from interbank investments is broken down as follows:

	Parent Company		
	2nd Semester of 2021	12/31/2021	12/31/2020
Bank Position	11,369	20,505	84,488
Financial Position	6,697	9,284	5,054
Interbank Deposits	14,540	16,844	4,870
Total	**32,606**	**46,633**	**94,412**

	Consolidated		
	2nd Semester of 2021	12/31/2021	12/31/2020
Bank Position	12,336	20,505	84,548
Financial Position	6,697	9,284	5,054
Interbank Deposits	15,412	17,719	4,870
Total	**34,445**	**47,508**	**94,472**

7. Marketable Securities

Comprise mainly federal government bonds (LFT's, LTN's and NTN's), investment fund quotas, debentures and Real Estate Receivable Rights (CRI).

a. Composition of Marketable Securities

	Parent Company		Consolidated	
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Own portfolio	**12,529,824**	**5,541,789**	**12,358,693**	**5,393,620**
Government Securities	**10,412,325**	**4,214,216**	**10,451,486**	**4,214,787**
Treasury Bills (LFT)	5,750,093	2,295,387	5,799,587	2,295,484
National Treasury Bills (LTN)	412,963	-	412,963	-
National Treasury Notes (NTN)	4,249,269	1,918,829	4,281,899	1,919,303
Private Notes	**2,117,499**	**1,327,573**	**1,907,207**	**1,178,833**
Certificates of Real Estate Receivables	309,010	154,874	349,246	160,769
Bank Deposit Certificate	-	-	25,092	10,609
Agricultural Receivable Certificates	-	1,438	10,648	8,554
Real Estate Credit Notes	-	-	7,322	3,656
Agricultural Credit Notes	-	-	14,552	1,573
Financial Notes	68,115	83,765	108,499	127,521
Debentures	634,499	348,571	899,380	415,887
Commercial Promissory Note	30,087	-	30,087	-
Rural Product Bill	28,075	-	28,075	-
Investment Fund quotas	1,058,812	738,925	324,064	450,264
Linked to the provision of guarantees	**451,641**	**382,953**	**467,876**	**419,761**
Private Notes	**-**	**4,883**	**-**	**39,995**
Certificates of Real Estate Receivables	-	4,883	-	39,995
Government Securities	**451,641**	**378,070**	**467,876**	**379,766**
Treasury Bills (LFT)	451,641	378,070	467,876	379,766
Total marketable securities	**12,992,564**	**5,924,742**	**12,759,290**	**5,813,381**
Current	**1,331,273**	**331,818**	**1,065,837**	**380,073**
Non-current	**11,661,291**	**5,592,924**	**11,6934,453**	**5,433,308**

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b. Classification of the securities by category and maturity

	Parent Company										
	12/31/2021								12/31/2020		
	Up to 3 months	From 3 to 12 months	From 1 to 3 years	From 3 to 5 years	Over 5 years	Accounting/ market amount	Acquisition cost upadated	Unrealized Gains (losses)	Accounting/ market amount	Acquisition cost upadated	Unrealized Gains (losses)
Available for sale	**941,363**	**131,735**	**1,023,935**	**2,129,437**	**7,736,282**	**11,962,752**	**12,348,446**	**(385,694)**	**5,464,399**	**5,344,727**	**119,672**
Treasury Bills (LFT)	70,669	129,144	781,179	1,400,473	3,820,269	6,201,734	6,194,881	6,853	2,673,457	2,620,473	52,984
Debentures	-	2,591	78,600	172,128	186,773	440,092	444,663	(4,571)	92,111	90,971	1,140
Certificates of Real Estate Receivables	-	-	49,576	50,293	207,865	307,734	308,241	(507)	156,696	157,867	(1,171)
Investment Fund Quotas	870,694	-	-	-	-	870,694	870,594	100	556,716	546,233	10,483
Financial Notes	-	-	13,089	14,686	28,664	56,439	56,439	-	65,417	65,479	(62)
Agricultural Receivable Certificates	-	-	-	-	-	-	-	-	1,173	1,194	(21)
National Treasury Notes (NTN)	-	-	-	150,298	3,492,711	3,643,009	4,029,369	(386,360)	1,918,829	1,862,510	56,319
National Treasury Bills (LTN)	-	-	101,491	311,472	-	412,963	414,172	(1,209)	-	-	-
Commercial Promissory Note	-	-	-	30,087	-	30,087	30,087	-	-	-	-
Held until maturity	**-**	**59,945**	**140,335**	**25,042**	**606,260**	**831,582**	**831,582**	-	**255,105**	**257,097**	**(1,992)**
Debentures	-	35,252	125,277	25,042	-	185,571	185,571	-	236,757	239,412	(2,655)
Financial Notes	-	11,676	-	-	-	11,676	11,676	-	18,348	17,685	663
National Treasury Notes (NTN)	-	-	-	-	606,260	606,260	606,260	-	-	-	-
Rural Product Bill	-	13,017	15,058	-	-	28,075	28,075	-			
For trading (a)	**188,118**	**-**	**-**	**4,992**	**5,120**	**198,230**	**198,230**	**-**	**205,238**	**205,191**	**47**
Investment Fund quotas	188,118	-	-	-	-	188,118	188,118	-	182,209	182,209	-
Certificates of Real Estate Receivables	-	-	-	1,276	-	1,276	1,276	-	3,061	3,215	(154)
Publicly-Held Compnay Subscription Bonus	-	-	-	-	-	-	-	-	-	-	-
Agricultural Receivable Certificates	-	-	-	-	-	-	-	-	265	257	8
Debentures	-	-	-	3,716	5,120	8,836	8,836	-	19,703	19,510	193
Treasury Bills (LFT)	-	-	-	-	-	-	-	-			
National Treasury Notes (NTN)	-	-	-	-	-	-	-	-			
National Treasury Bills (LTN)	-	-	-	-	-	-	-	-	-	-	-
Total	**1,129,481**	**191,680**	**1,164,270**	**2,159,471**	**8,347,662**	**12,992,564**	**13,378,258**	**(385,694)**	**5,924,742**	**5,807,015**	**117,727**
			Total Current (a)			**1,331,273**			**331,818**		
			Total Non-Current			**11,661,291**			**5,592,924**		

To disclose the chart, titles with "for negotiation" are presented only as "current", according to the sole paragraph of art. 7 of the Bacen Circular No. 3.068/2001.

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	Consolidated 12/31/2021 Up to 3 months	From 3 to 12 months	From 1 to 3 years	From 3 to 5 years	Over 5 years	Accounting/ market amount	Acquisition cost upadated	Unrealized Gains (losses)	12/31/2020 Accounting/ market amount	Acquisition cost upadated	Unrealized Gains (losses)
Available for sale	**84,388**	**131,735**	**1,023,883**	**2,129,437**	**7,768,495**	**11,137,938**	**11,491,572**	**(385,794)**	**5,291,914**	**5,172,242**	**119,672**
Treasury Bills (LFT)	70,669	129,144	781,179	1,400,473	3,820,269	6,201,734	6,194,881	6,853	2,675,250	2,622,266	52,984
Debentures	-	2,591	78,600	172,128	186,774	440,093	444,664	(4,571)	98,303	97,163	1,140
Certificates of Real Estate Receivables	-	-	49,524	50,293	207,850	307,667	308,241	(507)	197,703	198,874	(1,171)
Investment Fund Quotas	13,719	-	-	-	-	13,719	13,719	-	268,055	257,572	10,483
Financial Notes	-	-	13,089	14,686	28,664	56,439	56,439	-	109,173	109,235	(62)
National Treasury Notes (NTN)	-	-	-	150,298	3,524,938	3,675,236	4,029,369	(386,360)	1,919,303	1,862,984	56,319
National Treasury Bills (LTN)	-	-	101,491	311,472	-	412,963	414,172	(1,209)	-	-	-
Commercial Promissory Note	-	-	-	30,087	-	30,087	30,087	-	-	-	-
Real Estate Credit Notes (LCI)	-	-	-	-	-	-	-	-	3,656	3,656	-
Agricultural Credit Notes (LCA)	-	-	-	-	-	-	-	-	1,573	1,573	-
Certficados de depósitos Bankings	-	-	-	-	-	-	-	-	10,609	10,609	-
Agricultural Receivable Certificates	-	-	-	-	-	-	-	-	8,289	8,310	(21)
Held until maturity	**11,353**	**59,944**	**140,336**	**25,042**	**606,260**	**842,935**	**842,935**	**-**	**316,229**	**257,097**	**59,132**
Debentures	-	35,252	125,277	25,042	-	185,571	185,571	-	297,881	239,412	58,469
Financial Notes	-	11,676	-	-	-	11,676	11,676	-	18,348	17,685	663
National Treasury Notes (NTN)	-	-	-	-	606,260	606,260	606,260	-	-	-	-
Certificates of Real Estate Receivables	11,353	-	-	-	-	11,353	11,353	-	-	-	-
Rural Product Bill	-	13,016	15,059	-	-	28,075	28,075	-	-	-	-
For trading (a)	**378,768**	**11,773**	**120,033**	**154,372**	**113,471**	**778,417**	**757,680**	**20,737**	**205,238**	**205,199**	**39**
Investment Fund quotas	298,992	-	-	-	-	298,992	298,992	-	182,209	182,209	-
Certificates of Real Estate Receivables	7,694	2,311	13,683	7,310	10,581	41,579	41,579	-	3,061	3,215	(154)
Shares in publicly-held companies	-	-	-	-	-	-	-	-	-	-	-
Debentures	16,690	103	42,542	127,525	86,856	273,716	252,979	20,737	19,703	19,510	193
Treasury Bills (LFT)	22,752	-	18,127	14,782	10,068	65,729	65,729	-	-	-	-
National Treasury Notes (NTN)	403	-	-	-	-	403	403	-	-	-	-
National Treasury Bills (LTN)	-	-	-	-	-	-	-	-	-	-	-
Financial Notes	-	1,146	31,224	3,248	4,766	40,384	40,384	-	-	0	-
Certficados de depósitos Bankings	265	7,860	14,260	1,507	1,200	25,092	25,092	-	-	-	-
Agricultural Receivable Certificates	10,648	-	-	-	-	10,648	10,648	-	265	265	-
Agricultural Credit Notes (LCA)	14,552	-	-	-	-	14,552	14,552	-	-	-	-
Real Estate Credit Notes (LCI)	6,772	353	197	-	-	7,322	7,322	-	-	-	-
Total	**474,509**	**203,452**	**1,284,252**	**2,308,851**	**8,488,226**	**12,759,290**	**13,092,187**	**(365,057)**	**5,813,381**	**5,634,538**	**178,843**
			Total Current (a)			**1,065,837**			**380,073**		
			Total Non-Current			**11,693,453**			**5,433,308**		

(a) To be published, titles with "for negotiation" are presented only concerning the current assets, according to the sole paragraph of art. 7 of the Bacen Circular No. 3.068/2001.

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c. Composition of marketable securities

	Parent Company		
	2nd Semester of 2021	12/31/2021	12/31/2020
Income from fixed income securities	521,765	697,709	59,644
Results from investments in investment funds	51,159	68,487	(22,245)
Result with marketable securities	**572,924**	**766,196**	**37,398**

	Consolidated		
	2nd Semester of 2021	12/31/2021	12/31/2020
Income from fixed income securities	540,752	726,692	59,644
Results from investments in investment funds	14,387	21,921	(24,012)
Result with marketable securities	**555,139**	**748,613**	**35,070**

8. Derivative financial instruments

Inter carries out operations involving derivative financial instruments, recognized in equity and offset accounts, allocated for Inter's own needs to manage its exposure to risks, as well as to meet its clients' needs, in terms of management of the clients' exposure. These operations involve swap derivatives, indices and terms. Inter's risk management policy is based on the use of derivative financial instruments in order to, mainly, mitigate the risks arising from operations.

The swaps comprising Inter's portfolio were recognized as a strategy to lock the active transaction spread making use of the hedge equivalent with the specific risk portion (IGPM and IPCA).

Therefore, the method to mark these swaps (IGPM and IPCA) to the market was the same: the SWAP Short Position mark-to-market (100% CDI) consists of updating the base value until the reference date, estimating this value at 100% of the exponentially interpolated curve from the "DI x PRE" vertexes in the BM&F Bovespa that correspond to the maturity of the transaction, minus the same 100% of CDI to determine the fair value. The long position involves updating the base value of the percentage used as reference determined by the hedge corrected by IGPM or IPCA (depending on the swap), estimating this value based on the rate contracted until the maturity date and discounting the 100% of the exponentially interpolated curve from the "DI x IGPM" vertexes for the IGPM swaps and "DI x IPCA" for the IPCA swaps in the BM&F Bovespa that correspond to the term of the transaction.

The estimated net amount from the gains and losses to be recorded in the shareholder's equity expected to be recognized in the next 12 months is R$1.6 million.

	Parent Company		Consolidated	
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Derivative Financial Investments - assets	4,297	27,513	86,948	27,513
Derivative Financial Investments - liability	(66,472)	(56,757)	(66,549)	(56,757)

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a. Value composition of derivative financial instruments (assets and liabilities) shown by their updated cost value, market and terms

	Parent Company								
	12/31/2021								12/31/2020
	Amortized cost	Adjustments to market value	Market value	Up to 3 months	From 3 to 12 months	From 1 to 3 years	From 3 to 5 years	Total	Total
Assets (A)									
Future purchase receivable	4,385	(88)	**4,297**	4,297	-	-	-	**4,297**	**27,513**
Liability (B)									
Adjustment payable - swap	(66,472)	-	**(66,472)**	-	(29,452)	(25,567)	(11,453)	**(66,472)**	**(56,757)**
Net effect (A-B)	**(62,087)**	**(88)**	**(62,175)**	**4,297**	**(29,452)**	**(25,567)**	**(11,453)**	**(62,175)**	**(29,244)**

	Consolidated								
	12/31/2021								12/31/2020
	Amortized cost	Adjustments to market value	Market value	Up to 3 months	From 3 to 12 months	From 1 to 3 years	From 3 to 5 years	Total	Total
Assets (A)									
Future purchase receivable	86,036	(88)	**86,948**	86,948	-	-	-	**86,948**	**27,513**
Liability (B)									
Adjustment payable - swap	(66,549)	-	**(66,549)**	-	(29,452)	(25,567)	(11,530)	**(66,549)**	**(56,757)**
Net effect (A-B)	**20,487**	**(88)**	**20,399**	**86,948**	**(29,452)**	**(25,567)**	**(11,530)**	**20,399**	**(29,244)**

b. Aging swap and term agreements

	Parent Company					
	Up to 3 months	From 3 to 12 months	From 1 to 3 years	From 3 to 5 years	Total 12/31/2021	Total 12/31/2020
Term agreements - assets	4,297	-	-	-	4,297	27,513
Swap agreements - liability (c)	-	94,856	53,500	24,500	172,856	288,592
Total	**4,297**	**94,856**	**53,500**	**24,500**	**177,153**	**316,105**

	Parent Company					
	Up to 3 months	From 3 to 12 months	From 1 to 3 years	From 3 to 5 years	Total 12/31/2021	Total 12/31/2020
Term agreements - assets	86,948	-	-	-	86,948	27,513
Swap agreements - liability (c)	-	94,856	53,500	24,577	172,933	288,592
Total	**86,948**	**94,856**	**53,500**	**24,577**	**259,881**	**316,105**

c. Index swap agreements

Inter's real estate credit portfolio is partially bound to the General Price Index (IGP-M) of Fundação Getúlio Vargas and the National Consumer Price Index (IPCA), calculated by IBGE. Inter's funding is mainly bound to the Interbank Deposit rate (DI). In order to hedge Inter's revenues in relation to the changes in IGP-M and IPCA rate, Management elected to perform swap operations which positions are inverted in relation to the asset and liability portfolios. Inter entered into derivative operations subject to the variation of the IGP-M rate plus coupon, IPCA plus coupon and receipt of a specific percentage of the DI variation, on a specific date.

The operations were made through B3 and have a guarantee and control margin by this Exchange. As of December 31, 2021, Inter had 8 CDI x IGP-M swap agreements assets with a total notional amount of R$112,856 (2020: R$178,592), and 2 CDI x IPCA swap agreements assets with a total notional amount of R$60,000 (2020: R$ $110,000) registered at B3, and which have a guarantee margin deposit whose amount may be adjusted at any time. The swap transaction is the exchange of risks between two parties, consisting of an agreement for two

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parties to exchange the risk of an active (creditor) or passive (debtor) position, on a certain date, with previously established conditions.

Inter's swap transactions are classified as Hedge Accounting ("Fair Value Hedge"), as hedging from exposure to changes in the fair value of a recognized asset, or from an identified portion of such asset attributable to a particular risk that may affect the result.

The hedge instrument (swap) was used to protect against risks related to mismatch of indexes between the assets and liabilities portfolios, specifically between interest rate and price index changes, and are recognized by fair value in the result of the period. The fair value is that which, according to market conditions, would be received for the assets and paid in the settlement of liabilities, being calculated based on the rates used in the Exchange markets.

Parent Company

12/31/2021

Indexes	Agreements	Reference Amount	Cost Amount		Market value		Hedge Operation Gain (loss)
			Bank	Counterparty	Bank	Counterparty	
CDI x IGPM	906723043	17,550	19,433	29,143	19,433	29,187	(9,754)
CDI x IGPM	906723159	17,306	19,164	28,785	19,164	28,629	(9,465)
CDI x IGPM	906723160	12,000	13,193	19,342	13,193	19,035	(5,842)
CDI x IGPM	906723161	14,000	15,392	22,630	15,392	22,171	(6,779)
CDI x IGPM	906723162	11,500	12,628	18,541	12,628	18,049	(5,421)
CDI x IGPM	906723163	16,000	17,569	25,900	17,569	25,094	(7,525)
CDI x IGPM	906723164	11,000	12,079	17,846	12,079	17,222	(5,143)
CDI x IGPM	906723165	13,500	14,824	21,953	14,824	21,133	(6,309)
Total CDI x IGPM		**112,856**	**124,282**	**184,140**	**124,282**	**180,520**	**(56,238)**

Parent Company

12/31/2021

Indexes	Agreements	Reference Amount	Cost Amount		Market value		Hedge Operation Gain (loss)
			Bank	Counterparty	Bank	Counterparty	
CDI x IPCA	905638603	10,000	11,128	12,866	11,128	12,885	(1,756)
CDI x IPCA	905638611	50,000	55,639	64,535	55,639	64,117	(8,478)
Total CDI x IPCA		**60,000**	**66,767**	**77,401**	**66,767**	**77,002**	**(10,234)**
Grand Total		**172,856**	**191,049**	**261,541**	**191,049**	**257,522**	**(66,472)**

Consolidated

12/31/2021

Indexes	Agreements	Reference Amount	Cost Amount		Market Value		Hedge Operation Gain (loss)
			Bank	Counterparty	Bank	Counterparty	
CDI x IGPM	906723043	17,550	19,433	29,143	19,433	29,187	(9,754)
CDI x IGPM	906723159	17,306	19,164	28,785	19,164	28,629	(9,465)
CDI x IGPM	906723160	12,000	13,193	19,342	13,193	19,035	(5,842)
CDI x IGPM	906723161	14,000	15,392	22,630	15,392	22,171	(6,779)
CDI x IGPM	906723162	11,500	12,628	18,541	12,628	18,049	(5,421)
CDI x IGPM	906723163	16,000	17,569	25,900	17,569	25,094	(7,525)
CDI x IGPM	906723164	11,000	12,079	17,846	12,079	17,222	(5,143)
CDI x IGPM	906723165	13,500	14,824	21,953	14,824	21,133	(6,309)
Total CDI x IGPM		**112,856**	**124,282**	**184,140**	**124,282**	**180,520**	**(56,238)**

33

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Consolidated							
12/31/2021							
Indexes	Agreements	Reference Amount	Cost Amount		Market Value		Hedge Operation Gain (loss)
			Bank	Counterparty	Bank	Counterparty	
CDI x IPCA	905638603	10,000	11,128	12,866	11,128	12,885	(1,853)
CDI x IPCA	905638611	50,000	55,639	64,535	55,639	64,117	(8,478)
Total CDI x IPCA		**60,000**	**66,767**	**77,401**	**66,767**	**77,002**	**(10,311)**
Grand Total		**172,856**	**191,049**	**261,541**	**191,049**	**257,522**	**(66,549)**

Parent Company and Consolidated							
12/31/2020							
Indexes	Agreements	Reference Amount	Cost Amount		Market Value		Hedge Operation Gain (loss)
			Bank	Counterparty	Bank	Counterparty	
CDI x IGPM	906722276	35,842	38,015	48,365	38,015	47,959	(9,944)
CDI x IGPM	906722594	29,894	31,706	40,400	31,706	39,464	(7,758)
CDI x IGPM	906722608	17,550	18,614	23,790	18,614	23,293	(4,679)
CDI x IGPM	906723043	17,306	18,356	23,484	18,356	23,140	(4,784)
CDI x IGPM	906723159	12,000	12,637	15,832	12,637	15,509	(2,872)
CDI x IGPM	906723160	14,000	14,743	18,540	14,743	18,195	(3,452)
CDI x IGPM	906723161	11,500	12,095	15,199	12,095	14,878	(2,783)
CDI x IGPM	906723162	16,000	16,828	21,199	16,828	20,901	(4,073)
CDI x IGPM	906723163	11,000	11,570	14,589	11,570	14,460	(2,890)
CDI x IGPM	906723164	13,500	14,199	17,934	14,199	17,834	(3,635)
Total CDI x IGPM		**178,592**	**188,763**	**239,332**	**188,763**	**235,633**	**(46,870)**

Parent Company and Consolidated							
12/31/2020							
Indexes	Agreements	Reference Amount	Cost Amount		Market Value		Hedge Operation Gain (loss)
			Bank	Counterparty	Bank	Counterparty	
CDI x IPCA	905638590	50,000	53,293	55,651	53,293	56,358	(3,065)
CDI x IPCA	905638603	10,000	10,659	11,203	10,659	11,698	(1,039)
CDI x IPCA	905638611	50,000	53,293	56,133	53,293	59,076	(5,783)
Total CDI x IPCA		**110,000**	**117,245**	**122,987**	**117,245**	**127,132**	**(9,887)**
Grand Total		**288,592**	**306,008**	**362,319**	**306,008**	**362,765**	**(56.757)**

d. Incomes from marketable securities and operations with derivatives

	Parent Company		
	2nd Semester of 2021	12/31/2021	12/31/2020
Derivative Transactions	(13,090)	(56,006)	(54,419)
Total	**(13,090)**	**(56,006)**	**(54,419)**

	Consolidated		
	2nd Semester of 2021	12/31/2021	12/31/2020
Derivative Transactions	(7,734)	(48,330)	(54,419)
Total	**547,405**	**700,283**	**(19,349)**

34

35 9. Interbank relations The interbank relations are mainly composed of credits linked to deposits made at the Central Bank of Brazil to fulfill the requirements on deposits, and payments and receipts to be settled, represented by electronic currencies and other instruments sent to the clearing service (active and passive position) and are as follows: Parent Company and Consolidated Assets 12/31/2021 12/31/2020 Other Settlement Systems 295,103 172,289 Central Bank Deposits - Others 309,580 195,522 Central Bank Deposits – Reserve Requirements 1,570,371 842,800 Central Bank Deposits - Pix 519,420 497,275 Relations with Correspondents 25,921 1,843 Total 2,720,395 1,709,729 Liability Payment transactions (a) 3,876,964 1,610,106 Total 3,876,964 1,610,106 (a) Amounts to pay to payment institutions involved in the payment arrangement and concerning transactions with card.

inter

10. Credit portfolio and provision for expected losses associated with credit risk

The credit transactions are substantially comprised of loans and financing with real estate guarantee, active working capital transactions with receivables as guarantee, credit card transactions and personal credit with payroll debts.

a. Composition of the portfolio per credit operation

	Parent Company				Consolidated			
Credit Operations	**12/31/2021**	**% portfolio**	**12/31/2020**	**% portfolio**	**12/31/2021**	**% portfolio**	**12/31/2020**	**% portfolio**
Legal entity	873,357	5.1%	636,390	7.3%	1,116,646	6.5%	752,195	8.5%
Legal entities loans with real estate guarantee	769,731	4.5%	588,316	6.8%	769,731	4.5%	588,316	6.7%
Real estate financings	3,625,717	21.2%	2,243,924	25.8%	3,625,717	20.9%	2,243,924	25.5%
Individual loans with real estate guarantee	653,904	3.8%	620,690	7.1%	653,904	3.8%	620,690	7.1%
Rural Financing	700,191	4.1%	177,640	2.0%	700,191	4.0%	177,640	2.0%
Individual	4,243,855	24.9%	1,852,117	21.3%	4,243,855	24.5%	1,852,117	21.0%
Credit Assigned with CRI Co-Obligation	43,715	0.3%	-		43,715	0.3%	-	0.0%
Adjustments to market value of hedged credit	(4,042)	0.0%	494	0.0%	(4,042)	0.0%	494	0.0%
Credit transactions subtotal	**10,906,428**		**6,119,571**		**11,149,717**		**6,235,376**	
Total current	2,920,905		1,504,773		3,164,194		1,620,578	
Total non-current	7,985,523		4,614,798		7,985,523		4,614,798	
Other credits								
Other credits with and without credit concession characteristics	2,039,535	12.3%	892,166	10.3%	2,039,535	12.1%	892,165	10.1%
Credit card - Cash and installment purchases	4,125,363	23.8%	1,678,337	19.3%	4,125,363	23.5%	1,678,338	19.1%
Other credits Subtotal	**6,164,898**		**2,570,503**		**6,164,898**		**2,570,503**	
Total current	5,878,568		2,531,895		5,878,568		2,531,895	
Total non-current	286,330		38,608		286,330		38,608	
Total credit portfolio	**17,071,326**	**100%**	**8,690,074**	**100%**	**17,314,615**	**100%**	**8,805,879**	**100%**
(-) Provision for expected losses associated with credit risk (current)	(336,105)		(117,148)		(336,382)		(117,248)	
(-) Provision for expected losses associated with credit risk (non-current)	(115,706)		(67,864)		(115,728)		(67,864)	
Total (-) Provision for expected losses associated with credit risk	**(451,811)**		**(185,012)**		**(452,110)**		**(185,112)**	
(-) Provision for losses with other credits with and without credit concession characteristics(current)	(76,456)		(20,530)		(76,456)		(20,530)	
(-) Provision for losses with other credits with and without credit concession characteristics(non-current)	(966)		(143)		(966)		(143)	
Total (-) Provision for expected losses associated with credit risk with other credits	**(77,422)**		**(20,673)**		**(77,422)**		**(20,673)**	
Total (-) Provision for expected losses associated with credit risk	**(529,233)**		**(205,685)**		**(529,532)**		**(205,785)**	
Total net credit portfolio	**16,542,093**		**8,484,389**		**16,785,083**		**8,600,094**	

36

b. Maturity and credit allocation

	Parent Company					
	Installments due	Due installments				
	As of 15 days	Up to 90 days	From 91 to 360 days	Over 360 days	Total on 12/31/2021	Total on 12/31/2020
Private sector						
Legal entities	51,070	118,087	223,126	481,073	873,357	636,390
Legal Entity Loans - Real Estate Guarantee	4,870	39,561	113,755	611,545	769,731	588,316
Real Estate Financing	8,821	41,323	179,268	3,396,305	3,625,717	2,243,924
Individuals Loans - Real Estate Guarantee	8,253	23,186	58,157	564,308	653,904	620,690
Rural financing	-	105,746	463,184	131,261	700,191	177,640
Individuals	548,264	330,981	563,580	2,801,030	4,243,855	1,852,117
Credit Assigned with CRI Co-Obligation	4,732	38,983	-	-	43,715	-
Adjustment to market value of hedged credit transactions	-	(4,042)	-	-	(4,042)	494
Total credit transaction	**626,010**	**693,825**	**1,601,070**	**7,985,523**	**10,906,428**	**6,119,571**
Other credits with credit transaction characteristics						
Other credits with credit concession characteristics	12,266	1,688,692	82,907	255,670	2,039,536	892,166
Other credit purchases to post	-	3,204,814	889,889	30,660	4,125,362	1,678,337
Total other credits with credit transaction characteristics	**12,266**	**4,893,506**	**972,796**	**286,330**	**6,164,898**	**2,570,503**
Total credit portfolio	**638,276**	**5,587,331**	**2,573,866**	**8,271,853**	**17,071,326**	**8,690,074**

	Consolidated					
	Installments due	Due installments				
	As of 15 days	Up to 90 days	From 91 to 360 days	Over 360 days	Total on 12/31/2021	Total on 12/31/2020
Private sector						
Legal entities	51,070	361,377	223,126	481,073	1,116,646	752,195
Legal Entity Loans - Real Estate Guarantee	4,870	39,561	113,755	611,545	769,731	588,316
Real Estate Financing	8,821	41,323	179,268	3,396,305	3,625,717	2,243,924
Individuals Loans - Real Estate Guarantee	8,253	23,186	58,157	564,308	653,904	620,690
Rural financing	-	105,746	463,184	131,261	700,191	177,640
Individuals	548,264	330,981	563,580	2,801,030	4,243,855	1,852,117
Credit Assigned with CRI Co-Obligation	4,732	38,983	-	-	43,715	-
Adjustment to market value of hedged credit transactions	-	(4,042)	-	-	(4,042)	494
Total credit transaction	**626,010**	**937,114**	**1,601,070**	**7,985,523**	**11,149,717**	**6,235,376**
Other credits with credit transaction characteristics						
Other credits with credit concession characteristics	12,266	1,688,692	82,907	255,670	2,039,536	892,165
Credit card - Cash and installment purchases	-	3,204,814	889,889	30,660	4,125,362	1,678,338
Total other credits with credit transaction characteristics	**12,266**	**4,893,506**	**972,796**	**286,330**	**6,164,898**	**2,570,503**
Total credit portfolio	**638,276**	**5,830,620**	**2,573,866**	**8,271,853**	**17,314,615**	**8,805,879**

c. Composition of the portfolio by risk levels (rating)

		Parent Company							
		12/31/2021				12/31/2020			
Rating	**% minimum provision**	**Amount of portfolio**	**Provision 2.682**	**Additional Provision**	**Provision Total**	**Amount of portfolio**	**Provision 2682**	**Additional Provision**	**Provision Total**
AA	-	6,264,474	-	(15,277)	(15,277)	4,191,808	-	-	-
A	0.50%	8,621,738	(43,109)	(52,497)	(95,606)	3,796,170	(18,981)	(15,116)	(34,097)
B	1.00%	738,198	(7,382)	(6,136)	(13,518)	271,617	(2,716)	(243)	(2,959)
C	3.00%	769,900	(23,097)	(16,525)	(39,622)	160,403	(4,812)	(1,464)	(6,276)
D	10.00%	218,136	(21,814)	(15,019)	(36,833)	66,789	(6,679)	(1,470)	(8,149)
E	30.00%	100,651	(30,195)	(3,028)	(33,223)	38,900	(11,641)	-	(11,641)
F	50.00%	76,430	(38,215)	(353)	(38,568)	27,699	(13,845)	-	(13,845)
G	70.00%	84,042	(58,829)	-	(58,829)	26,480	(18,510)	-	(18,510)
H	100.00%	197,757	(197,757)	-	(197,757)	110,208	(110,208)	-	(110,208)
Total		**17,071,326**	**(420,398)**	**(108,835)**	**(529,233)**	**8,690,074**	**(187,392)**	**(18,293)**	**(205,685)**

37

inter

		Consolidated							
		12/31/2021				12/31/2020			
Rating	% minimum provision	Amount of portfolio	Provision 2.682	Additional Provision	Provision Total	Amount of portfolio	Provision 2682	Additional Provision	Provision Total
AA	-	6,165,609	-	(15,277)	(15,277)	4,191,808	-	-	-
A	0.50%	8,962,892	(43,408)	(52,497)	(95,905)	3,911,975	(19,561)	(14,636)	(34,197)
B	1.00%	738,198	(7,382)	(6,136)	(13,518)	271,617	(2,716)	(243)	(2,959)
C	3.00%	769,900	(23,097)	(16,525)	(39,622)	160,403	(4,812)	(1,464)	(6,276)
D	10.00%	218,136	(21,814)	(15,019)	(36,833)	66,789	(6,679)	(1,470)	(8,149)
E	30.00%	100,651	(30,195)	(3,028)	(33,223)	38,900	(11,641)	-	(11,641)
F	50.00%	76,430	(38,215)	(353)	(38,568)	27,699	(13,845)	-	(13,845)
G	70.00%	84,042	(58,829)	-	(58,829)	26,480	(18,510)	-	(18,510)
H	100.00%	197,757	(197,757)	-	(197,757)	110,208	(110,208)	-	(110,208)
Total		**17,314,615**	**(420,697)**	**(108,835)**	**(529,532)**	**8,805,879**	**(187,972)**	**(17,813)**	**(205,785)**

The Bank has controls for calculating the provision for doubtful debts (regulatory and additional provision), meeting, in a structured manner, the requirements under CMN Resolution No. 2682/1999, with regard to the risk classification of operations, defined based on consistent and verifiable criteria, supported by internal and external information.

The rating assessment of an agreement consists of a joint analysis of its payment history and its guarantee, the risk rating being analyzed by type of transaction, resulting in the calculation of the provision as described below:

Agreements that have a recent delay in relation to the base date must be able to settle their installments in a period of at least 3 months, so that they may present an improvement in the rating. Otherwise, it will be kept at the worst rating presented in recent months. Such allows to securely assigning better ratings to agreements that have a good payment history, such as the AA rating. Such procedure also ensures that there is no strong change in ratings between agreements.

In general, overdue agreements will only improve their rating after they demonstrate solid payments, with the non-default agreements shall benefit from a lower provisioning, based on a good payment history.

In terms of guarantees, it is verified whether their value in relation to real estate credit agreements leads the portfolio to a low overall loss (Loan-to-value - LTV). Upon considering the potential sale value of guarantees, the opportunity cost and the probability of success in the consolidation of the properties comprising the analyses for calculation of loss in the operations (Loss given default - LGD), compared to the exposure to loss of the agreements (Exposure at default - EAD), many have a negative risk value, that is, with a low potential credit loss.

The guarantees analysis is also used to determine the drag, or not, of the same client's agreements. Agreements with an interest security are not dragged by agreements without guarantee. Thus, a real estate credit agreement may drag a credit card agreement, but the opposite is not possible, given the Bank's security in recovering that credit, in case the client becomes unable to pay their debts.

38

inter

d. Composition of Provision for expected losses associated with credit risk by economic activity

Parent Company

Activity per segment	Credit portfolio		Provision	
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Agriculture, livestock, forest production, fishing and aquaculture	94,965	58,621	(521)	(274)
Water, sewage, waste management and decontamination activities	218	17,810	(5)	-
Accommodation and Food	31,101	25,670	(2,258)	(286)
Arts, culture, sport and recreation	58,715	25,423	(305)	(196)
Administrative activities and additional services	592,057	227,638	(3,409)	(1,970)
Financial activities, insurance and related services	237,967	289,186	(2,151)	(1,047)
Real estate activities	263,083	248,383	(5,046)	(3,986)
Professional, scientific and technical activities	85,617	123,655	(2,321)	(1,989)
Business; repair of motor vehicles and motorcycles	628,262	363,289	(14,861)	(4,523)
Construction	804,111	503,914	(8,861)	(1,957)
Education	14,887	19,302	(755)	(333)
Processing industries	1,095,800	496,057	(5,611)	(3,284)
Extractive industries	324,703	160,087	(1,139)	(522)
Information and communication	29,195	23,326	(616)	(188)
Other service activities	16,561	5,046	(1,841)	(61)
Human health and social services	7,817	5,707	(903)	(482)
Domestic services	199	31	(19)	-
Transport, storage and mail	80,810	85,733	(1,006)	(453)
Legal Entity	4,366,078	2,781,057	(51,628)	(21,551)
Individual	12,705,248	5,909,017	(477,605)	(184,134)
Total Provision	**17,071,326**	**8,690,074**	**(529,233)**	**(205,685)**

Consolidated

Activity per segment	Credit portfolio		Provision	
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Agriculture, livestock, forest production, fishing and aquaculture	94,965	58,621	(521)	(274)
Water, sewage, waste management and decontamination activities	218	17,810	(5)	-
Accommodation and Food	31,101	25,670	(2,258)	(286)
Arts, culture, sport and recreation	58,715	25,423	(305)	(196)
Administrative activities and additional services	592,057	227,638	(3,409)	(1,970)
Financial activities, insurance and related services	481,256	404,991	(2,450)	(1,147)
Real estate activities	263,083	248,383	(5,046)	(3,986)
Professional, scientific and technical activities	85,617	123,655	(2,321)	(1,989)
Business; repair of motor vehicles and motorcycles	628,262	363,289	(14,861)	(4,523)
Construction	804,111	503,914	(8,861)	(1,957)
Education	14,887	19,302	(755)	(333)
Processing Industries	10	102,179	-	-
Extractive industries	1,095,800	496,057	(5,611)	(3,284)
Information and communication	324,703	160,087	(1,139)	(522)
Other service activities	29,195	23,326	(616)	(188)
Human health and social services	16,561	5,046	(1,841)	(61)
Domestic services	7,817	5,707	(903)	(482)
Transport, storage and mail	199	31	(19)	-
Processing Industries	80,810	85,733	(1,006)	(453)
Legal Entity	4,609,367	2,896,862	(51,628)	(21,551)
Individual	12,705,248	5,909,017	(477,605)	(184,134)
Total Provision	**17,314,615**	**8,805,879**	**(529,233)**	**(205,685)**

During the fiscal year ended on December 31, 2021, the total of renegotiated credits was R$243,811 (December 31, 2020: R$97,306).

39

inter

e. Provision movement for expected losses associated with credit risk

	Parent Company		Consolidated	
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Initial Balance	**(205,685)**	**(145,388)**	**(205,785)**	**(145,388)**
Constituted provision	(591,138)	(256,116)	(591,579)	(256,116)
Reversal of provision	81,190	41,953	81,190	41,953
Written-off for losses	186,400	153,866	186,642	153,866
Final Balance	**(529,233)**	**(205,685)**	**(529,532)**	**(205,685)**
(-) Provision for expected losses associated with credit risk (note 10a)	(451,811)	(185,012)	(452,110)	(185,012)
(-) Provision for expected losses associated with other credits with and without credit concession characteristics (note 10a)	(77,422)	(20,673)	(77,422)	(20,673)
	(529,233)	**(205,685)**	**(529,532)**	**(205,685)**

f. Expenses of provision for expected losses associated with credit risk

	Parent Company		
	2nd semester of 2021	12/31/2021	12/31/2020
Constituted provision	(363,771)	(591,138)	(256,116)
Reversal of provision	63,636	81,190	41,953
Total	**(300,135)**	**(509,948)**	**(214,163)**

	Consolidated		
	2nd semester of 2021	12/31/2021	12/31/2020
Constituted provision	(364,000)	(591,579)	(256,121)
Reversal of provision	63,636	81,190	41,953
Total	**(300,364)**	**(510,389)**	**(214,168)**

g. Income from credit operations

	Parent Company		
	2nd semester of 2021	12/31/2021	12/31/2020
Incomes from Legal entity	106,261	162,061	62,667
Incomes from Legal entities loans with real estate guarantee	49,211	83,866	69,751
Incomes from Real estate financings	189,335	365,944	244,098
Incomes from Individual loans with real estate guarantee	65,341	129,696	121,168
Incomes from Rural Credit	13,116	16,434	-
Incomes from Individual	342,746	591,337	313,793
Gross income from credit operations	**784,265**	**1,349,338**	**811,477**
Recovery from written-off credits	35,846	61,320	39,617
(-) Expenses with paid commissions	(40)	(408)	(4,141)
Total	**801,816**	**1,410,250**	**846,953**

40

	Consolidated		
	2nd semester of 2021	12/31/2021	12/31/2020
Incomes from Legal entity	131,733	195,700	69,782
Incomes from Legal entities loans with real estate guarantee	49,211	83,866	69,751
Incomes from Real estate financings	189,335	365,944	244,098
Incomes from Individual loans with real estate guarantee	65,341	129,696	121,168
Incomes from Rural Credit	13,116	16,434	-
Incomes from Individual	342,746	591,337	313,793
Gross income from credit operations	**791,482**	**1,382,977**	**818,592**
Recovery from written-off credits	35,846	61,320	39,617
(-) Expenses with paid commissions	(40)	(408)	(4,141)
Total	**827,288**	**1,443,889**	**854,068**

h. Concentration of credit operations

	Parent Company			
	12/31/2021	% of portfolio	12/31/2020	% of portfolio
Biggest debtor	274,262	1.6%	144,821	1.7%
10 Biggest debtors	1,610,203	9.4%	895,475	10.3%
20 Biggest debtors	2,034,977	11.9%	1,250,510	14.4%
50 Biggest debtors	2,627,038	15.4%	1,695,446	19.5%
100 Biggest debtors	3,136,975	18.4%	2,041,657	23.5%
Other debtors	7,387,871	43.3%	2,662,165	30.6%
	17,071,326	**100%**	**8,690,074**	**100.0%**

	Consolidated			
	12/31/2021	% of portfolio	12/31/2020	% of portfolio
Biggest debtor	274,262	1.6%	144,821	1.6%
10 Biggest debtors	1,610,203	9.3%	895,475	10.2%
20 Biggest debtors	2,034,977	11.7%	1,250,510	14.2%
50 Biggest debtors	2,627,038	15.2%	1,695,446	19.3%
100 Biggest debtors	3,479,129	20.1%	2,157,462	24.5%
Other debtors	7,289,006	42.1%	2,662,165	30.2%
	17,314,615	**100.0%**	**8,805,879**	**100.0%**

i. Credit Assignments

(i) With substantial retention of risks and benefits

CMN Resolution No. 3.533/08, as amended, establishes procedures for the classification, accounting and disclosure of sales operations or transfer of financial assets.

Inter made during the period assignment of credits transactions with substantial retention of credit risks and benefits and, therefore, they were not written-off from the asset of the Bank. The calculated result on the trading shall be recognized according to the terms of the assigned agreements.

The assigned amount for the period ended December 31, 2021 was R$58.688 the present value, in accordance with CMN Resolution No. 3.533/08. In such operation, performed real estate credits were assigned, substantially registered under rating "A".

The amount received in the operation was recognized as asset with the registration a liability for the undertaken obligation (see note 18d).

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(ii) With substantial transfer of risks and benefits

In the fiscal year ended December 31, 2021, the assignment of credits with no substantial retention of risks and benefits was made and, therefore, they were written-off from the asset of the Bank.

The determined gains in the negotiation were recognized in the result for the period in the amount of R$34,654.

The amount received on the operation of credit sales, arising from the assignment with no retention of risk, was R$38,676 in accordance with CMN Resolution No. 3.533/08, for the assigned amount of R$284,300 at the present value.

In such operation, there were assigned non-performed credits cards, mainly registered under rating "H" or already written-off to loss. The amount of R$188,186, which is already registered as loss, was written-off only at offsetting accounts, and the remaining R$96,114, which was already in the active portfolio, was written-off in the result.

11. Other financial assets

They comprise balances of several debtors, bonus receivable, taxes and contributions to offset, among other.

	Parent Company		Consolidated	
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Various Debtors (a)	195,263	174,124	277,456	184,670
Advances to third parties (b)	17,745	2,273	59,288	10,370
Other income receivable	118,564	105,136	104,319	115,465
Taxes and contributions to offset	40,888	19,563	49,554	20,152
Trading and intermediation of securities	8,206	7,908	32,880	16,076
Escrow agreement	478	1,314	2,470	2,307
Total	**381,144**	**310,318**	**525,967**	**349,040**
Total current	380,666	309,004	523,497	346,188
Total non-current	478	1,314	2,470	2,852

	Parent Company		Consolidated	
a) Various Debtors	**12/31/2021**	**12/31/2020**	**12/31/2021**	**12/31/2020**
Early settlement of credit operations	14,501	34,892	14,501	32,492
Portability to be proceeded	(2,595)	9,445	(2,595)	9,445
Agreements	17,676	9,091	17,676	9,091
Card amounts to be proceeded	49,684	61,977	49,684	61,977
Other amounts	17,398	6,975	24,880	19,921
ATM custody amount	-	-	-	-
Receivable intragroup amount	32,171	15,916	-	15,916
Chargeback	35,885	11,286	35,885	11,286
Debtors from pending settlement account	27,948	24,542	27,948	24,542
Receivable amounts form affiliates/Marketplace partners	-	-	42,361	-
	192,668	**174,124**	**210,340**	**184,670**

	Parent Company		Consolidated	
b) Advances to third parties	**12/31/2021**	**12/31/2020**	**12/31/2021**	**12/31/2020**
Purchase of equipment and agreements	17,182	1,688	58,359	9,785
Advances to employees	563	585	929	585
	17,745	**2,273**	**59,288**	**10,370**

42

43 12. Tax credits The credits arise from temporary differences (relating to provisions on credit operations, provision under civil and labor actions, mark to market of securities classified as available for sale, tax loss and negative tax basis for social contribution, among others). All of these credits are estimated to be realized until 2031. The present value of tax credits was calculated based on the average rate of Interbank deposits certificates estimated for the corresponding periods, CDI of 5.90% p.a. (2020: CDI of 2.39% p.a.). Parent Company 12/31/2021 Deferral base items Credit base – IRPJ Credit base - CSLL Tax credit balance Temporary differences: Provision for expected losses associated with credit risk 438,554 438,554 195,882 Provision on civil, tax and labor shares 21,682 21,682 9,720 Tax loss 211,010 201,739 93,100 Mark to market 423,560 423,560 190,602 Hedge transactions 69,291 69,291 31,181 Various temporary differences 2,921 2,921 1,251 Base of calculation to rate of 25% for IR and 20% for CSLL 1,167,018 1,157,747 521,736 Base of calculation to rate of 25% for IR and 20% for CSLL 1,167,018 1,157,747 521,736 Rate 25% 20% Current deferred tax credit 291,754 229,983 521,737 Total deferred tax credit 291,754 229,983 521,736 Movement of tax credits 821,875 812,604 366,402 Tax credits as of December 31, 2020 345,143 345,143 155,334 Constitution for the period 1,713,254 1,703,983 787,396 Performance for the period (891,379) (891,379) (420,992) Tax credits as of December 31, 2021 1,167,018 1,157,747 521,738 Tax credits as of December 31, 2020 155,334 Total Income Deferred 143,440 Total Shareholders’ Equity Deferred 222,964 Tax credits as of December 31, 2021 521,738 Current - Non-Current 521,738

Deferral base items	Parent Company 12/31/2020 Credit base - IRPJ	Credit base - CSLL	Tax credit balance
Temporary differences:			
Provision for losses associated with credit risk	148,648	148,648	66,684
Provision on civil, tax and labor shares	19,596	19,596	8,791
Tax loss	127,710	127,710	57,291
Mark to market	(1,116)	(1,116)	(501)
Hedge transactions	49,476	49,476	22,195
Various temporary differences	828	828	371
Base of calculation to rate of 25% for IR and 20%/25% for CSLL	**345,143**	**345,143**	**154,831**
Rate	25%	20%/25%	
Current deferred tax credit	**85,802**	**69,029**	**154,831**
		Current	-
		Non-Current	154,831
Movement of credits			
Tax credits as of December 31, 2019	**138,716**	**138,716**	**61,233**
Constitution for the period	279,122	279,122	125,605
Performance for the period	(72,696)	(72,696)	(32,007)
Tax credits as of December 31, 2020	**345,143**	**345,143**	**154,831**

Deferral base items	Consolidated 12/31/2021 Credit base - IRPJ	Credit base - CSLL	Tax credit balance
Temporary differences:			
Provision for expected losses associated with credit risk	438,554	438,554	195,882
Provision on civil, tax and labor shares	21,682	21,682	9,720
Tax loss	211,010	201,739	93,166
Tax loss CSLL 9%	6,411	6,411	2,180
Mark to market	424,127	424,127	190,829
Hedge transactions	69,291	69,291	31,181
Various temporary differences	2,921	2,921	1,251
Base of calculation to rate of 25% for IR and 20% for CSLL	**1,173,996**	**1,164,725**	**524,209**
Base of calculation to rate of 25% for IR and 20% for CSLL	**1,167,018**	**1,157,747**	
Rate	25%	20%	
Current deferred tax credit	**291,788**	**230,016**	**521,804**
Base of calculation to rate of 25% for IR and 9% for CSLL	**6,410**	**6,410**	
Rate	25%	9%	
Current deferred tax credit	**1603**	**577**	**2,180**
Base of calculation to rate of 15% for CSLL	**567**	**567**	**1,134**
Rate	25%	15%	
Current deferred tax credit	**142**	**85**	**227**
Total deferred tax credit	**293,533**	**230,678**	**524,211**
Movement of tax credits	**825,504**	**816,233**	**367,827**
Tax credits as of December 31, 2020	**348,491**	**348,491**	**156,383**
Constitution for the period	1,728,411	1,719,140	793,881
Performance for the period	(902,906)	(902,906)	(426,054)
Reclassification of deferred liabilities			
Tax credits as of December 31, 2021	**1,173,996**	**1,164,725**	**524,210**
Tax credits as of December 31, 2020			**156,383**
Total Income Deferred			144,593
Total Shareholders' Equity Deferred			223,234
Tax credits as of December 31, 2021			**524,210**
		Current	-
		Non-Current	524,210

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Deferral base items	Consolidated 12/31/2020 Credit base - IRPJ	Credit base - CSLL	Tax credit balance
Temporary differences:			
Provision for losses associated with credit risk	148,648	148,648	66,684
Provision on civil, tax and labor shares	19,596	19,596	8,791
Tax loss	131,060	131,060	58,794
Mark to market	(1,116)	(1,116)	(501)
Hedge transactions	49,476	49,476	22,195
Various temporary differences	828	828	371
Base of calculation to rate of 25% for IR and 20% for CSLL	**348,943**	**348,943**	**156,334**
Rate	25%	20%	
Current deferred tax credit	**86,636**	**69,699**	**156,335**
		Current	-
		Non-Current	156,335
Movement of credits			
Tax credits as of December 31, 2019	**139,021**	**139,021**	**61,370**
Constitution for the period	282,165	282,165	127,624
Performance for the period	(72,696)	(72,696)	(32,611)
Tax credits as of December 31, 2020	**349,491**	**349,491**	**156,383**

The expectation of realization of the tax credits constituted is supported by a study on the realization of the tax credit, as shown below:

	Parent Company 12/31/2021							
	Deferred credit basis		IR		Deferred credit basis CSLL		CSLL	
Period	**Credit Basis**	**Current Amount**	**Credit Amount**	**Current Amount**	**Credit Basis**	**Current Amount**	**Credit Amount**	**Current Amount**
2022	597,039	538,759	163,248	147,313	647,805	584,570	128,685	116,123
2023	114,300	100,021	31,253	28,202	124,019	108,526	24,636	22,231
2024	70,150	59,067	19,181	17,309	76,115	64,090	15,120	13,644
2025	104,559	83,134	28,590	25,799	113,450	90,203	22,536	20,337
2026	118,492	118,492	32,399	29,237	128,568	96,527	25,540	23,047
2027 to 2031	62,478	37,317	17,084	15,416	67,791	40,490	13,466	12,152
Grand Total	**1,067,018**	**936,791**	**291,755**	**263,275**	**1,157,747**	**984,406**	**229,983**	**207,533**

	Parent Company 12/31/2020							
	Deferred credit basis		IR		CSLL		Total	
Period	**Credit Basis**	**Current Amount**	**Credit Amount**	**Current Amount**	**Credit Amount**	**Current Amount**	**Credit Amount**	**Current Amount**
2021	107,395	106,469	26,699	26,468	21,479	21,294	48,178	47,762
2022	99,827	96,399	24,817	24,019	19,965	19,280	44,783	43,299
2023	66,718	65,316	16,586	16,349	13,344	13,063	29,930	29,412
2024	67,799	65,627	16,855	16,427	13,560	13,125	30,415	29,552
2025	3,403	3,294	846	844	681	659	1,527	1,502
Grand Total	**345,143**	**337,106**	**85,803**	**84,107**	**69,029**	**67,421**	**154,831**	**151,528**

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Period	Consolidated 12/31/2021 Deferred credit basis		IR		Deferred credit basis		CSLL	
	Credit Basis	Current Amount	Credit Amount	Current Amount	Credit Basis	Current Amount	Credit Amount	Current Amount
2022	657,006	592,872	164,251	148,218	651,818	588,191	129,065	116,466
2023	125,780	110,067	31,445	28,376	124,787	109,198	24,709	22,297
2024	77,196	65,000	19,299	17,415	76,586	64,487	15,165	13,684
2025	115,061	91,484	28,765	25,957	114,152	90,762	22,603	20,397
2026	130,394	97,898	32,598	29,416	129,364	97,125	25,615	23,115
2027 to 2031	68,754	41,066	17,188	15,511	68,211	40,741	13,506	12,188
Grand Total	**1,174,190**	**998,387**	**293,547**	**264,893**	**1,164,919**	**990,504**	**230,663**	**208,146**

Period	Consolidated 12/31/2020 Deferred credit basis		IR		CSLL		Total	
	Credit Basis	Current Amount	Credit Amount	Current Amount	Credit Amount	Current Amount	Credit Amount	Current Amount
2021	107,395	106,469	26,699	26,468	21,479	21,294	48,178	47,762
2022	103,177	103,177	25,694	25,650	20,635	20,635	46,330	46,286
2023	66,718	65,316	16,586	16,349	13,344	13,063	29,930	29,412
2024	67,799	65,627	16,855	16,427	13,560	13,125	30,415	29,552
2025	3,403	3,294	846	844	681	659	1,531	1,502
Grand Total	**348,493**	**343,884**	**86,680**	**85,738**	**69,699**	**68,777**	**156,383**	**154,515**

a. Activated tax credits

Provisional Measure No. 1,034/21 increased the Social Contribution on Net Profit rate by 5%, going to 25% for the banking industry, in the period from July to December 2021. As a result, the tax credit over temporary provisions for losses related to credit risks has been updated as well as the consolidation of new credits to increase the assets on December 31, 2021, in the amount of R$5,716, calculated over amounts to be deductible within the period said increased rate will be in force, according to the sole paragraph of article 10 of CMN Resolution No. 4.842/20. Notwithstanding, with the cancellation of the effectiveness of said legislation, the tax credits related to the CSLL rate increase were cleared on December 31, 2021, therefore found in the expected rate.

b. Study on the realization of the tax credit

As Inter is not complying with Article 4, main heading, of the Brazilian Monetary Council (CMN) Resolution No. 4842/20 concerning tax credits, it has been filed with the Central Bank of Brazil a pleading to release it from having to comply with the item II, article 4 of said Resolution for the purposes of the base date of December 31, 2021, based on studies recognizing the tax credits and as provided by the paragraph 40 of the same article. The pleading was accepted by the regulating agency on February 15, 2022.

46

13. Other assets

	Parent Company		Consolidated	
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Goods not for own use (a)				
Goods not for own use	149,746	129,994	149,746	129,995
Others	-	-	2,961	-
	149,746	**129,994**	**152,707**	**129,995**
Early expenses (b)				
Discount on placement of securities	-	28	-	28
Other early expenses	159,095	66,951	160,825	73,870
	159,095	**66,979**	**160,825**	**73,898**
Total	**308,841**	**196,974**	**313,532**	**203,894**
Current	**282,059**	**170,192**	**286,750**	**177,112**
Non-current	**26,782**	**27,782**	**26,782**	**26,782**

(a) The goods not for own use corresponding to properties received in donation for payment of loans and consolidations. Whenever applicable, the devaluation of these properties occurs based on assessment reports from specialized companies contracted by the Management.

(b) The balance from other anticipated expenses includes records of payments of expenses issuing and preparing cards involving providing economic benefits to Inter for subsequent periods.

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14. Investments

a. Composition of the investments

The result of equity pickup from investments in subsidiaries and affiliate companies, disclosed in the individual financial information of parent company, is as follows:

Subsidiaries	Field of activity	Number of Shares or Quotas Held		Interest in capital (%)	
		Common Shares and/or Quotas	Preferred Shares	12/31/2021	12/31/2020
Inter Digital Corretora e Consultoria de Seguros Ltda.	Insurance broker	59,750	-	60.0%	60.0%
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	TVM Distributor	24,583,333	-	98.3%	98.3%
Inter Marketplace Ltda.	Provision of services	4,999,999	-	99.9%	99.9%
Inter Asset Holding S.A.	Resource manager	267,074,209	-	70.0%	0.0%
Acerto Cobrança e Informações	Collection	100,000,000,000	-	60.0%	0.0%
IM Designs Desenvolvimento de Software Ltda.	Provision of services	100,000,000	-	50.0%	0.0%

Affiliate Entities	Field of activity	Number of Shares or Quotas Held		Interest in capital (%)	
		Common Shares and/or Quotas	Preferred Shares	12/31/2021	12/31/2020
Granito Soluções em Pagamento S.A.	Acquiror	19,042,315	-	45.0%	0.0%

Consolidated Funds	Field of activity	Number of Shares or Quotas Held		Interest in capital (%)	
		Common Shares and/or Quotas	Preferred Shares	12/31/2021	12/31/2021
BMA Inter Fundo De Investimento Em Direitos Creditórios Multissetorial	Investment Fund	349,494,000	-	90.0%	81.2%
Inter Titulos Fundo de Investimento	Investment Fund	489,302	-	97.9%	96.5%
TBI Fundo De Investimento Renda Fixa Credito Privado	Investment Fund	388,157,511	-	100.0%	100.0%
TBI Fundo de Investimento Multimercado Crédito Privado Investimento no exterior	Investment Fund	443,689,064	-	100.0%	0.0%

48

Controlled Entities	Adjusted net equity	Net Profit (Loss)	Value of Investments		Results from Equivalence			
			12/31/2021	12/31/2020	2nd. Semester 2021	12/31/2021	2nd. Semester 2020	12/31/2020
Inter Digital Corretora e Consultoria de Seguros Ltda.	54,781	64,759	32,731	21,310	20,993	38,707	12,550	17,541
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	50,565	21,222	49,722	28,815	19,050	20,869	(2,381)	(2,217)
Inter Marketplace Ltda.	139,576	118,550	139,576	21,426	71,976	118,150	16,848	16,555
Inter Asset Holding S.A.	4,050	6,831	2,835	3,114	2,294	4,783	2,508	3,323
Inter Asset Holding S.A. - Ágio por expectativa de rentabilidade futura	-	-	32,344	37,332	-	-	-	-
Acerto Cobrança e Informações	17,047	(4,025)	10,228	-	(1,330)	(2,157)	-	-
Acerto Cobrança e Informações - Ágio por expectativa de rentabilidade futura	-	-	29,996	-	-	-	-	-
IM Designs Desenvolvimento de Software Ltda.	5,572	(125)	2,786	-	(178)	(178)	-	-
IM Desings - Ágio por expectativa de rentabilidade futura	-	-	11,743	-	-	-	-	-
Total			**311,961**	**111,997**	**112,805**	**180,174**	**29,525**	**35,202**

Affiliate Entities	Adjusted net equity	Net Profit (Loss)	Value of Investments		Results from Equivalence			
			12/31/2021	12/31/2020	2nd. Semester 2021	12/31/2021	2nd. Semester 2020	12/31/2020
Granito Soluções em Pagamento S.A.	46,012	(19,475)	20,706	-	(12,657)	(8,764)	-	-
Ágio por expectativa de rentabilidade futura Granito	-	-	56,044	-	-	-	-	-
Total			**76,750**	**-**	**(12,657)**	**(8,764)**	**-**	**-**

Other Investments	Adjusted net equity	Net Profit (Loss)	Value of Investments		Results from Equivalence			
			12/31/2021	12/31/2020	2nd. Semester 2021	12/31/2021	2nd. Semester 2020	12/31/2020
Other Investments	-	-	1,151	1,105	-	-	-	-
Total	**-**	**-**	**1,151**	**1,105**	**-**	**-**	**-**	**-**

Adjustments arisen from appraisal by the method of accounting equity of investments were registered in accounts of the result, under the line "Result of participations in subsidiaries".

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b. Summarized information of the companies' subsidiaries

Subsidiaries	Total assets 12/31/2021	Total assets 12/31/2020	Shareholders' Equity 12/31/2021	Shareholders' Equity 12/31/2020	Capital Stock 12/31/2021	Capital Stock 12/31/2020
Inter Digital Corretora e Consultoria de Seguros Ltda.	124,670	81,289	54,781	35,516	100	100
Inter DTVM Ltda	368,212	75,898	50,562	29,303	25,000	25,000
Inter Marketplace Ltda.	231,051	69,383	140,295	21,426	5,000	5,000
Inter Asset Holding S.A.	7,148	5,829	4,050	3,411	1,015	455
Acerto Cobrança e Informações	18,862	-	17,047	-	21,032	-
IM Desings Desenvolvimento de Software S.A.	6,145	-	5,572	-	5,138	-

c. Changes in investments

The details for the acquisition of investments are shown in note 3(a).

	Parent Company								
	Initial balance on 01/01/2021	Investment Acquisition	Shareholders' Equity Result	Amortization of goodwill	Distribution of dividends	Mirror equity valuation adjustment (a)	ORA	Final Balance on 12/31/2021	12/31/2020
Inter Digital Corretora e Consultoria de Seguros Ltda.	21,310	-	38,857	-	(21,551)	(5,885)	-	32,731	21,310
Inter DTVM Ltda.	28,815	-	20,869	-	-	-	38	49,722	28,815
Inter Marketplace Ltda.	21,426	-	118,153	-	-	-	-	139,576	21,426
Inter Asset Holding S.A.	3,114	-	4,783	-	(5,062)	-	-	2,835	3,114
Acerto Cobrança e informações	-	12,644	(2,416)	-	(259)	-	-	10,228	-
Granito Soluções em Pagamento S.A.	-	29,469	(8,496)	-	-	-	-	20,705	-
IM Desings Desenvolvimento de Software S.A.	-	2,964	(62)			-		2,786	-
Goodwill per future expected profitability	37,332	104,610	-	(11,814)	-	-	-	130,128	37,332
Other investments	1,105	46	-	-	-	-	-	1,151	1,105
Total	**113,102**	**149,733**	**171,688**	**(11,814)**	**(26,872)**	**(5,885)**	**38**	**389,862**	**113,102**

(a) This is a shareholders' equity valuation adjustment reflected on the investment balance of the Parent Company, per transaction of quota repurchase per subsidiary.

	Parent Company					
	Initial balance on 01/01/2020	Investment Acquisition	Shareholders' Equity Result	Investments Write-off	ORA	Final Balance on 12/31/2020
Inter Digital Corretora e Consultoria de Seguros Ltda.	3,769	-	17,541	-	-	21,310
Inter DTVM Ltda	31,066	-	(2,217)	-	(34)	28,815
Inter Asset Ltda.	4,861	-	41	(4,902)	-	-
Inter Marketplace Ltda.	4,870	-	16,555	-	-	21,425
Matriz Participações S.A.	-	(209)	3,323	-	-	3,114
Goodwill	-	38,963	-	-	(1,631)	37,332
Other investments	1,105	-	-	-	-	1,105
	45,671	**38,754**	**35,244**	**(4,902)**	**(1,665)**	**113,102**

	Consolidated							
	Initial Balance	Investment Acquisition	Shareholders' Equity Result	Amortization of goodwill	Distribution of dividends	ORA	12/31/2021	12/31/2020
Granito Soluções em Pagamento S.A.	-	29,469	(8,764)	-	-	-	20,705	-
Goodwill from expectation of future - Granito	-	60,588	-	(4,544)	-	-	56,044	-
Other investments	1,105	47	-	-	-	-	1,152	-
Total	**1,105**	**90,104**	**(8,764)**	**(4,544)**	**-**	**-**	**77,901**	**-**

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15. Intangible assets and goodwill

a. Composition of the intangible asset

		Parent Company					
		12/31/2021			12/31/2020		
	Average amortization rate (p.a.)	Historical Cost	(Accrued Amortization)	Net amount	Historical Cost	(Accrued Amortization)	Net amount
Right of Use (a)	20%	124,484	(78,512)	45,972	67,733	(43,386)	24,347
Development costs (b)	10%	124,508	(13,585)	110,923	74,407	(5,263)	69,144
Client portfolio	20%	9,341	(3,739)	5,602	9,341	-	9,341
Intangibles under development	-	134,792	-	134,792	70,760	-	70,760
Total Intangible Asset		**393,125**	**(95,836)**	**297,289**	**222,241**	**(48,649)**	**173,592**

		Consolidated					
		12/31/2021			12/31/2020		
	Average amortization rate (p.a.)	Historical Cost	(Accrued Amortization)	Net amount	Historical Cost	(Accrued Amortization)	Net amount
Right of Use (a)	20%	129,231	(82,083)	47,148	73,379	(43,890)	29,489
Development costs (b)	10%	129,948	(14,531)	115,417	74,407	(5,263)	69,144
Client portfolio	20%	9,341	(3,739)	5,602	9,341	-	9,341
Goodwill from expectation of future	8%	90.569	(9,213)	81,356	38,963	(1,631)	37,332
Intangibles under development	-	171,633	-	171,633	79,208	-	79,208
Total Intangible Asset		**530,722**	**(109,566)**	**421,156**	**275,298**	**(50,784)**	**224,514**

(a) Right to use: software and licenses acquired from third parties and used to render information processing services for Inter.

(b) Development costs refer to expenses developing new products or services to add to Inter's revenue.

b. Changes in the intangible asset

	Parent Company						
		Historical cost			Amortization		
	12/31/2020	Add	Write-off	Transfers	Add	Write-off	12/31/2021
Right of Use (a)	24,347	96,753	(40,002)	-	(75,085)	39,959	45,972
Development costs (b)	69,144	3,435	-	46,666	(8,322)	-	110,923
Client portfolio	9,341	-	-	-	(3,739)	-	5,602
Intangibles under development	70,760	117,137	(6,439)	(46,666)	-	-	134,792
Total intangible	**173,592**	**217,325**	**(46,441)**	**-**	**(87,146)**	**39,959**	**297,289**

	Consolidated						
		Historical cost			Amortization		
	12/31/2020	Add	Write-off	Transfers	Add	Write-off	12/31/2021
Right of Use (a)	29,489	99,486	(40,284)	(3,350)	(78,155)	39,962	47,148
Development costs (b)	69,144	3,903	-	51,638	(9,268)	-	115,417
Client portfolio	9,341	-	-	-	(3,739)	-	5,602
Goodwill from expectation of future (c)	37,332	51,606	-	-	(7,582)	-	81,356
Intangibles under development	79,208	148,176	(7,463)	(48,288)	-	-	171,633
Total intangible	**224,514**	**303,171**	**(47,747)**	**-**	**(98,744)**	**40,073**	**421,156**

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16. Deposits and fund from acceptance and issuance of securities

a. Deposits

	Parent Company					
	1 to 30 days	31 to 180 days	181 to 360 days	Over de 360 days	Total on 12/31/2021	Total on 12/31/2020
Demand deposits	10,019,395	-	-	-	10,019,395	6,744,941
Savings deposits	1,230,039	-	-	-	1,230,039	887,666
Time deposits	54,767	391,618	686,586	6,024,446	7,157,418	4,892,626
Interbank Deposits	-	128,126	-	-	128,125	-
Grand Total	**11,304,201**	**519,744**	**686,586**	**6,024,446**	**18,534,977**	**12,525,233**
				Current	**12,510,531**	**8,310,650**
				Non-current	**6,024,446**	**4,214,583**

	Consolidated					
	1 to 30 days	31 to 180 days	181 to 360 days	Over 360 days	Total on 12/31/2021	Total on 12/31/2020
Demand deposits	9,932,959	-	-	-	9,932,959	6,703,356
Savings deposits	1,230,039	-	-	-	1,230,039	887,666
Time deposits	54,767	391,618	686,586	5,789,090	6,922,061	4,826,706
Interbank Deposits	-	128,125	-	-	128,125	-
Grand Total	**11,217,765**	**519,743**	**686,586**	**5,789,090**	**18,213,184**	**12,417,728**
				Current	**12,424,094**	**8,269,065**
				Non-current	**5,789,090**	**4,148,663**

b. Fund from acceptance and issuance of securities

	Parent Company					
	1 to 30 days	31 to 180 days	181 to 360 days	Over 360 days	Total on 12/31/2021	Total on 12/31/2020
Real Estate Credit Notes	32,851	211,771	210,734	3,140,748	3,596,104	1,730,316
Financial Notes	-	-	-	2,090	2,090	-
Grand Total	**32,851**	**211,771**	**210,734**	**3,142,838**	**3,598,194**	**1,730,316**
				Current	**455,356**	**587,376**
				Non-current	**3,142,838**	**1,142,940**

	Consolidated					
	1 to 30 days	31 to 180 days	181 to 360 days	Over 360 days	Total on 12/31/2021	Total on 12/31/2020
Real Estate Credit Notes	32,851	185,670	210,734	3,117,683	3,546,938	1,729,436
Financial Notes	-	-	-	25,155	25,155	-
Grand Total	**32,851**	**185,670**	**210,734**	**3,142,838**	**3,572,093**	**1,729,436**
				Current	**429,255**	**586,496**
				Non-current	**3,142,838**	**1,142,940**

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c. Expenses with market funding operations

	Parent Company		
	2nd semester of 2021	12/31/2021	12/31/2020
Funding expenses			
Interbank Deposits	(7,009)	(8,022)	(234)
Saving deposits expense	(18,736)	(25,640)	(8,745)
Time deposits	(237,313)	(319,414)	(99,057)
Secured Property Bonds	-	-	(342)
Real Estate Credit Notes	(131,723)	(184,219)	(71,644)
Total	**(394,781)**	**(537,295)**	**(180,022)**
Expenses with obligations per transaction			
Financial Bonds	(1,006)	(1,006)	(151)
Total	**(1,006)**	**(1,006)**	**(151)**
Total expenses with market funding	**(395,787)**	**(538,301)**	**(180,172)**

	Consolidated		
	2nd semester of 2021	12/31/2021	12/31/2020
Funding expenses			
Interbank Deposits	(7,009)	(8,022)	(234)
Saving deposits expense	(18,736)	(25,640)	(8,745)
Time deposits	(238,162)	(320,263)	(98,376)
Secured Property Bonds	-	-	(342)
Real Estate Credit Notes	(131,184)	(182,713)	(71,644)
Total	**(395,091)**	**(536,638)**	**(179,341)**
Expenses with obligations per transaction			
Financial Bonds	(1,006)	(1,006)	(151)
Total	**(1,006)**	**(1,006)**	**(151)**
Total expenses with market funding	**(396,097)**	**(537,644)**	**(179,491)**

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17. Other liabilities

	Parent Company		Consolidated	
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Taxes due	41,454	19,977	54,777	28,636
Several Payments (a)	383,386	263,541	445,559	307,135
Provision for income tax and social contribution	-	-	23,616	1,861
Dividends / Interest on payable equity	11	7	11	7
Exchange transactions	1,212	119	1,212	119
Creditors for resources to be released (b)	152,825	67,048	153,860	67,048
Amounts payable to related companies (c)	29,653	13,223	-	-
Payable assignments (d)	41,000	-	41,000	-
Other obligations	2,423	3,769	29,844	18,794
Result for future years (e)	-	-	57,408	38,867
Total	**651,964**	**367,685**	**807,287**	**462,468**
Current	**651,964**	**367,685**	**692,827**	**427,101**
Non-current	**-**	**-**	**114,460**	**35,367**

(a) Various payments

	Parent Company		Consolidated	
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Administrative check	7	4,234	7	4,235
Provisions for benefits and labor charges	67,803	20,490	72,728	21,518
Various creditors / Suppliers	253,990	163,057	294,839	204,448
Payments to be processed	43,544	46,729	50,439	44,831
Agreements	338	29,030	9,842	29,565
Financings to be released	17,704	-	17,704	2,638
	383,386	**263,541**	**445,559**	**307,135**

(b) The balance of creditors for funds to release is represented by amounts to be released to clients regarding real estate credit transactions awaiting the registration of said real estate property.

(c) They refer to amounts paid in the subsidiaries and due to Inter.

(d) The balance is comprised by the obligation assumed resulting from the credit assignment after agreement signed with True Securitizadora.

(e) The balance is mostly comprised by the received amounts not yet recognized in the period result and resulting from the exclusivity agreements for insurance products traded by Inter and signed between Inter Digital Corretora e Consultoria de Seguros Ltda. ("Inter Seguros") and Liberty Seguros.

18. Transactions with related parties

	Parent (a)		Affiliates (b)		Key Management Personnel (c)		Other related parties (d)		Total	
	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Assets										
Credit operations	13,485	9	98,991	30,015	18,087	2,615	78,841	134,626	209,404	167,265
Securities and securities	-	-	26,101	880	-	-	-	-	26,101	880
Liabilities										
Spot deposits	-	(30)	-	(48,423)	(413)	(2,287)	(621)	(5,393)	(1,035)	(56,133)
Term deposits	(155)	(22,471)	(25,657)	(116,955)	(4,110)	(37,816)	(96,371)	(224,553)	(126,293)	(401,795)
Other liabilities	-	-	(32,339)	(13,223)	-	-	-	-	(32,339)	(13,223)

	Parent (a)		Affiliates (b)		Key Management Personnel (c)		Other related parties (d)		Total	
	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Income from credit operations	-	-	(7,163)	138	-	-	-	-	(7,163)	138
Expenses of financial intermediation	(14)	(2,503)	(799)	(3,016)	(215)	(2,181)	(514)	(15,954)	(1,542)	(23,654)
Other administrativcas expenses	-	-	-	-	-	-	-	(474) (1,085)	-	(1,085)
Other operating expenses	-	-	(180,352)	(26,719)	-	-	-	-	(180,352)	(26,719)

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55 (a) any individuals or legal entities controlling Inter; (b) any legal entities controlled by Inter; (c) any officer, advisor, member of the tax board; (d) any close relatives from key personnel in the management or from the subsidiaries; Inter made two operations of working capital with one of its subsidiaries, Inter Distribuidora de Títulos e Valores Mobiliários Ltda. (IDTVM), with a rate lower than the other transactions made by the Bank with its clients. The average rate applied on the “post-domicile” (‘pós domicílio’) working capital transactions is approximately of 0,5% a.m. plus the monthly CDI. The loan made between IDTVM and Banco Inter S.A. was agreed at a rate of 110% and 120% of the monthly CDI, since these are short-term operations, the first maturing on December 22, 2021 and the second on June 20, 2022, each payable in a single installment. The fund raising via deposits with related parties correspond to post-fixed CDBs and LCIs, and are made under conditions and rates compatible with the average used for third-parties, when applicable, in force on the operations date, with an average term of 16 to 20 months and average rates of 99% to 102% of CDI. Inter owns LOGCP Inter Fundo de Investimento Imobiliário REIT shares. On December 31, 2021, the market value of this investment was R$55,433. Inter has also investment in Debentures issued by Log Commercial Properties e Participations S.A. in the amount of R$50.000, with maturity in 2024. Such investment is subject to an income at the rate of 116,50% of DI. On September 31, 2021, Inter had a balance of credit operations with MRV in the amount of R$243.648. Such operations qualify in the modality of “risk-payee”, where the suppliers of MRV make credit advances with Inter. The rate used for such operations is from 0,8% to 1,95% p.m. and the average term is of 30 days. a. Remuneration of Bank Managers The remuneration of Managers of Inter is paid in full by Inter S.A., without the respective refund. Inter has a share option plan for its Managers. Further information on the plan are detailed in note No. 23. The remuneration of Managers of Inter S.A, for the period ended on December 31, 2021 is shown in accompanying note No. 23 under the line fees of the executive board and of the board of directors ad referendum to the Annual General Meeting.

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19. Income tax and social contribution

Expenses with income tax and social contribution are shown as follows:

	Parent – 2nd. Semester 2021 Income Tax	2nd. Semester 2021 Social contribution	12/31/2021 Income Tax	12/31/2021 Social contribution	12/31/2020 Income Tax	12/31/2020 Social contribution
Profit (Loss) before income tax and social contribution	(55,999)	(55,999)	(108,815)	(108,815)	(73,525)	(73,525)
Net additions (exclusions):						
Interest on equity	-	-	(41,492)	(41,492)	(39,951)	(39,951)
Equity	(100,501)	(100,501)	(171,856)	(171,856)	(35,034)	(35,034)
Provision for expected losses associated with net credit risk	127,337	127,337	239,615	239,615	48,277	48,277
Provisions for contingencies	164	164	2,086	2,086	2,038	2,038
Hedge	(2,628)	(2,628)	19,815	19,815	53,368	53,368
Market pricing of securities	17,607	17,607	38,867	38,867	26,413	26,413
Cost of issuing shares	(81)	(81)	(110,772)	(110,772)	(60,599)	(60,599)
Other, net	44,041	53,312	49,252	58,523	3,105	3,105
Calculation basis (before tax loss compensation)	29,940	39,211	(83,300)	(74,029)	(75,909)	(75,909)
Deduction 30% tax loss	-	-	-	-	-	-
Calculation Base	**29,940**	**39,211**	**(83,300)**	**(74,029)**	**(75,909)**	**(75,909)**
Effective rate	-	-		-	-	-
Additional rate (10%)	-	-	-	-	-	-
Tax incentives	-	-	-	-	-	-
Deferred IRPJ and CSLL	40,332	25,771	80,951	62,489	37,140	29,189
Income tax expense and social contribution	**40,332**	**25,771**	**80,951**	**62,489**	**37,140**	**29,189**
Provision for income tax		-		-		-
Provision for social contribution		-		-		-
Deferred tax assets with effect on income		66,103		143,440		66,329
Total income tax and social contribution		**66,103**		**143,440**		**66,329**
Deferred tax assets with effect on shareholders' equity		174,158		223,466		-

	Consolidated – 2nd. Semester 2021 Income Tax	2nd. Semester 2021 Social Contribution	12/31/2021 Income Tax	12/31/2021 Social Contribution	12/31/2020 Income Tax	12/31/2020 Social Contribution
Real Profit Calculation						
Profit (Loss) before income tax and social contribution	(28,083)	(28,083)	(80,393)	(80,393)	(77,282)	(77,282)
Net additions (exclusions):						
Interest on equity	-	-	(41,492)	(41,492)	(39,951)	(39,951)
Equity	(100,501)	(100,501)	(171,856)	(171,856)	(35,034)	(35,034)
Provision for expected losses associated with net credit risk	127,337	127,337	239,615	239,615	48,277	48,277
Provisions for contingencies	164	164	2,086	2,086	2,038	2,038
Hedge	(2,628)	(2,628)	19,815	19,815	53,368	53,368
Market pricing of securities	18,174	17,607	39,434	38,867	26,413	26,413
Cost of issuing shares	(81)	(81)	(110,772)	(110,772)	(60,599)	(60,599)
Other, net	44,041	53,312	49,252	58,523	3,105	3,105
Calculation base	**58,423**	**67,127**	**(54,311)**	**(45,607)**	**(79,666)**	**(79,666)**
Deduction 30% tax loss	(3,001)	(3,001)	(3,757)	(3,757)	-	-
Actual profit and calculation basis	**55,422**	**64,126**	**(58,068)**	**(49,364)**	**(79,666)**	**(79,666)**
Calculation Presumed Profit						
Service revenue	200,146	200,146	338,590	338,590	118,950	118,950
Presumed profit (32%)	64,047	64,047	108,349	108,349	38,064	38,064
Other revenues	4,028	4,028	5,960	5,960	886	886
Calculation base	68,075	68,075	114,309	114,309	38,950	38,950
Effective rate	(14,319)	(10,523)	(21,684)	(14,950)	(5,843)	(3,506)
Additional rate (10%)	(9,966)	-	(14,539)	-	(3,817)	-
Tax incentives / Legal deductions	177	-	188	-	-	-
Deferred IRPJ and CSLL	40,593	25,954	81,921	62,672	38,080	29,752
Income tax expense and social contribution	**16,485**	**15,431**	**45,886**	**47,722**	**28,420**	**26,246**
Provision for income tax		(24,109)		(36,035)		(9,660)
Provision for social contribution		(10,522)		(14,950)		(3,506)
Deferred tax assets with effect on income		66,547		144,593		67,831
Total income tax and social contribution in profit or loss		**31,916**		**93,608**		**54,665**
Deferred tax assets with effect on shareholders' equity		(49,308)		-		-

20. Shareholder's equity

a. Capital stock

On December 31, 2021, the capital stock is R$8.655.705, totally subscribed and paid up, comprised of 2.578.603.643 registered shares, of which 1.293.373.691 are common shares and 1.285.229.952 are preferred shares, all with no par value.

On May 20, 2021, the Central Bank of Brazil approved the resolution taken in the Extraordinary Annual General Meeting held on April 28, 2021 to split the shares. Therefore, all the

56

57 representative shares from the capital stock, nominative and without par value, were split in three (3) shares of the same type. The result is that all the shareholders received two (2) new shares for each one (1) share of the same type they were holders of. After the splitting, Inter's capital stock is now comprised of 2,293,333,935 shares, 1,150,356,087 of them common and the other 1,142,977,848 preferred ones. The result is that all the shareholders received on the base data two (2) new shares for each one (1) share of the same type they were holders of. On June 24, 2021, 143,017,604 common shares and 142,252,104 preferred ones were allocated, including those underlying the units, within the scope of the primary offering with restricted efforts, amounting to R$ 5.5 billion. b. Legal reserve It is created based on 5% of the net profit ascertained, limited to 20% of the capital stock. c. Profits reserve Under the prior semesters, after the creation of the Legal Reserve, Management of Inter has elected to use the remaining balance of profits to create a Profit Reserve. d. Dividends and interest on equity Inter adopted a policy of capital income distributed as interest on equity, in the maximum amount calculated in accordance with the applicable legislation, which shall be included, net of Withholding Income Tax, in the calculation of mandatory dividends for the year, as provided for in the Bylaws and in art. 202 of Law No. 6.404/1976. The use of income for the periods ended December 31, 2021 and 2020 are shown below: On March 15, 2021, it was approved by the Board of Directors the proposal of the Board Executive Officers for payment of Interest on equity, in the amount of R$10.373 paid in the first semester of 2021. On June 30, 2021, it was approved by the board of directors the proposal of the Board Executive Officers for payment of Interest on equity, in the amount of R$31.081, which provides for the payment in the month of August 2021. Besides, the distribution of Interest on Equity approved by the Management was paid making use of the reserve in the current fiscal year. e. Shares in treasury 12/31/2021 12/31/2020 Net Profit (Loss) 34,625 (7,197) Legal Reserve 1,731 - JSCP paid and/or provisioned dividends - (39,950) Constitution/ statutory reserve reversion 32,894 47,147

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On June 31, 2021, the balance of treasury shares totals the amount of R$36.670 (December 31, 2020: R$117.521), of which 2.347.560 are common shares and 1.114.020 are preferred shares, totaling 3.461.580 shares.

During the quarter ended March 31, 2021, treasury shares were sold, and the amount received was recognized as increase in the shareholders' equity, and the gain or loss resulting from the transaction is shown as capital reserve. The net effect of such dispositions was R$7.039.

f. Other comprehensive results

The balance in other comprehensive income of Inter is R$(249,251) (December 31, 2020: R$37,056). The amount corresponds to a change in the marketable securities market available for sale.

g. Result per share

	Basic Result		Diluted Result	
	12/31/2021	**12/31/2020**	**12/31/2021**	**12/31/2020**
Outstanding Shares	2,577,489,623	760,739,345	2,577,489,623	760,739,345
Effect of the average period on outstanding shares	(16.662.097)	(25,006,784)	(16,662,097)	(25,006,784)
Effect of treasury shares	3,461,580	3,705,300	3,461,580	3,705,300
Effects of share option plans to be exercised	-	-	11,974,976	1,340,544
Weighted average of outstanding shares	**2,564,289,106**	**739,437,861**	**2,576,264,082**	**740,778,405**

	Parent Company		
	2nd Semester of 2021	**12/31/2021**	**12/31/2020**
Net Profit (Loss) attributable to the shareholders (R$ thousand)	10,104	34,625	(7,197)
Average number of shares	2,564,289,106	2,564,289,106	739,437,861
Basic result per share (R$)	0.003941	0.01350	(0.00281)
Diluted result per share (R$)	0.003922	0.01344	(0.00279)

h. Participation of non-controlling shareholders

Inter has participations in companies from the sectors of insurance broker, fund management, collections, provision of service, distribution of marketable securities and investments funds, retaining substantially its economic risks and benefits. As a result, the consolidation of financial information for December 31, 2021 provides the amount of R$74,165 (December 31, 2020: R$48,580) referring to the participation of non-controlling shareholders in Inter.

21. Provisions, contingent assets and liabilities and legal, tax and social security obligations

a. Contingent assets

Contingent assets are not accounted for by Inter, since they refer to a possible asset resulting from past events, and the existence of which shall be confirmed only upon the occurrence or not of one or more future unforeseen events not totally under the control of Inter.

b. Provisions classified as probable losses and legal obligations – Tax and social security

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Inter is party in legal proceedings of labor, civil and fiscal nature, arising in the ordinary course of its activities. The provisions for contingencies are estimated taking into account the opinion of legal counsels, the nature of the actions, similarity of prior actions, the complexity and understanding of the courts, whenever the loss has been evaluated as probable.

Management understands that the provision recorded is sufficient to deal with the losses deriving from related proceedings. See movement on balances under item "b.1".

The liability related to the legal obligation discussed in court is held until the definitive favorable decision of the action, for which no appeals may be filed or after it is time barred.

b1. Movement of provisions and classification by nature

Nature	Labor	Civil	Tax	Total
Balance as of June 30, 2021	**3,289**	**18,230**	**-**	**21,519**
Constitutions/updates	703	9,121	**-**	9,824
Payments	(680)	(8,981)	-	(9,661)
Balance as of December 31, 2021	**3,312**	**18,370**	**-**	**21,682**
Balance as of December 31, 2020	**3,173**	**16,423**	**1,017**	**20,613**
Constitutions/updates	1,601	17,401	-	19,002
Payments	(1,462)	(15,454)	(1,017)	(17,933)
Balance as of December 31, 2021	**3,312**	**18,370**	**-**	**21,682**
Balance as of December 31, 2019	**3,678**	**13,880**	**958**	**18,516**
Constitutions/updates	1,492	13,729	59	15,280
Payments	(1,997)	(11,186)	-	(13,183)
Balance as of December 31, 2020	**3,173**	**16,423**	**1,017**	**20,613**

c. Contingent liabilities with possible losses

c1. Contingent tax liabilities classified as possible losses

(i) Tax Income and Social Contribution on Net Income – IRPJ and CSLL

On August 30, 2013, a tax assessment notice was issued to establish tax credits for IRPJ and CSLL, relating to the calendar years 2008 to 2009, plus an ex-officio fine (qualified) of 150% and default interest, as well as to apply a separate fine of 50% on estimated amounts of IRPJ and CSLL.

The infringement notices are intended to disallow expenses incurred with the provision of services. In view of the factual situation under discussion and Inter's defense arguments, we evaluated the expected outcome as possible, but with a lower probability of loss.

The amounts updated as of December 31, 2021 are as follows:

12/31/2021						12/31/2020					
Principal	Penalty	Interest	Updated Amount	Amounts at risk	Percentage	Principal	Penalty	Interest	Updated Amount	Amounts at risk	Percentage
10,300	24,851	21,258	56,409	28,205	50%	10,300	19,892	23,082	53,274	26,637	50%
-	4,702	2,694	7,396	-	-	-	-	-	-	-	-

(ii) Contribution for Financing Social Security – COFINS

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Inter is challenging in court COFINS debts for the period 1999 to 2008, due to the understanding of the Federal Government that the financial revenue should be part of the tax base of such contribution. However, Inter has a decision rendered by the Federal Supreme Court, dated December 19, 2005, guaranteeing the right to pay COFINS based on revenue from provision of services. During the period from 1999 to 2006, Inter made a court deposit and/or made the payment of the obligation and in 2006, upon a favorable decision rendered by the Federal Supreme Court and with the express agreement of the Federal Revenue Office, conducted the released of such court deposit. Furthermore, the proof of claims on the payment of taxes was approved without challenge by the Federal Revenue Office of Brazil, on May 11, 2006.

	12/31/2021						12/31/2020					
Proceeding	Principal	Penalty	Interest	Updated Amount	Amounts at risk	Percentage	Principal	Penalty	Interest	Updated Amount	Amounts at risk	Percentage
15215.720028/2017-75	8,586	6,439	7,408	22,433	10,095	45%	1,254	251	2,553	4,058	1,826	45%
15504.729527/2014-20	11,212	8,409	14,537	34,158	15,371	45%	3,496	699	4,678	8,873	3,993	45%
35717-61.2017.4.01.3800	10,027	154,414	-	164,441	-	0%	10,027	14,889	-	24,918	-	0%
10833.000393/2010-92	1,254	251	2,600	4,105	1,437	35%	11,212	8,409	13,803	33,423	11,698	35%
15173.720047/2017-35	-	688	185	873	393	45%	1,367	273	783	2,424	1,091	45%
10680.723654/2015-41	1,367	273	834	2,474	1,113	45%	-	688	159	848	382	45%
10680.720947/2010-62	3,496	699	4,809	9,004	4,052	45%	8,586	6,439	6,846	21,871	9,842	45%
15504.726266/2018-10	9,310	6,982	6,407	22,699	10,215	45%	9,310	6,982	5,797	22,090	9,941	45%
	45,252	**178,155**	**36,780**	**260,187**	**42,676**		**45,252**	**38,630**	**34,619**	**118,505**	**38,773**	

22. Income from services provision

	Parent Company		
	2nd Semester of 2021	12/31/2021	12/31/2020
Income from Bank Tariffs (a)	22,987	42,903	35,413
Exchange income (b)	229,909	368,782	137,529
Other services	3,978	7,177	4,044
Structuring and management fees	3,388	4,861	2,252
Property registration fee	3,615	5,574	2,295
Legal entity loan registration fee	2,075	2,515	2,729
Other incomes from services provision	35	80	61
Total	**265,987**	**431,892**	**184,322**

	Consolidated		
	2nd Semester of 2021	12/31/2021	12/31/2020
Income from Bank Tariffs (a)	22,987	42,903	35,413
Exchange income (b)	229,908	368,781	137,529
Other services	4,491	7,891	68,813
Business intermediation on the Marketplace (c)	144,690	236,684	-
Incomes of collection	4,482	9,489	-
Structuring and management fees	3,388	4,861	2,252
Property registration fee	3,615	5,574	2,295
Legal entity loan registration fee	2,075	2,515	2,729
Other incomes from services provision	38	81	61
Insurance brokerage	26,787	51,986	34,087
Commission income and securities placement	27,483	38,669	14,297
Brokerage income and stock exchange transactions	4,251	7,077	5,070
Funds management	9,365	17,591	14,776
Total	**483,560**	**794,102**	**317,322**

(a) Mainly refer to tariffs and fees for clearing services and interbank fees.

(b) Revenue bound to the number of transactions made with cards issued by Inter.

(c) Said revenue is mostly comprised by take rate from sales made through our Marketplace.

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61 23. Personnel expenses Parent Company 2nd Semester of 2021 12/31/2021 31/21/2020 Salaries (114,737) (190,470) (110,420) Board of Executive Officer and Board of Directors’ fees (8,951) (18,922) (13,465) Social charges (43,725) (73,883) (34,550) Profit sharing (14,649) (21,490) (2,221) Expenses with vacation and 13th salary (27,102) (42,248) (20,391) Benefits (30,635) (51,251) (30,468) Others (5,127) (7,048) (2,118) Total (244,926) (405,312) (213,633) 24. Other administrative expenses Consolidated Consolidated 2nd Semester of 2021 12/31/2021 31/21/2020 Salaries (124,487) (207,028) (117,524) Board of Executive Officer and Board of Directors’ fees (11,189) (22,804) (15,893) Social charges (48,193) (80,899) (37,129) Profit sharing (16,491) (24,014) (2,659) Expenses with vacation and 13th salary (29,321) (45,658) (21,480) Benefits (33,171) (55,372) (32,149) Others (5,630) (7,561) (2,262) Total (268,482) (443,336) (229,096) Parent Company 2nd Semester of 2021 12/31/2021 12/31/2020 Provision of services (23,828) (42,899) (23,038) Data processing (226,913) (392,383) (183,691) Rent (16,860) (27,925) (14,909) Communication (56,378) (102,257) (81,553) Bank expenses (31,139) (65,816) (89,789) Specialized technical services (19,947) (35,926) (23,671) Advertising and publicity (82,182) (140,093) (55,263) Maintenance and conservation of assets (2,565) (4,293) (3,006) Court costs (8,979) (12,807) (5,059) Amortization (58,961) (99,406) (37,304) Depreciation (3,242) (5,382) (4,556) Others (15,115) (26,092) (18,868) Total (546,109) (955,279) (540,707)

inter

	2nd Semester of 2021	12/31/2021	12/31/2020
Provision of services	(23,992)	(43,112)	(23,231)
Data processing	(236,167)	(409,194)	(189,344)
Rent	(17,251)	(28,621)	(15,350)
Communication	(56,982)	(103,723)	(81,742)
Bank expenses	(37,828)	(82,853)	(116,401)
Specialized technical services	(24,616)	(43,196)	(24,344)
Advertising and publicity	(86,490)	(145,857)	(55,367)
Maintenance and conservation of assets	(2,663)	(4,420)	(3,060)
Court costs	(8,982)	(12,820)	(5,066)
Amortization	(61,571)	(103,091)	(39,352)
Depreciation	(3,410)	(5,657)	(2,989)
Others	(16,647)	(30,078)	(22,018)
Total	**(576,599)**	**(1,012,622)**	**(578,264)**

25. Other operating revenue

	Parent Company		
	2nd Semester of 2021	12/31/2021	12/31/2020
Recovery of charges and expenses	2,806	6,019	2,256
Revenue from portability	3,344	5,868	2,347
Assessment Tariffs	-	-	2,307
Incomes of bonds and credits receivable	838	2,062	953
Revenue from performance (a)	46,111	84,601	75,230
Revenue from exchange variation	12,101	24,666	16,130
Incomes of compulsory deposit	4,370	5,759	3,038
Other operating revenues (b)	3,746	10,448	6,178
Total	**73,316**	**139,423**	**108,439**

	Consolidated		
	2nd Semester of 2021	12/31/2021	12/31/2020
Recovery of charges and expenses	2,806	6,019	2,256
Assessment Tariffs	-	-	2,307
Revenue from portability	3,344	5,868	2,347
Incomes of bonds and credits receivable	838	2,062	953
Revenue from performance (a)	77,688	134,242	95,873
Revenue from exchange variation	12,101	24,666	16,130
Incomes of compulsory deposit	4,370	5,759	3,038
Other operating revenues (b)	12,286	19,346	6,948
Total	**113,433**	**197,962**	**129,852**

(a) Mostly comprised by (1) the results from a partnership signed between Inter and Mastercard, which provides Inter with a performance bonus as the number of cards issued increases; (2) results recognized in the period in view of the exclusivity agreement for insurance products traded by Inter and between Inter Digital Corretora e Consultoria de Seguros Ltda. ("Inter Seguros") and Liberty Seguros; and (3) revenue with the funding incentive program for new investors created by B3 (Brasil, Bolsa, Balcão), from the incentive program to brokers, with the purpose of increasing the number of investors and to make the participants actively promote investments in variable income.

(b) Mostly comprised from discounts obtained, receipts from contractual fines and commissions for mediating business.

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26. Other operating expenses

	Parent Company		
	2nd Semester of 2021	12/31/2021	12/31/2020
Discounts granted	(10,469)	(15,703)	(7,543)
Expenses with portability	(14,649)	(25,498)	(4,928)
Charge card withdrawal fee	(46,706)	(81,397)	(41,545)
Expenses with cards	(7,569)	(12,623)	(11,408)
Exchange rate expenses	(7,294)	(15,676)	(20,576)
Chargeback card	(649)	(929)	(1,254)
Remuneration of real estate sales to be transferred	(3,649)	(4,578)	(1,545)
Refund amounts(b)	(48,698)	(77,446)	(15,996)
Cashback expenses (a)	(116,654)	(192,935)	(29,338)
Other	(3,961)	(6,128)	(4,386)
Total	**(260,298)**	**(432,913)**	**(138,519)**

	Consolidated		
	2nd Semester of 2021	12/31/2021	12/31/2020
Discounts granted	(10,470)	(15,704)	(7,543)
Expenses with portability	(14,649)	(25,498)	(4,928)
Charge card withdrawal fee	(46,706)	(81,397)	(41,545)
Expenses with cards	(7,569)	(12,623)	(11,426)
Exchange rate expenses	(7,299)	(15,681)	(20,576)
Chargeback card	(649)	(929)	(1,254)
Remuneration of real estate sales to be transferred	(3,649)	(4,578)	(1,545)
Refund amounts(b)	(48,697)	(77,445)	(15,996)
Cashback expenses (a)	(152,970)	(251,642)	(59,976)
Other	(4,152)	(6,775)	(7,116)
Total	**(296,810)**	**(492,272)**	**(171,905)**

(a) Expenses related to cashback payment with transactions using credit card, pix, investments and marketplace.

(b) Mostly refer to amounts of transactions the clients have challenged and that have been reimbursed or are under the analysis of the institution.

27. Other income/expenses

	Parent Company		
	2nd Semester of 2021	12/31/2021	12/31/2020
Gain (Loss) on disposal of assets	4,058	5,836	3,130
Other capital gains (losses)	8,438	29,246	27,179
Credit assignment loss	(74,090)	(76,854)	-
Contingent assets	(9,825)	(19,002)	(14,227)
Other non-operating expenses	(290)	(574)	(781)
Total	**(71,709)**	**(61,348)**	**15,301**

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	Consolidated		
	2nd Semester of 2021	12/31/2021	12/31/2020
Gain (Loss) on disposal of assets	4.058	5.836	3.098
Other capital gains (losses)	6.597	27.422	25.391
Credit assignment loss	(74.090)	(76.854)	-
Contingent assets	(9.921)	(19.002)	(14.227)
Other non-operating expenses	(434)	(1.615)	(2.436)
Total	**(73.790)**	**(64.213)**	**11.826**

28. Share-based payment

The Share Purchase Option Plan, established under the terms of art. 168, §3, of Law No. 6.404/1976, is an initiative of the Inter's Board of Directors, through which Inter managers, executive officers and employees were granted options for the acquisition of Inter Shares, with a view to encourage performance and favor the retention of Inter managers, executive officers and employees, as their interest in Inter's capital stock shall allow them to benefit from the results to which they have contributed and to be reflected in the valorization of the price of their shares, thus forming, with the shareholders, a communion of interests.

The "Plan 2" began in 2012 and was broken down into three tranches, in 2012, 2013 and 2014, each with different vesting periods. The last exercise date was January 2021. For the 2013 and 2014 tranches, employees who did not exercise the option, that is, who were dismissed from Inter, lost the right to exercise. Once the options are exercised, the grantee may not sell, transfer or dispose of such shares, as well as those that may be acquired by the grantee as a result of bonuses, splits, subscription or any other form of acquisition, provided that such rights have elapsed for the acquirer of the shares subject to the Plan, for a minimum period of five years from the date of receipt of the first offer of shares made to them by Inter.

In 2016, the third-party Share Purchase Option Plan ("Plan 3") was launched, with vesting periods from 2017 to 2021. The options that become exercisable may be exercised by the participant within three years during the last vesting period. Employees who do not exercise the option within the term, or are dismissed from Inter, shall lose the right to exercise.

On February 05, 2018, Inter's Board of Directors approved "Plan 4" of the purchase option. On July 09, 2020, the second tranche of "Plan 4" was approved, with vesting period from January 2021 to January 2025. These options may be exercised within the period of 3 (three) years from the respective vesting periods. If not exercised within the established period, the right to the shares will automatically expire, with no right to indemnity.

The exercise price of options granted under Plans 2, 3 and the first tranche of Plan 4 is equivalent to the equity value per share at the closing of the year prior to the grant. For the second tranche of Plan 4, the exercise price is equivalent to the division by three of the result of the average prices of the Units issued by the Bank (BIDI11 – composed of 1 common share and 2 preferred shares), as determined at the closing of the past 90 (ninety) trading floors of the special trading segment of B3 S.A. – Brasil, Bolsa e Balcão.

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The rules for exercise and expiry of options are part of the plan regulation and are filed in Inter's head office.

The main characteristics of the Plans are described below (per share):

Plan	Approval	Options	Vesting	Exercise Average Price	Participants	Fiscal year Deadline
2	02/24/2012	10,196,820	Up to 5 years	R$0.21	Officers, managers and key employees	1st tranche: 12/31/2019 2nd tranche: 12/31/2020 3rd tranche: 12/31/2021
3	09/30/2016	3,528,000	Up to 5 years	R$0.26	Officers, managers and key employees	12/31/2023
4 (Tranche 1)	02/15/2018	10,904,928	Up to 5 years	R$0.25	Officers, managers and key employees	02/15/2025
4 (Tranche 2)	07/09/2020	4,992,900	Up to 5 years	R$3.60	Officers, managers and key employees	12/31/2027

Changes in the options of each plan for the quarter ended December 31, 2021, and complementary information are shown below:

Movements 12/31/2021 (Shares)

Plan	No. of Employees	Initial Balance	Granted	Prescribed/Canceled	Used	Final Balance
3	3	7,128,000	648,000	-	3,715,200	4,060,800
4 (1)	31	19,652,310	-	2,131,200	2,772,720	14,748,390
4 (2)	59	14,978,700	4,671,900	135,000	1,166,400	18,349,200
Total		**41,759,010**	**5,319,900**	**2,266,200**	**7,654,320**	**37,158,390**
Weighted average price of shares		**R$ 1.46**	**R$ 4.13**	**R$ 0.49**	**R$ 0.91**	**R$ 2.42**

Movements 12/31/2020 (Shares)

Plan	No. of Employees	Initial Balance	Granted	Prescribed/Canceled	Exercised	Final Balance
2	1	431,046	-	-	431,046	-
3	16	8,839,800	-	91,800	1,620,000	7,128,000
4 (1)	33	22,667,274	2,880,000	837,522	5,057,442	19,652,310
4 (2)	59	-	14,978,700	-	-	14,978,700
Total		**31,938,120**	**17,858,700**	**929,322**	**7,108,488**	**41,759,010**
Weighted average price of shares		**R$ 0.87**	**R$ 0.26**	**R$ 0.26**	**R$ 0.26**	**R$ 0.26**

Other Information

Plan	No. of Exercised Shares	No. of Exercisable Shares	Premium cost for the quarter	Premium cost to be recognized	Remaining period of compensation cost (in years)	Remaining contractual life (in years)
3	1,238,400	1,353,600	-	-	-	2.3
4 (1)	924,240	4,916,130	-	-	-	3.4
4 (2)	388,800	6,116,400	1,512	14,698	3.3	5.3

(*) The premium cost referring to the first tranche of the plan No. 4 is the participants' full responsibility and Inter shall not be deemed liable to pay any further costs.

The estimated impact refers to the value of premiums of options granted to employees in the financial statements based on its fair value. The fair values of programs were estimated based on the option valuation model Black & Scholes, considering the following assumptions:

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	Program				
	2(2013)	2(2014)	3(2016)	4(2018)	4(2020)
Exercise Price	0.62	0.62	0.77	0.90	10.75
Risk Free Rate	11.05%	11.15%	11.68%	9.97%	9.98%
Exercise Term (years)	8	8	7	7	7
Expected Annualized Volatility	35.06%	35.06%	60.33%	64.28%	64.28%
Fair value of the Option on the Date of Grant/Share	0.15	0.17	0.19	0.05	0.05

29. Risk Management

Risk management at Inter is defined as the set of activities and processes established to identify, assess, measure, control, mitigate and monitor risks considered material (or priority) by the Board of Directors.

In this context, risk management is performed by adopting a prospective approach, always seeking adequate understanding of the sources and primary risk factors, characteristics, interdependences and correlations existing between the risks, as well as the potential impacts on business.

The risk management at Inter seeks to maintain a risk management structure adequate to the complexity (and strategy) of Inter's activities, products and services, promoting the continuous development of processes and systems, and disseminating a culture for all organizational levels of the Bank.
Details on Inter's risk management structure are available on the website http://ri.bancointer.com.br, in the section Risk Management.

a. Liquidity risk management

Liquidity risk is defined as the possibility of Inter failing to pay its expected and unexpected obligations, current and future, including those derived from guarantees, without affecting its operations and without incurring material losses; and the possibility of Inter failing to negotiate a position at market price, due to its large size in relation to the volume usually negotiated or in view of any discontinuity in the market.

The functions of liquidity risk management encompass a set of activities and processes which take into account daily control (and monitoring) of cash positions, treasury, concentration, funding portfolio, credit portfolio, among other relevant factors associated to liquidity control.

Additionally, in order to increase the level of governance of strategic decisions, as well as to reinforce the monitoring of risks, Inter established a Committee of Assets and Liabilities which, among other duties, has effective performance in management of liquidity and market risks.

b. Market risk management

Market Risk is defined as the possibility of occurrence of losses resulting from fluctuation in the market values of positions held by Inter and its subsidiaries, including the risks of

66

67 operations subject to variations in exchange rate, interest rate, prices of shares and prices of commodities. At Inter, the market risk management seeks to support the business areas, establishing processes and implementing tools necessary for appraisal and control of related risks, allowing the measurement and monitoring of risk levels, as defined by Senior Management. The Market Risk Policy is followed and monitored by the Committee of Assets and Liabilities, and analyzes the control reports and management positions. Market risk controls allow a detailed appraisal of information, and are in constant process of improvement, aiming to provide a vision that is more consistent with the current needs of Inter and its subsidiaries. Inter and its subsidiaries have been improving the internal aspects of management and mitigation of risks. (i) Measurement Pursuant to CMN Resolution No. 4,557/2017 and Bacen Circular No. 3,354/2007, Inter, aiming at higher efficiency in the management of its operations exposed to market risk, segregates its operations, including derivative financial instruments, as follows: • Trading Book: comprised of all operations of own positions conducted for trading purposes or destined to hedge the trading book, for which there is intention to be traded prior to the contractual term, observing usual market conditions, and which do not contain clause of non-tradeability. • Banking Book: comprised of transactions not classified in the Trading Book, which main characteristic is the intention to keep these transactions until maturity. Aligned with the market best practices, Inter manages its risks dynamically, seeking to identify, measure, assess, monitor, report, control and mitigate exposures to the market risks of its own positions. One of the ways to appraise positions subject to market risk is using a Value at Risk (VaR) model. The methodology used for calculation of VaR considers a parametric model with 99% of level of trust (NC) and time horizon (HP) of 01 (one) day, escalated for 21 days. The table below shows the VaR of the group of operations recorded in the trading book and banking book and individual VaR by risk factor, both calculated with 99% of level of trust and time horizon of 21 (twenty-one) days. In thousands 12/31/2021 12/31/2020 Risk Factor VaR 21 (du) VaR 21 (du) IPCA Coupon 365,669 157,834 IGP-M Coupon 4,978 21,622 Interest Rate Coupon (TR) 36,555 1,631 Pre-fixed interest rates 41,983 20,947 Foreign currency coupon - 365 Exchange rates 80 2,011 Share Price 2,639 4,056 Others 19,278 22,845 Subtotal 471,182 231,310 Diversification Effect 91,811 45,345 Var-at-Risk 379,371 185,968

68 (ii) Fair Value Hierarchy The fair value of assets and liabilities is measured according to the levels of available information: Level 1 – uses prices quoted in active markets for identical financial instruments. A financial instrument is considered as quoted in an active market if the quoted prices are promptly and regularly available, and if these prices represent actual market transactions and which occur regularly when there is no relationship between the parties. Level 2 – uses other available information, except for those of Level 1, where prices are quoted in non-active markets or for similar assets and liabilities, or uses other available information or which may be corroborated by market information to support the appraisal of assets and liabilities. Level 3 – uses information in the definition of fair value that is not available in the market. If the market for a financial instrument is not active, Inter establishes the fair value using a valuation technique that considers internal data, but which is consistent with the economic methodologies accepted for pricing of financial instruments. Parent Company 12/31/2021 Level 1 Level 2 Level 3 Assets 13,940,828 1,775,549 12,165,279 - Liquidity financial investments 1,775,549 1,775,549 - - Marketable securities available for trading, at market value 198,230 - 198,230 - Marketable securities available for sale, at market value 11,962,752 - 11,962,752 - Derivative financial instruments 4,297 - 4,297 - Liabilities (66,472) - (66,472) - Derivative financial instruments (66,472) - (66,472) - Parent Company 12/31/2020 Level 1 Level 2 Level 3 Assets 7,852,195 2,155,043 5,697,152 - Liquidity financial investments 2,155,043 2,155,043 - - Marketable securities available for trading, at market value 205,238 - 205,238 - Marketable securities available for sale, at market value 5,464,399 - 5,464,399 - Derivative financial instruments 27,513 - 27,513 - Liabilities (56,757) - (56,757) - Derivative financial instruments (56,757) - (56,757) - Consolidate 12/31/2021 Level 1 Level 2 Level 3 Assets 13,676,533 1,765,242 11,911,267 - Liquidity financial investments 1,765,242 1,765,242 - - Marketable securities available for trading, at market value 769,033 - 769,033 - Marketable securities available for sale, at market value 11,137,938 - 11,137,938 - Derivative financial instruments 86,948 - 86,948 - Liabilities (66,549) - (66,549) - Derivative financial instruments (66,549) - (66,549) -

69 Consolidate 12/31/2020 Level 1 Level 2 Level 3 Assets 7,717,202 2,192,537 5,524,665 - Liquidity financial investments 2,192,537 2,192,537 - - Marketable securities available for trading, at market value 2,400,885 - 2,400,885 - Marketable securities available for sale, at market value 3,096,267 - 3,096,267 - Derivative financial instruments 27,513 - 27,513 - Liabilities (56,757) - (56,757) - Derivative financial instruments (56,757) - (56,757) - (iii) Sensitivity analysis To determine the sensitivity of Inter’s capital to changes in market variables, a sensitivity analysis was conducted for market risk factors considered relevant. The major losses, by risk factor, in each of the scenarios were presented with impact on the result, providing a view of Inter’s exposure by risk factor in specific scenarios. Simulations with three possible scenarios have been performed pursuant to ICVM No. 475/2008, in order to estimate the impact on the fair value of financial assets presented below: Scenario I: Probable situation, which reflects the perception of the Bank’s senior management in relation to the scenario with higher probability of occurrence considering macroeconomic factors and market information (B3, Anbima, etc.) observed in the period. Assumption adopted: deterioration and development in market variables with simultaneous disruptions: a 1 basis point disruption in the rates of price index coupon, interest rate coupon, and pre-fixed interest rate, considering the worst losses by risk factor and, consequently, not considering the rationale between macroeconomic variables. Scenario II: Any situation of deterioration and evolution in market variables through schock of 25% in the curves of the rates of price index coupon, interest rate coupon, pre-fixed interest rate based on the market conditions observed in each period, considering the worst losses by risk factor and, consequently, not considering the rationale between macroeconomic variables. Scenario III: Any situation of deterioration and evolution in market variables through schock of 50% in the curves of the rates of price index coupon, interest rate coupon, pre-fixed interest rate based on the market conditions observed in each period, considering the worst losses by risk factor and, consequently, not considering the rationale between macroeconomic variables. Below is a summary of the results for the Trading book and Banking Book on aggregate basis.

inter

Exposures Banking and Trading Portfolios							2021
				Scenarios			
Risk Factors	Risk on the fluctuation of	rate fluctuation in scenario I	Scenario I	rate fluctuation in scenario II	Scenario II	rate fluctuation in scenario III	Scenario III
IPCA Coupon	Price index coupon	increase	- 3,045	increase	- 350,577	increase	- 658,147
IGP-M Coupon	Price index coupon	increase	- 42	increase	- 5,281	increase	- 10,118
PRE	Preset rate	decrease	- 334	decrease	- 166,292	decrease	- 551,209
TR Coupon	Income rate coupon	increase	- 813	increase	- 149,209	increase	- 266,744

Exposures Banking and Trading Portfolios							2020
				Scenarios			
Risk Factors	Risk on the fluctuation of	rate fluctuation in scenario I	Scenario I	rate fluctuation in scenario II	Scenario II	rate fluctuation in scenario III	Scenario III
IPCA Coupon	Price index coupon	increase	- 3,267	increase	- 232,778	increase	- 442,070
IGP-M Coupon	Price index coupon	increase	- 83	increase	- 8,185	increase	- 15,804
PRE	Preset rate	increase	- 162	increase	- 30,078	increase	- 56,739
TR Coupon	Income rate coupon	increase	- 34	increase	- 5,449	increase	- 9,801

c. Operating risk management

Inter is exposed to operating risks, which pervade all its activities and processes, as they are susceptible to flaws and errors derived from processes, people, systems and external events.

In view of Inter's current business model, especially in connection with digital strategy, Inter promotes ongoing improvement of processes, systems and controls that seek to mitigate events of operational instability, reduce risks of cyber-attacks, among other.

Incidents involving operating risks are monitored and reported through several directive committees, which define their respective relevance, as well as the action plans to be executed.

For capital allocation to operating risk, Inter adopted the methodology of Basic Indicator Approach or BIA, as provided for in Article 1 of Bacen Circular No. 3,640/2013.

d. Credit risk management

The credit risk management in Inter's prudential conglomerate aims to maintain the risk profile and yield of the credit portfolio framed within the limits defined in the Risk Appetite Statement ("RAS").

The credit risk management has a control structure independent from the business units, being responsible for the process of monitoring of risk levels, as well as for ensuring abidance by Inter's policies.

The credit risk management is based on a few pillars:

- Policies and guidelines of concession of credit and collection by products and/or categories of clients.
- Statistical models for risk measurement and classifications for individuals and conservative (and restrictive) policy of guarantees and/or risk for operations with companies.

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71 • Definition and approval of concentration limits, mitigating the accumulation of risks by categories and/or segments. • Monitoring of the risk profile of the portfolio on a prospective basis in order to anticipate any risks and/or imbalances. • Appraisal of guarantees, collaterals and other risk mitigating instruments. • Use of statistical models covering projection of probability of default, as well as levels of default recovery (in case of default). Additionally, we stress that credit risk management considers a structured process of risk classification (and provisioning) based on thorough and consistent models, weighing the complexity of operations, guarantees involved, among other points. Accordingly, we point out that the models adopted in credit risk management comply with the guidelines and market best practices and are consistent with the complexity (and risks) of Inter’s operations. e. Basel Index On February 23, 2017, the Central Bank of Brazil (Bacen) disclosed CMN Resolution No. 4,557/2017, which established the need of implementing a capital management structure by financial institutions. Inter has mechanisms that allow the identification and appraisal of material risks incurred, including those not covered by the Minimum Required Reference Equity (PRMR). The policies and strategies, as well as the capital plan, allow the maintenance of capital at levels compatible with the risks incurred by Inter. Stress tests are periodically conducted and their impacts are analyzed from the capital standpoint. Management reports on capital adequacy are issued to the areas and intervening strategic committees, being a subsidy for the decision-making process of Inter’s Senior Management. The Basel Index was determined according to criteria set forth in CMN Resolutions No. 4,192/2013 and No. 4,193/2013, which address the calculation of the Reference Equity (PR) and Minimum Required Reference Equity (PRMR) in relation to Risk Weighted Assets (RWA). The methodology of determination of regulatory capital continues to be established at Levels I and II, where Level I consists of Main Capital (less Prudential Adjustments) and Complementary Capital, and the scope adopted for consolidation and verification of the operating limits considers the Prudential Conglomerate composed of Inter and Inter Distribuidora de Títulos e Valores Mobiliários and investments funds, when applicable.

inter

(a) DLO – Document of requirement margins regarding the RWA

	12/31/2021	12/31/2020
Reference Equity (PR)	**7,955,238**	**3,086,869**
Reference Equity Level I	**7,955,238**	**3,086,869**
Principal Capital (CP)	**7,955,238**	**3,086,869**
Risk Weighted Assets - RWA	**17,953,263**	**9,698,370**
RWA for Credit Risk by Standardized Approach - RWACPAD	16,198,394	8,064,315
RWA for Market Risk - RWAMPAD	323,581	532,008
RWA for Operating Risk by Standardized Approach - RWAOPAD	1,431,287	1,102,047
Capital Requirement		
Minimum Principal Capital Required for RWA	807,897	436,427
Minimum Reference Equity Level I Required forRWA	1,077,196	581,902
Minimum Reference Equity Required forRWA	1,436,261	775,870
Margin on Capital Requirement		
Margin on Principal Capital Required	7,147,341	2,650,442
Margin on Reference Equity Level I Required	6,878,042	2,504,967
Principal Capital Index (CP/RWA)	**44.3%**	**31.8%**
Capital Index Level I (Level I /RWA)	**44.3%**	**31.8%**
Basel Index (PR/RWA)	**44.3%**	**31.8%**

30. Other information

(i) Ombudsman

Inter's Ombudsman serves as channel of relationship between clients and users of the products and services offered and for addressing and mediating conflicts. The scope of the Ombudsman is to seek fast and effective solutions, with transparency and impartiality, and it is also committed to promoting improvements in the services provided. The reports received by the Ombudsman are analyzed and addressed on conclusive and formal basis, in up to ten business days, in strict compliance with CMN Resolution No. 4,860/2020.

(ii) Socio-environmental responsibility

Besides the provisions of CMN Resolution No. 4,327/2014, for Inter environmental responsibility is when the organization itself, clients, users, suppliers or service providers voluntarily adopt attitudes, behaviors and actions that promote the well-being of its internal (employees, shareholders etc.) and external (community, stakeholders, environment etc.) public. It is a voluntary practice, which involves benefit of the collectivity and should not be confounded exclusively with compulsory actions imposed by the regulator.

(iii) Sureties and Guarantees

The balance of sureties and guarantees provided by Inter, individual and consolidated, amounts to R$0 (December 31, 2020: R$38).

(iv) Insurance contracted

Inter has insurance for its main assets in amounts considered adequate by Management to cover any losses.

(v) Coronavirus (COVID-19)

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73 In the quarter ended December 31, 2021, the events and conditions caused by the dissemination of the new Coronavirus (COVID-19) and by the strict measures implemented to contain and/or retard the spread of the virus, resulted in levels of uncertainties and risks for Inter that had not been faced before. Due to the COVID-19, a series of decisions have been made to maintain the quality of services provided, as well as to ensure the security of clients, employees and suppliers of Inter. The economic and financial impacts are as follows: effect on the mark to market of securities held for trading and available for sale, decrease in receipts as a result of the postponement and/or rescheduling of loan and financing installments. These impacts from the pandemic have been closely monitored by Management. 31. Subsequent events After the Central Bank and the US regulatory agencies approved the acquisition of one hundred per cent (100%) of USEND's capital stock, Inter now informs its shareholders and the market in general that the conditions to make the deal for the operation were deemed to be complied on January 25, 2022 and that the acquisition of USEND by Inter has been completed. USEND is a US company with 16 years working in the foreign exchange market and with financial services, among other things providing the Global Account digital solution to transfer money from country to country. It is licensed as a Money Transmitter in more than 40 states in the USA and can offer those residing in the country with services such as wallet, debt card, payment of bills etc. It has more than 150 thousand clients who can also buy gift cards and mobile reload. By acquiring USEND, Inter plans to start undertaking its financial activities in the United States as well, extending its offer of financial and non-financial products both to those residing in the USA as well as its Brazilian clients, using the Inter platform to provide USEND solutions. The founder and CEO will lead the main executives of the company to take part in the US operation and shall lead the integration process as well as the expansion to other markets, such as credit facilities and securities brokerage, as Inter has planned to do in the US territory for a long time.

74 Board of Directors Rubens Menin Teixeira de Souza - Chairman José Felipe Diniz - Board Member Leonardo Guimarães Corrêa - Board Member Maria Fernanda Nazareth Menin Teixeira de Souza – Board Member Carlos Henrique Carneiro de Medeiros - Board Member Cristiano Henrique Vieira Gomes - Board Member Luiz Antônio Nogueira de França - Independent Board Member André Guilherme Cazzaniga Maciel - Independent Board Member Presiding Officer João Vitor Nazareth Menin Teixeira de Souza Vice-Chairmanship Alexandre Riccio de Oliveira Marco Túlio Guimarães Board Executive Officers Ana Luiza Vieira Franco Forattini André Jacques Luciano Uchoa Costa Felipe Bottino Frederico Correa Ferreira de Melo Guilherme Ximenes de Almeida Janderson de Miranda Facchin Helena Lopes Caldeira Leonardo Guimarães Corrêa Lucas de Souza Bernardes Priscila Salles Vianna de Paula Ray Tarick Pereira Chalub Sebastião Luiz da Silva Thiago Garrides Cabral de Lima Fiscal Council Paulino Ferreira Leite - Board Member Thiago da Costa and Silva Lott - Board Member Fernando Henrique da Fonseca - Board Member

75 Responsible Accountant Sicomar Benigno de Araújo Soares - CRC-MG 67.120-O-3